Exhibit 99.2
CURALEAF HOLDINGS, INC.
Consolidated Financial Statements
As of and for the Years Ended
December 31, 2025 and 2024
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Curaleaf Holdings, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Curaleaf Holdings, Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, temporary equity and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2026, expressed an unqualified opinion.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of inventory
As described in Notes 3 and 8 to the financial statements, the Company’s net inventory as of December 31, 2025, was $225.0 million and consisted of cannabis and non-cannabis raw materials, work-in-process, and finished goods. Inventory is recorded at cost and subsequently measured at the lower of cost and net realizable value. Significant inputs and assumptions include the allocation of production and overhead costs to units produced. Additionally, the Company records a provision for aged, obsolete, or unsellable inventory, which requires significant judgment. The Company periodically reviews its inventory to identify aged, obsolete, or unsellable items based primarily on defined aging thresholds that vary by product category, as well as considering product shelf life, expiration dates, state-specific inventory levels, and other qualitative factors requiring management judgment.
The valuation of inventory was identified as a critical audit matter due to the significant assumptions management applied in determining inventory valuation and the increased level of audit effort required to assess the reasonableness of management’s assumptions and estimates.

The primary audit procedures performed to address this critical audit matter included:

•Obtained an understanding of and evaluated the design, implementation, and operating effectiveness of internal controls related to inventory valuation, including the allocation of production and overhead costs.
•Evaluated management’s policy for setting standard costs, including yield and lifecycle assumptions, and assessed the reasonableness of significant assumptions by testing inventory costs against historical production data and third-party purchases.
•Evaluated the appropriateness of management’s methodologies, significant assumptions, and inputs used in assessing net realizable value and determining reserves for slow-moving or excess inventory. This included comparing management’s assumptions to historical trends, independent calculations, current selling prices, and costs, as well as evidence obtained from other audit procedures.
•Tested the mathematical accuracy of inventory valuation calculations and assessed the completeness and accuracy of underlying data.
•Evaluated and tested the appropriateness of management’s cost classification between cost of goods sold and operating expenses, ensuring proper capitalization of inventory costs impacting valuation.
•Evaluated the adequacy and completeness of the disclosures related to inventory in the financial statements, ensuring compliance with applicable accounting standards.
Evaluation of the impairment analysis for goodwill and intangible assets
As described in Notes 3 and 23 to the financial statements, the carrying values of the Company’s goodwill and intangible assets, net of accumulated amortization, were $635 million and $1,011 million, respectively, as of December 31, 2025. The Company conducts impairment testing annually or when a triggering event occurs. Impairment charges are determined by comparing the fair value of the reporting unit to its carrying amount. The Company did not recognize any impairment losses on its goodwill or intangible assets for the year ended December 31, 2025.
We identified the evaluation of goodwill and intangible asset impairment as a critical audit matter due to the high degree of auditor judgment required to assess the significant assumptions used in determining fair value estimates. This evaluation involved the use of professionals with specialized skills and knowledge. Additionally, the sensitivity of reasonably possible changes to these assumptions could have a significant impact on the fair value determination and the Company’s impairment assessment.
The primary audit procedures performed to address this critical audit matter included:

•Obtained an understanding of and evaluated the design, implementation, and operating effectiveness of internal controls related to management’s impairment assessment process for goodwill and intangible assets.
•Assessed the appropriateness of the reporting units considered in management’s impairment analysis, ensuring alignment with the Company’s organizational structure and financial reporting.
•Evaluated the goodwill impairment analysis performed by a third-party valuation specialist engaged by management, including assessing key assumptions, methodologies, and consistency with relevant accounting standards.
•Evaluated management’s qualitative assessment of impairment over long-lived assets held and used for reasonableness.
•Reviewed the credentials and expertise of the third-party valuation firm to determine whether its personnel had the necessary qualifications, experience, and industry knowledge to perform the impairment analysis.
•Assessed the reasonableness of the Company’s forecasted sales growth rates and margins by comparing growth assumptions to historical performance, industry trends, and relevant market data.
•With the assistance of our firm’s valuation specialists, we tested the appropriateness of management’s judgments and assumptions in its impairment analysis, including:
◦Verified the mathematical accuracy of the impairment calculations and assessed the completeness and accuracy of the underlying data used.
◦Evaluated the appropriateness of the valuation methodologies applied by management, as well as the reasonableness of key assumptions and inputs, including discount rates, market multiples, risk-free rate, and the weighted-average cost of capital.
◦Performed procedures to assess the impact of potential changes in key assumptions on the fair value of reporting units deemed at risk of impairment.
◦Compared management’s key assumptions to historical financial performance, industry and market trends, and corroborating audit evidence to assess their reasonableness.
•Evaluated the adequacy and completeness of the disclosures related to goodwill and intangible assets in the financial statements, ensuring compliance with applicable accounting standards.

Evaluation of uncertain tax positions
As described in Notes 3 and 23 to the financial statements, the Company has taken uncertain tax positions based on legal interpretations that challenge its tax liability under Internal Revenue Code Section 280(E) and inventory costs for tax purposes. The Company has filed amended federal and state tax returns with refund claims for several entities related to tax years prior to 2023 based on these positions. Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. As of December 31, 2025, the Company’s uncertain tax position was $532 million.
Auditing management’s estimate of the amount of tax benefit that qualifies for recognition involved especially challenging judgment because management’s estimate is complex, highly subjective and based on interpretations of tax laws and legal rulings.
The primary audit procedures performed to address this critical audit matter included:

•With the assistance of our tax specialists, we assessed the technical merits of the Company’s tax positions, including evaluating income tax interpretations and third-party advice from a law firm obtained by the Company and the Company’s process of filing tax returns with uncertain tax positions.
•Evaluated the appropriateness of the Company’s accounting for its tax positions taking into consideration relevant federal and state income tax laws.
•Analyzed the Company’s assumptions and data used to determine the amount of tax benefit to recognize and tested the completeness and accuracy of the calculations.
•Evaluated the adequacy of the Company’s financial statement disclosures related to these tax matters.
We have served as the Company’s auditor since 2022.
/s/ PKF O’Connor Davies, LLP
New York, New York
February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Curaleaf Holdings, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Curaleaf Holdings, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive loss, temporary equity and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and our report dated February 26, 2026, expressed an unqualified opinion.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PKF O’Connor Davies, LLP
New York, New York
February 26, 2026

Curaleaf Holdings, Inc.
Consolidated Balance Sheets
(in thousands)

		As of
	Note	December 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents (including restricted cash and cash equivalents)	3	$101,573	107,226
Accounts receivable, net of allowance for credit losses of $2,617 and $2,722, respectively	7, 27	76,339	66,031
Inventories, net	8	225,022	216,937
Assets held for sale	5, 6	3,681	15,653
Prepaid expenses and other current assets	3	37,379	28,067
Notes receivable - current	9	4,629	451
Total current assets		448,623	434,365
Deferred tax asset	23	443	401
Income tax receivable	23	2,382	20,041
Investments and other assets	14, 27	13,396	14,982
Notes receivable - net of current	9	2,980	2,037
Property, plant and equipment, net	10, 12	520,386	542,604
Right-of-use assets, finance lease, net	11	97,599	105,168
Right-of-use assets, operating lease, net	11	113,274	115,829
Intangible assets, net	13	1,011,115	1,085,397
Goodwill	13	635,117	628,884
Total assets		$2,845,315	$2,949,708

Curaleaf Holdings, Inc.
Consolidated Balance Sheets
(in thousands)

		As of
	Note	December 31, 2025	December 31, 2024
Liabilities, Temporary equity and Shareholders’ equity
Current liabilities:
Accounts payable		$74,725	$79,129
Accrued expenses	15	110,493	102,188
Income tax payable	23	18,952	23,414
Lease liabilities, finance - current	11	11,684	10,995
Lease liabilities, operating - current	11	19,837	17,333
Notes payable - current	16	35,730	101,723
Contingent consideration liability - current	4, 27	—	3,310
Deferred consideration liability - current	4	2,966	33,068
Financial obligations - current	12	7,238	7,208
Liabilities associated with assets held for sale	5, 6	7,073	8,905
Other current liabilities		5,616	652
Total current liabilities		294,314	387,925
Deferred tax liability	23	212,002	244,773
Notes payable - net of current	16	512,922	466,897
Lease liabilities, finance - net of current	11	144,446	150,683
Lease liabilities, operating - net of current	11	102,346	106,192
Uncertain tax position	23	531,508	392,188
Contingent consideration liability - net of current	4, 27	3,358	2,837
Deferred consideration liability - net of current	4	—	2,000
Financial obligations - net of current	12	202,901	201,687
Other long-term liabilities		1,237	1,133
Total liabilities		2,005,034	1,956,315

Commitments and contingencies	26

Temporary equity:
Redeemable non-controlling interest contingency	2, 18	83,931	132,179

Shareholders’ equity:
Additional paid-in capital	17	2,345,402	2,237,468
Accumulated other comprehensive loss		(1,808)	(20,080)
Accumulated deficit		(1,587,244)	(1,356,174)
Total shareholders’ equity		756,350	861,214
Total liabilities, temporary equity and shareholders’ equity		$2,845,315	$2,949,708

The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Operations
(in thousands, except for share and per share amounts)

		Years Ended
	Note	December 31, 2025	December 31, 2024
Revenues, net:
Retail and wholesale revenues		$1,254,821	$1,328,331
Management fee income		13,314	5,968
Total revenues, net	25	1,268,135	1,334,299
Cost of goods sold	10, 11	637,113	693,522
Gross profit		631,022	640,777
Operating expenses:
Selling, general and administrative	20	428,442	418,534
Share-based compensation	19	35,736	25,696
Depreciation and amortization	10, 11, 13	141,394	171,804
Total operating expenses		605,572	616,034
Income from continuing operations		25,450	24,743
Other income (expense):
Interest income		663	776
Interest expense	16	(56,753)	(59,353)
Interest expense related to lease liabilities and financial obligations	11, 12	(44,076)	(41,263)
Impairment loss	10, 11, 12	(9,080)	(54,245)
Other income, net	22	5,582	15,984
Total other expense, net		(103,664)	(138,101)
Loss before provision for income taxes		(78,214)	(113,358)
Provision for income taxes	23	(123,689)	(98,251)
Net loss from continuing operations		(201,903)	(211,609)
Net loss from discontinued operations	6	(26,250)	(10,398)
Net loss		(228,153)	(222,007)
Less: Net income (loss) attributable to non-controlling interest	2, 18	2,917	(6,584)
Net loss attributable to Curaleaf Holdings, Inc.		$(231,070)	$(215,423)

Per share – basic and diluted(2):
Net loss per share from continuing operations⁽¹⁾		$(0.32)	$(0.31)
Net loss per share from discontinued operations		(0.03)	(0.01)
Net loss per share attributable to Curaleaf Holdings, Inc.(1)	24	$(0.35)	$(0.32)
Weighted average common shares outstanding(2)	24	762,090,951	740,825,099

(1) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Consolidated Balance Sheets. This adjustment does not affect the Company's reported net loss; however, under ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted. See Note 2 — Basis of presentation and consolidation and Note 24 — Earnings per share for further details.

(2) As a result of the Company’s net losses from its continuing and discontinued operations for the years ended December 31, 2025 and 2024, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities; and as such, is the same as basic net loss per share for each period presented.

The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Years Ended
	December 31, 2025	December 31, 2024
Net loss from continuing operations	$(201,903)	$(211,609)
Foreign currency translation gain (loss)	26,927	(12,838)
Net comprehensive loss from continuing operations	(174,976)	(224,447)
Net comprehensive loss from discontinued operations	(26,250)	(10,398)
Net comprehensive loss	(201,226)	(234,845)
Less: Net comprehensive income (loss) attributable to non-controlling interest	11,572	(11,217)
Net comprehensive loss attributable to Curaleaf Holdings, Inc.	$(212,798)	$(223,628)
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Temporary Equity and Shareholders’ Equity
(in thousands, except for share amounts)

		Redeemable non-controlling interest contingency	Common shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
			Number of Shares
	Note		SVS*	MVS*
Balances as of December 31, 2023		$120,650	639,757,098	93,970,705	$2,204,318	$(1,050)	$(11,875)	$(1,140,751)	$1,050,642
Issuance of shares in connection with acquisitions	4	—	12,800,791	—	32,117	—	—	—	32,117
Acquisition escrow shares returned and cancelled		—	(170,158)	—	(535)	—	—	—	(535)
Foreign currency translation loss		(4,633)	—	—	—	—	(8,205)	—	(8,205)
Exercise of stock options	19	—	75,391	—	156	—	—	—	156
Issuance of SVS* for settlement of RSUs**	19	—	3,228,557	—	—	—	—	—	—
Issuance of SVS* for settlement of PSUs**	19	—	396,537	—	—	—	—	—	—
Reclassifications and revisions		—	—	—	(1,538)	1,050	—	—	(488)
Excess redemption value above carrying value	18	22,746	—	—	(22,746)	—	—	—	(22,746)
Share-based compensation: equity-classified awards	19	—	—	—	25,696	—	—	—	25,696
Net loss		(6,584)	—	—	—	—	—	(215,423)	(215,423)
Balances as of December 31, 2024		$132,179	656,088,216	93,970,705	$2,237,468	$—	$(20,080)	$(1,356,174)	$861,214

Balances as of December 31, 2024		$132,179	656,088,216	93,970,705	$2,237,468	$—	$(20,080)	$(1,356,174)	$861,214
Extinguishment of convertible notes by issuance of SVS*	16	—	4,282,596	—	16,500	—	—	—	16,500
Issuance of SVS* to settle non-controlling interest	18	(5,418)	6,810,853	—	5,418	—	—	—	5,418
Excess carrying value of redeemed NCI over consideration paid in SVS*	18	(96,696)	—	—	96,696	—	—	—	96,696
Acquisition related contingent equity consideration	4	—	621,166	—	497	—	—	—	497
Acquisition related deferred equity consideration	4	—	5,762,718	—	77	—	—	—	77
Foreign currency translation gain		8,655	—	—	—	—	18,272	—	18,272
Exercise of stock options	19	—	1,864,272	—	256	—	—	—	256
Issuance of SVS* for settlement of liability(1)		—	96,052	—	77	—	—	—	77
Issuance of SVS* for settlement of RSUs**	19	—	2,618,222	—	—	—	—	—	—
Issuance of SVS* for settlement of PSUs**	19	—	359,948	—	—	—	—	—	—
Excess redemption value above carrying value	18	42,294	—	—	(42,294)	—	—	—	(42,294)
Share-based compensation: equity-classified awards	19	—	—	—	30,707	—	—	—	30,707
Net income (loss)		2,917	—	—	—	—	—	(231,070)	(231,070)
Balances as of December 31, 2025		$83,931	678,504,043	93,970,705	$2,345,402	$—	$(1,808)	$(1,587,244)	$756,350

*as defined in Note 1 — Operations of the Company
**as defined in Note 3 — Significant accounting policies
(1) The Company issued shares to settle a liability stemming from then-outstanding supply obligations.
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

		Years Ended
	Note	December 31, 2025	December 31, 2024
Cash flows from operating activities:
Net loss from continuing operations		$(201,903)	$(211,609)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	10, 11, 12, 13	196,606	231,460
Share-based compensation	19	35,736	25,696
Non-cash interest expense		9,061	14,064
Amortization of operating lease right-of-use assets	11	19,436	16,557
Loss on impairment	10, 11, 12	9,080	54,245
Gain on extinguishment of debt	16, 22	(1,685)	(257)
Loss (gain) on disposal of assets	22	3,049	(4,624)
Loss (gain) on investment	14, 22	343	(6,624)
Non-cash adjustments to inventory	8	(1,932)	(4,174)
Allowance for credit losses	7, 27	2,510	(347)
Deferred taxes	23	(34,089)	(54,491)
Other non-cash (income) expenses		(888)	2,121
Foreign exchange (gain) loss	22	(3,686)	1,617
Changes in assets and liabilities:
Accounts receivable, net	7, 27	(10,961)	(7,791)
Inventories, net	8	(3,724)	4,308
Prepaid expenses and other current assets	3	(8,811)	3,311
Income tax receivable	23	17,660	10,126
Net assets held for sale	5, 6	—	(131)
Investments and other assets	14, 27	1,380	(752)
Accounts payable		(5,197)	(5,634)
Accrued expenses and other liabilities	15	147,915	118,415
Lease liabilities, operating	11	(17,875)	(16,359)
Net cash provided by operating activities from continuing operations		152,025	169,127
Net cash used in operating activities from discontinued operations		(14,319)	(5,503)
Net cash provided by operating activities		137,706	163,624

Cash flows from investing activities:
Purchases of property, plant and equipment	10, 12	(63,440)	(92,438)
Disposals of property, plant and equipment	10, 12	687	1,382
Proceeds from sale of entities	5, 6	—	8,487
Acquisition-related cash payments, net of cash acquired	4	(542)	(4,699)
Purchases of intangibles	13	(1,209)	(5,000)
Purchase of investments	14	(173)	(708)
Dividend received on investments		225	—
Issuance of notes receivable	9	(5,495)	(3,111)
Payments received on notes receivables	9	749	628
Net cash used in investing activities from continuing operations		(69,198)	(95,459)
Net cash (used in) provided by investing activities from discontinued operations		(1,146)	1,629
Net cash used in investing activities		(70,344)	(93,830)

Curaleaf Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

		Years Ended
	Note	December 31, 2025	December 31, 2024
Cash flows from financing activities:
Proceeds from notes payable	16	83,190	22,017
Principal payments on notes payable	16	(101,282)	(49,339)
Payments of debt issuance costs	16	(950)	(456)
Principal payments on finance lease liabilities	11	(10,230)	(9,445)
Principal payments on financial obligations	12	(5,843)	(5,777)
Exercise of stock options	19	256	156
Payments of deferred consideration	4	(35,398)	(11,250)
Payments of contingent consideration	4	(3,236)	—
Net cash used in financing activities from continuing operations		(73,493)	(54,094)
Net cash used in financing activities from discontinued operations		—	(144)
Net cash used in financing activities		(73,493)	(54,238)

Net (decrease) increase in cash and cash equivalents (including restricted cash and cash equivalents)		(6,131)	15,556
Cash and cash equivalents (including restricted cash and cash equivalents), beginning of period		107,226	91,818
Effect of exchange rate changes on cash and cash equivalents (including restricted cash and cash equivalents)		478	(148)
Cash and cash equivalents (including restricted cash and cash equivalents), end of period		$101,573	$107,226

Non-cash investing & financing activities:
Purchases of property, plant and equipment within accounts payable and accrued expenses	10	$2,767	$15,189
Issuance of SVS* in connection with acquisitions	4	574	32,117
Non-cash proceeds from Note Exchange (as defined herein)	16	7,000	—
Extinguishment of convertible notes by issuance of SVS*	16	16,500	—
Non-cash activity related to modification of failed sale and leaseback arrangements	12	7,087	—
Non-cash activity related to obtaining finance right-of-use assets	11	7,417	3,826
Non-cash activity related to obtaining operating right-of-use assets	11	19,714	11,116
Other non-cash activity related to finance right-of-use assets	11	2,777	2,057
Other non-cash activity related to operating right-of-use assets	11	3,997	1,636
Issuance of notes in connection with sale of entities	9	—	2,300
Contingent consideration incurred in connection with acquisitions	4	—	6,352
Deferred consideration incurred in connection with acquisitions	4	920	1,218
Forgiveness of promissory note in connection with acquisition	4	—	7,020
Issuance of SVS* for settlement of liability		77	—
Excess redemption value attributable to non-controlling interest	18	42,294	22,746
Issuance of SVS* to purchase non-controlling interest	18	5,418	—
Excess carrying value of redeemed NCI over consideration paid in SVS*	18	96,696	—
Non-cash reduction to deferred sale proceeds	5	120	—
Non-cash reduction to acquisition-related deferred consideration	4	—	3,740

Supplemental disclosure of cash flow information:
Cash paid for taxes		$27,058	$16,486

Curaleaf Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

		Years Ended
	Note	December 31, 2025	December 31, 2024
Cash paid for interest		103,606	96,364
Excess tax benefit from exercise of options		97	23
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Explanatory Note
Unless otherwise noted or the context otherwise requires, all information provided in the audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024 and the accompanying notes (together, the “Consolidated Financial Statements”) is given as of December 31, 2025, and references to the “Company” or “Curaleaf” refer to Curaleaf Holdings, Inc. (the “Company”), its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest.
Note 1 — Operations of the Company
The Company is a leading global cannabis company, delivering a vertically integrated platform with a broad omnichannel distribution footprint and a diversified portfolio of brands and products serving consumers and patients, with a mission to improve lives by providing clarity around cannabis and confidence around consumption.
The Company’s global brand portfolio consists of Adven, Anthem, Curaleaf, Find, Four20 Pharma, Grassroots, Green Britannia, Huala, JAMS, Reef and Select.
Domestic Operations:
In the United States (“U.S.”), the Company serves the medical and adult-use cannabis markets through retail and wholesale channels. As of December 31, 2025, the Company’s U.S. operations, conducted by the Company and/or its affiliates, spanned 15 states and included 159 dispensaries, 15 cultivation sites and 18 manufacturing facilities.
International Operations:
The Company’s international operations extend to cultivation, processing, manufacturing and distribution in several key markets:
•Cultivation: The Company operates licensed cultivation facilities in Portugal and Canada.
•Processing and Manufacturing: Pharma-grade cannabis processing and manufacturing facilities are maintained in Germany, Spain, Canada, Portugal and the United Kingdom (“U.K.”).
•Wholesale Distribution: The Company supplies cannabis on a wholesale basis to Australia, New Zealand, the U.K. and various European countries, including Germany, Italy, Poland, the Czech Republic, Switzerland, Sweden and Norway.
•Retail Sales: In the U.K., the Company operates a medical cannabis clinic and holds a pharmacy license, which enables the direct retail supply of medical cannabis to patients.
The Company’s subordinate voting shares (“SVS”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF”.
The principal business address of the Company is located at 290 Harbor Drive, Stamford, Connecticut 06902. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
Note 2 — Basis of presentation and consolidation
The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (the “FASB”). The significant accounting policies described in Note 3 — Significant accounting policies have been applied consistently to all periods presented.
Amounts reported in the Consolidated Financial Statements include estimates and assumptions of management. Actual results could differ from these estimates. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods presented.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Certain previously reported amounts have been reclassified between line items to conform to the current period presentation.
Functional and presentation currency
The Consolidated Financial Statements are presented in U.S. dollar (“USD”), which is the reporting currency of the Company, unless otherwise noted. The functional currency of the Company and the domestic entities reflected in the Consolidated Financial Statements is the USD, and the functional currency of each of the Company’s international entities is the currency of the economic environment in which primary operations are conducted. The financial accounts of the Company’s international subsidiaries are translated to USD using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Unrealized gains and losses resulting from foreign currency translation adjustments are recognized within Accumulated other comprehensive loss, which is a component of Shareholders’ equity on the Consolidated Balance Sheets. Realized transactional exchange gains and losses are included in Other income, net on the Consolidated Statements of Operations.
Basis of measurement
The Consolidated Financial Statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as described herein.
Basis of consolidation
The Consolidated Financial Statements include all the accounts of the Company, its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. Historically, the Company has obtained controlling financial interests in entities through management service agreements (“MSAs”) or financing arrangements.
All intercompany balances and transactions have been eliminated in consolidation. See Note 3 — Significant accounting policies.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the wholly-owned subsidiaries of the Company as well as the entities in which the Company held a controlling financial interest as of December 31, 2025 and 2024:

		As of
		December 31, 2025	December 31, 2024
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
Curaleaf International Holdings Limited	Guernsey	100%	68.5%
Curaleaf, Inc.*	DE	—	—
Northern Green Canada Inc.	Canada	100%	100%
Bloom Fungibles, LLC	AZ	100%	100%
Focused Employer, Inc.	DE	100%	100%

(1) Based on % of voting interests held by the Company.
* Consolidated by the Company as a variable interest entity. See Note 3 — Significant accounting policies and Note 28 — Variable interest entities for further details.
The following table presents the wholly-owned subsidiaries of Curaleaf International Holdings Limited (“Curaleaf International”) as well as the entities in which Curaleaf International held a controlling financial interest as of December 31, 2025 and 2024:

		As of
		December 31, 2025	December 31, 2024
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
Curaleaf International Limited	UK	100%	100%
Four20 Pharma GmbH(2)	Germany	55%	55%

(1) Based on % of voting interests held by the Company.
(2) The remaining 45% noncontrolling interest is held by the sellers of Four20 Pharma GmbH, which the Company acquired in September 2022. See 'Non-controlling interests' herein and Note 18 — Redeemable non-controlling interest for further details.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the wholly-owned subsidiaries of Curaleaf, Inc. as well as the entities in which Curaleaf, Inc., directly or indirectly, held a controlling financial interest as of December 31, 2025 and 2024:

		As of
		December 31, 2025	December 31, 2024
Entity name	Jurisdiction of Incorporation/Formation	Ownership %(1)
CLF AZ, Inc.	DE	100%	100%
CLF NY, Inc.	DE	100%	100%
Curaleaf CA, Inc.	DE	100%	100%
Curaleaf KY, Inc.	DE	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	DE	100%	100%
Curaleaf PA, LLC	DE	100%	100%
Focused Investment Partners, LLC	DE	100%	100%
CLF Maine, Inc.	DE	100%	100%
PalliaTech CT, Inc.	DE	100%	100%
PalliaTech Florida, Inc.	DE	100%	100%
PT Nevada, Inc.	DE	100%	100%
CLF Sapphire Holdings, Inc.	DE	100%	100%
Curaleaf NJ II, Inc.	DE	100%	100%
GR Companies, Inc.	DE	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	DE	100%	100%
Curaleaf Processing, Inc	DE	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf DH, Inc.	DE	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	DE	100%	100%
IL Business Holding Corporation*	IL	—	—
Alternative Therapies Group II, Inc*	MA	—	—
CLF Oregon, LLC (formerly PalliaTech OR, LLC)(2)	DE	—	100%
Curaleaf Hemp, Inc.(2)	DE	—	100%

(1) Based on % of voting interests held by Curaleaf, Inc. with the exception of the entities which Curaleaf, Inc. consolidates as variable interest entities.
(2) Entity dissolved in 2025.
* Consolidated by Curaleaf, Inc. as a variable interest entity. See Note 3 — Significant accounting policies and Note 28 — Variable interest entities for further details.
Non-controlling interests (“NCI”)
NCI in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. However, when a subsidiary is deconsolidated, any

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
retained non-controlling equity investment in the former subsidiary is initially measured at fair value, and the gain or loss triggered by any difference between the carrying value and fair value of the retained interest would be included in Other income, net on the Consolidated Statements of Operations.
NCI with redemption features, such as put and call options, that are not solely within the Company’s control are considered redeemable non-controlling interests (“Redeemable NCI”). Redeemable NCI is considered to be temporary equity and is reported in the mezzanine section between Commitments and contingencies and Shareholders’ equity on the Consolidated Balance Sheets. Redeemable NCI is recorded at the greater of the carrying value, which is adjusted for the NCI’s share of net income or loss generated over the reporting period, and the estimated redemption value at the end of the reporting period. In instances where the redemption value of Redeemable NCI is greater than the carrying value (“excess redemption value”) and redemption is at least probable, the Company has elected to immediately recognize the entire excess redemption value as an adjustment to Additional paid in capital on the Consolidated Balance Sheets. This election provides for a more immediate and transparent reflection of the economic impact associated with changes in redemption value, as opposed to accreting the difference over time.
Change in ownership
Changes in the Company’s ownership interest of a subsidiary with a Redeemable NCI that do not also result in a change in control are accounted for as equity transactions in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). No gain or loss is recognized in earnings within the Consolidated Statements of Operations. The carrying amount of the Redeemable NCI is adjusted to reflect the revised ownership percentage, and any difference between the consideration paid and the adjustment to the Redeemable NCI is recognized within Additional paid in capital in the Consolidated Balance Sheets. Adjustments to Accumulated other comprehensive loss attributable to the Redeemable NCI are also reclassified to Additional paid in capital to reflect the Company’s revised ownership interest.
See Note 18 — Redeemable non-controlling interest for further details.
Note 3 — Significant accounting policies
Variable interest entities
The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether it has a controlling financial interest which is defined by ASC 810 as the power to direct the activities of a variable interest entity (“VIE”) that most significantly impact the VIE’s economic performance and the obligation to absorb losses of and the right to receive benefits from the VIE that could be potentially significant to the VIE. See Note 2 — Basis of presentation and consolidation and Note 28 — Variable interest entities for further details about the entities consolidated by the Company under the VIE consolidation model.
Cash and cash equivalents (including restricted cash and cash equivalents)
Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits.
As of December 31, 2025 and 2024, restricted cash and cash equivalents totaled $12.4 million and $14.2 million, respectively, and consisted primarily of $12.0 million in cash collateralizing the Company’s ABL Facility (as defined in Note 16 — Notes payable). The decrease from December 31, 2024 is primarily attributable to the settlement of the Company’s VOWL Note (as defined in Note 16 — Notes payable), which resulted in the release of the related certificate of deposit previously held as restricted cash, partially offset by interest earned during the reporting period.
Prepaid expenses and other current assets
Prepaid expenses primarily result from advance cash payments made by the Company to its vendors in exchange for goods and services. Upon recognition, the advance payments, measured at cost, are capitalized on the Company’s Consolidated Balance Sheets until the related goods are received and/or services performed. As of December 31, 2025 and 2024, the Company had $31.5 million and $25.1 million, respectively, of Prepaid expenses. The increase from December 31, 2024

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
was primarily attributable to prepaid payroll for the final pay period of 2025. Amortization of the Company’s Prepaid expenses, which is based on the passage of time or as the related assets and/or services are expected to be consumed, is recognized within Selling, general and administrative on the Consolidated Statements of Operations.

As of December 31, 2025 and 2024, the Company had $5.9 million and $3.0 million, respectively, of Other current assets. Other current assets, which represent assets expected to be realized within 12 months of the reporting period, consist primarily of non-income tax receivables, prepaid marketing materials and deferred financing fees related to the Company’s lines of credit. The increase from December 31, 2024 was primarily attributable to the reclassification of a portion of deferred financing fees related to the Amended Needham LOC (as defined in Note 16 — Notes payable) into other current assets.
Notes receivable
Notes receivable are recognized and measured at amortized cost, which is inclusive of the initial carrying amount adjusted for any subsequent amortization of principal, accretion of paid-in-kind interest and any expected credit losses. Interest income on notes receivable is recognized using the effective interest rate method and recognized within Interest income on the Consolidated Statements of Operations.
See Note 9 — Notes receivable for further detail.
Allowance for credit losses on financing receivables
Pursuant to ASC 310, Receivables, the Company recognizes financing receivables, such as accounts receivable and notes receivable, net of an allowance for credit losses on the Consolidated Balance Sheets, in order to present the financing receivables at the expected realizable value. The Company determines its allowance for expected credit losses in accordance with ASC 326, Financial instruments - Credit Losses. Accordingly, the Company's allowances for expected credit losses reflect the potential uncollectability of its financing receivables, based on historical credit loss information as adjusted for current conditions, reasonable and supportable forecasts and the risk characteristics of specific receivables. If current or expected future economic trends, events or changes in circumstances indicate that specific accounts receivable may not be collectible, further consideration is given to the collectability of those balances, and the allowance for expected credit losses is adjusted accordingly. Changes in circumstances that could result in the establishment of an allowance for expected credit losses include, but are not limited to, (i) a borrower experiencing significant financial difficulty; (ii) a significant delinquency in contractual payments; (iii) a determination that foreclosure on the underlying collateral is probable or (iv) an assessment that repayment will be sourced primarily from the sale of the underlying collateral.
Financing receivables are written off after exhaustive collection efforts occur, and the receivables are deemed uncollectible. The credit loss expense associated with the allowance for expected credit losses is recognized within Selling, general and administrative on the Consolidated Statements of Operations.
For further detail on the Company’s allowance for credit losses related to its accounts receivable as of December 31, 2025 and 2024, see Note 7 — Accounts receivable, net. The Company did not recognize an allowance for credit losses on its notes receivable as of December 31, 2025 and 2024.
Inventories, net
Inventories, including packaging and supplies, are stated at the lower of cost or net realizable value (“NRV”) within Inventories, net on the Consolidated Balance Sheets. NRV is the estimated selling price in the ordinary course of business less estimated costs to sell.
The Company utilizes a standard costing methodology to value its inventories. Standard costs, which is inclusive of, but not limited to, materials, labor and depreciation expense, are reviewed periodically and adjusted to approximate weighted average cost. Inventoried costs are recognized within Cost of goods sold on the Consolidated Statements of Operations upon sale of the associated product.
The Company reviews and recognizes inventory write-downs for inventories that are aged, obsolete, unsellable, not compliant with the Company’s quality standards or that have experienced a decline in carrying value in excess of the

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
respective estimated NRV. Inventory write-downs are presented within Cost of goods sold on the Consolidated Statements of Operations and are not reversed in subsequent periods. See Note 8 — Inventories, net for further detail.
Property, plant and equipment, net
Property, plant and equipment is stated at cost less accumulated depreciation and any impairment losses. The Company capitalizes significant expenditures that extend the useful life of its property, plant and equipment, including those associated with failed sale and leaseback arrangements, and expenses the costs of repairs and maintenance as incurred. Construction in progress is measured at cost and, upon completion and placement in service, is reclassified to the appropriate asset class described in the table below.
The Company’s property, plant and equipment is segregated into the following six asset classes:

Asset class	Estimated useful lives(2)
Land	Indefinite life
Information technology	3 years
Machinery and equipment	5-7 years
Furniture and fixtures	5 years
Licenses	5-30 years
Building and improvements(1)	15-39 years

(1) Leasehold improvements are depreciated over the shorter of the asset’s useful life or the remaining lease term.
(2) At each fiscal year-end, the Company reviews the estimated useful lives, residual values and depreciation methods of its Property, plant and equipment and applies any resulting adjustments prospectively.

Depreciation is calculated using the straight-line method to allocate the cost of property, plant and equipment—net of any estimated residual value—over the estimated useful lives. The Company recognizes depreciation expense within Cost of goods sold and Depreciation and amortization on the Consolidated Statements of Operations.
Property, plant and equipment that is held for sale is recorded at its estimated fair value less costs to sell and depreciation ceases. Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. The resulting gain or loss—calculated as the difference between net disposal proceeds and the carrying value of the property, plant and equipment—is recognized within Other income (expense), net on the Consolidated Statements of Operations.
See Note 10 — Property, plant and equipment, net for further detail.
Intangible assets, net
The Company recognizes intangible assets that arise from contractual or other legal rights or are otherwise separable.
Intangible assets acquired in a business combination are measured at their acquisition-date fair value. For intangible assets acquired in a group constituting an asset acquisition, the total cost is allocated to the individual assets based on their relative fair values. Historically, the Company has not renewed or extended the terms of its intangible assets.
Upon initial recognition, an intangible asset is assigned an estimated useful life, representing the period over which the asset is expected to generate future economic benefits. Subsequently, intangible assets are amortized on a straight-line basis over their estimated useful lives. The resulting amortization expense is recognized within Depreciation and amortization on the Consolidated Statements of Operations.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company's intangible assets are segregated into six asset classes with the following estimated useful lives:

Asset class	Estimated useful lives(1)(2)
Non-compete agreements	1-15 years
Trade names	1-20 years
Intellectual property and know-how	5-15 years
Licenses and service agreements	5-30 years
Customer relationships	3 years
Internal-use software	3-5 years

(1) At each fiscal year-end, the Company reviews the estimated useful lives and residual values of its intangible assets and applies any resulting adjustments prospectively.
(2) The Company holds no intangible assets with indefinite useful lives.

See Note 13 — Intangible assets, net and Goodwill for further detail.
Leases
The Company evaluates contracts at inception to determine whether the contract constitutes or contains a lease. A contract is determined to be a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company’s determination of the lease term and classification of a lease as a finance lease or an operating lease occurs as of the lease commencement date. The Company's lease agreements typically contain various extension and termination options. In determining the lease term, the Company includes any option periods for which it is reasonably certain that it will exercise an option to extend the lease or not exercise an option to terminate the lease. For leases with an initial term exceeding 12 months, the Company recognizes a lease liability and a corresponding right-of-use (“ROU”) asset. The lease liability is measured at the present value of future lease payments over the lease term. The ROU asset is measured as the initial lease liability, adjusted for any lease payments made at or before commencement, initial direct costs incurred and lease incentives received. The Company uses its incremental borrowing rate to determine the present value of future lease payments, unless the rate implicit in the lease is readily determinable.
Lease payments included in the measurement of the lease liability primarily consist of in-substance fixed payments. Certain real estate leases contain provisions for future rent escalations tied to an index or a contractual rate. Variable lease payments not dependent on an index or rate are excluded from the lease liability measurement and are expensed as incurred. In addition, the Company's real estate leases may require additional payments for taxes, insurance and common area maintenance, which are considered non-lease components. Where these non-lease components are fixed, they are included in the measurement of the lease liability and ROU asset. Where these non-lease components are variable, the variable payments are excluded from the Company’s measurements of its ROU assets and lease liabilities and are expensed as incurred through Cost of goods sold or Selling, general and administrative on the Consolidated Statements of Operations.
ROU assets are amortized on a straight-line basis over the shorter of the useful life of the asset or the lease term:
•Operating Leases: Lease expense, comprised of the amortization of the ROU asset and the reduction of the lease liability, is recognized as a single amount and allocated between Cost of goods sold and Selling, general and administrative on the Consolidated Statements of Operations.
•Finance Leases: The amortization of the ROU asset is recognized in and allocated between Cost of goods sold and/or Depreciation and amortization, while the effective interest portion of the lease payment is recognized within Interest expense related to lease liabilities and financial obligations on the Consolidated Statements of Operations.
The Company has elected the following practical expedients permitted under ASC 842, Leases (“ASC 842”):
•For leases with an initial term of 12 months or less, the Company does not recognize an ROU asset or lease liability. Lease expense for these short-term leases is recognized on a straight-line basis over the lease term and recognized within Selling, general and administrative on the Consolidated Statements of Operations.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
•For all classes of leased assets, the Company has elected to combine lease and non-lease components into a single lease component.
The Company occasionally subleases an underlying asset to a third party while the original head lease remains in effect. The Company accounts for the head lease and the sublease as separate transactions. If a sublease arrangement relieves the Company of its primary obligation under the head lease, the associated ROU asset and lease liability are derecognized, and any gain or loss is recognized in the period within Other income, net in the Consolidated Statements of Operations. If the Company is not relieved of its primary obligation, the original lease accounting remains unchanged, and the Company accounts for the sublease as a lessor. If the Company remains secondarily liable, a guarantee obligation would also be recognized.
See Note 11 — Leases for further detail.
Failed sale and leaseback arrangements
The Company periodically enters into arrangements where the Company sells an asset and simultaneously leases back all, or a portion of, the same asset for all, or part of, the asset’s remaining useful life. Each such transaction is evaluated under ASC 842 to determine if the transfer of the asset qualifies as a sale. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing arrangement, and the Company:
•does not derecognize the underlying asset and continues to recognize the asset within Property, plant and equipment, net on the Consolidated Balance Sheets, depreciating the asset over its remaining useful life;
•recognizes a liability for the sale proceeds, within Financial obligations - current and Financial obligations - net of current on the Consolidated Balance Sheets; and
•allocates the cash payments made to the buyer-lessor between principal reduction of the financial liability and interest expense, using the effective interest method. The interest expense is recognized within Interest expense related to lease liabilities and financial obligations on the Consolidated Statements of Operations.
See Note 12 — Failed sale leaseback arrangements for further detail.
Impairment of long-lived assets
The Company evaluates its long-lived assets, including property, plant and equipment, ROU assets and definite-lived intangible assets, for impairment whenever events or changes in circumstances suggest the carrying amount of the asset group(s) to which the long-lived asset(s) are classified may not be recoverable. If a triggering event occurs, the Company tests its long-lived asset group(s) for recoverability by comparing the carrying amount to the estimated future undiscounted cash flows expected to result from the Company’s use and eventual disposition of the long-lived asset group(s). If the long-lived asset group(s) fail the recoverability test, the Company recognizes an impairment loss for the amount by which the carrying amount exceeds the fair value of the long-lived asset group(s). Impairment losses are recognized as incurred within Impairment loss on the Consolidated Statements of Operations. Typically, impairment losses recognized in prior reporting periods are irreversible.
Goodwill
Goodwill represents the excess of the consideration transferred in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized but is tested for impairment at the reporting unit level. Upon acquisition, goodwill is allocated to the reporting unit or units expected to benefit from the business combination. A reporting unit is an operating segment or one level below an operating segment that represents a component, or group of components, for which discrete financial information is available and reviewed regularly by segment management.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Impairment of goodwill
The Company tests goodwill for impairment annually, as of October 1, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. The Company conducts its impairment testing process as follows:
•Qualitative Assessment: The Company may first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit, inclusive of any allocated goodwill, is less than its carrying value. This assessment considers factors such as significant underperformance relative to historical or projected future operating results, significant negative industry or economic trends and significant changes in the Company's use of the acquired assets or its overall business strategy.
•Quantitative Test: If the qualitative assessment indicates that an impairment is more likely than not, the Company proceeds to a quantitative impairment test. The fair value of the reporting unit is compared to its carrying value, including goodwill. The fair value of a reporting unit is determined using a combination of income and market-based valuation approaches.
If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment loss equal to the excess. The loss recognized is limited to the total amount of goodwill allocated to that reporting unit. Impairment losses are recognized within Impairment loss on the Consolidated Statements of Operations, during the period in which the impairment is identified. Impairment losses recognized in prior reporting periods are irreversible.
See Note 13 — Intangible assets, net and Goodwill for further detail.
Investments
The Company’s investments in equity securities are accounted for based on the nature of the investment and the level of influence the Company can exercise over the investee.
Equity method investments: Equity investments in entities over which the Company has significant influence but not control is accounted for using the equity method of accounting:
•The investment is initially recorded at cost; and
•The carrying amount is subsequently adjusted on a quarterly basis to recognize the Company’s proportionate share of the investee’s net income or loss in the current fiscal period.
Equity securities: Investments in equity securities are accounted for as follows:
•With readily determinable fair value: measured at fair value, with all unrealized gains and losses recognized within the Consolidated Statements of Operations in the period they occur;
•Without readily determinable fair value: measured at cost, less any impairment, and adjusted for any observable price changes from identical or similar investments of the same issuer.
The Company evaluates its investment portfolio quarterly for indicators of impairment. If the Company has reason to believe that an investment’s fair value is below its carrying value, the Company recognizes an impairment loss for the difference.
On the Consolidated Statements of Operations, recognized gains and losses are reflected within Other income, net and impairment losses are recognized within Impairment loss, during the period in which they occur.
Deferred charges: debt financing
Costs incurred to obtain new debt financing or modify existing debt are deferred. The accounting treatment for these costs depends on the nature of the financing arrangement.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Debt discounts, premiums and direct issuance costs related to term loans are presented on the Consolidated Balance Sheets as a direct deduction from or addition to the carrying amount of the related debt and are amortized to Interest expense over the term of the debt using the effective interest method.
Debt issuance costs related to revolving lines of credit are capitalized as an asset on the Consolidated Balance Sheets and are amortized to Interest expense on a straight-line basis over the term of the credit facility on Consolidated Statements of Operations.
Commitments and contingencies
The Company recognizes loss contingencies on litigation matters within Accrued expenses on the Consolidated Balance Sheets. Losses on contingent liabilities are recognized when both of the following conditions are met: (i) it is probable that a loss has been incurred and (ii) the amount of the loss can be reasonably estimated. Gains from contingent liabilities are recognized only when realized or realizable. Losses (gains) related to contingent liabilities are recognized within Other income, net, on the Consolidated Statements of Operations.
The Company recognizes legal costs, as incurred, within Selling, general and administrative on the Consolidated Statements of Operations.
See Note 26 — Commitments and contingencies for further detail.
Income taxes
The Company’s Provision for income taxes on the Consolidated Statements of Operations is comprised of current and deferred income taxes, except to the extent that the income tax expense is related to a business combination or items that are recognized directly within Shareholders’ equity on the Consolidated Balance Sheets.
Current income taxes are recognized for the estimated taxes payable or refundable for the current fiscal period and are based on the taxable income (loss) for the current fiscal period (as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period). Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred income taxes are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis. Deferred taxes are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in Provision for income taxes on the Consolidated Statements of Operations in the period that includes the enactment date.
Valuation allowances
Deferred tax assets are reduced by a valuation allowance, if based on available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The Company assesses the realizability of its deferred income tax assets quarterly, considering all available positive and negative evidence, including the nature, frequency and severity of cumulative losses, forecasts of future profitability and the duration of statutory carryforward periods.
Net operating loss (“NOL”) carryforwards
The Company recognizes the tax benefit from an NOL carryforward only to the extent it is more-likely-than-not that the tax benefit will be realized.
In accordance with Section 382 (“Section 382”) of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other tax attributes to offset post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation,” as defined in Section 382. Future changes in the Company’s equity ownership, which may be outside of its control, or future equity offerings and

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
acquisitions could trigger an “ownership change.” If an “ownership change” has occurred or does occur in the future, the Company may be limited in its utilization of NOL carryforwards, which could result in increased future tax liabilities.
Uncertain tax positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and, in the normal course of business, is subject to examination and audit by federal, state and foreign jurisdictions. The Company recognizes a liability for tax positions that are more likely than not to be disallowed upon examination by a tax authority.
The Company’s cannabis operations are subject to Section 280E of the U.S. Internal Revenue Code (“Section 280E”), which disallows deductions for ordinary and necessary business expenses. The Company has adopted a tax position, supported by legal interpretations, asserting that the restrictions of Section 280E do not apply to its cannabis operations (the “Section 280E Position”).
While the Company believes its Section 280E Position is supported by sound legal reasoning, the cannabis industry operates in a complex and evolving regulatory environment. If the Company’s position is not upheld the Company has established reserves for this contingency which are recognized within Uncertain tax position on the Consolidated Balance Sheets.
The Company’s Uncertain tax position liability increased by $139.3 million during the twelve months ended December 31, 2025, of which $134.2 million reflects the portion of income tax payable associated with the Section 280E Position. The remaining $5.1 million relates to other immaterial uncertain tax positions.

The Company believes it is reasonably possible that its liability for uncertain tax positions will continue to increase over the next 12 months, while its Section 280E Position is reviewed by the Internal Revenue Service (“IRS”) and certain state tax authorities.
Unrecognized tax benefits
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. Quantifying income tax positions involves inherent uncertainty, particularly given the complexity of federal, state and foreign tax tax laws and regulations in the jurisdictions in which the Company operates. The Company recognizes tax benefits only on those tax positions where it is more-likely-than-not that a tax benefit will result upon ultimate settlement with a taxing authority in possession of all relevant information.
The Company recognizes interest and penalties related to unrecognized tax positions within Provision for income taxes on the Consolidated Statements of Operations, or if incurred as a result of an acquisition, within Income tax receivable on the Consolidated Balance Sheets.
Change in tax laws

During the third quarter of 2025, the U.S. enacted H.R.1 – One Big Beautiful Bill Act (the “OBBBA”), which introduces various corporate income tax provisions effective in 2025 and subsequent years. The provisions that became effective in 2025 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. The Company is currently evaluating the potential impact of the OBBBA provisions that become effective in subsequent years; however, the Company does not anticipate these provisions will have a material impact on its consolidated financial position, results of operations or cash flows.
Revenues
The Company recognizes revenue when the control of a promised good or service is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the transferred good or service.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Retail and wholesale revenues
The Company derives revenue from the sale of cannabis products. Domestically, revenue is generated from direct-to-consumer retail sales at Company-operated dispensaries and from wholesale sales to third-party dispensaries, distributors and processors. Internationally, revenue is generated from direct-to-patient retail sales through the Company’s online cannabis pharmacy in the U.K. and from wholesale sales to distributors in Australia, Canada, Europe and New Zealand. In addition, the Company generates non-cannabis revenues from wholesale operations in Germany and Spain.
Revenues from the sale of retail and wholesale cannabis products are recognized at the point of time when control is transferred to the customers. Typically, for retail customers, control is transferred at point of sale and for wholesale customers control is transferred upon delivery and acceptance. Retail and wholesale revenues are recorded net of any sales discounts.
Management fee income
Management fee income is derived from various arrangements with cannabis licensees and other third parties. These arrangements include Management Service Agreements (“MSA”s) through which the Company provides professional services, such as cultivation, processing and retail know-how; back-office administration; brand licensing and real estate leasing/lending services. In addition, domestically, management fee income is inclusive of royalty fees earned on the use of the Company’s licenses by third parties; while, internationally, the Company earns fees for providing manufacturing, logistics and consultation services. Management fee income is recognized on a straight-line basis over the term of the associated arrangements as services are provided.
Customer loyalty program and Promotional discounts
For most of its locations, the Company offers a loyalty reward program where retail customers can earn points on purchases for redemption on future purchases. Loyalty reward points are considered a material right and a separate performance obligation, and a portion of the initial transaction price is allocated to the loyalty points earned on the transaction and deferred. The deferred revenue is recognized within Accrued expenses on the Consolidated Balance Sheets, until the earned loyalty reward points are redeemed, expired or forfeited. As of December 31, 2025 and 2024, the Company’s Accrued loyalty payable totaled $5.0 million and $5.8 million, respectively.
Promotional discounts and loyalty rewards that are not tied to a customer purchase are expensed as incurred and recognized within Sales and marketing, which is a component of Selling, general and administrative expense on the Consolidated Statements of Operations.
See Note 25 — Segment reporting for further details.
Share-based compensation
The Company accounts for all share-based payments to employees, directors and consultants, including stock options, performance stock units (“PSUs”), restricted stock units (“RSUs”) and virtual share options (“VSOs”), by measuring the awards at their grant-date fair value and recognizing the corresponding compensation expense over the requisite service period, which typically equates to the vesting period. The Company recognizes share-based compensation expense within Share-based compensation on the Consolidated Statements of Operations, with a corresponding increase to Shareholders’ equity or Accrued expenses on the Consolidated Balance Sheets, based on the award’s classification.
Valuation
The fair value of share-based awards is determined using appropriate valuation models depending on the nature of the award:
•RSUs and PSUs: The fair value of RSUs and PSUs subject to service or non-market performance conditions is determined based on the closing market price of the Company’s SVS on the date of grant.
•Stock options: The Company uses the Black-Scholes option-pricing model to determine the grant-date fair value of stock options.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
•Awards with market conditions: For awards that contain market conditions (e.g., achieving a specific stock price), the Company utilizes a Monte Carlo simulation model to determine the grant-date fair value.
•Virtual share options: VSOs are awards that do not convey actual equity interests and are settled solely in cash. Such awards are classified as liability awards, and the grant-date fair value is determined in accordance with the underlying plan agreement. VSOs are remeasured to fair value at the end of each reporting period.
The key assumptions used in the Black-Scholes model include the award’s expected term, expected volatility, risk-free interest rate and expected dividend yield. Expected volatility is estimated based on the historical stock price volatility of the Company’s SVS over a period commensurate with the award's expected term. The risk-free interest rate is based on the U.S. Treasury yield curve for a term consistent with the expected life of the award (i.e. the period of time that granted stock options are expected to be outstanding). The Company uses an expected dividend yield of zero as it does not currently anticipate paying dividends.
Forfeitures
The Company has elected to recognize forfeitures of unvested awards as they occur. Accordingly, previously recognized compensation expense is reversed in the period in which the forfeiture occurs.
See Note 19 — Share-based compensation for further detail.
Advertising costs
Advertising costs are expensed as incurred and recorded as a component of Sales and marketing on the Consolidated Statements of Operations.
See Note 20 — Selling, general and administrative expense for further detail.
Earnings per share, basic and diluted
The Company presents basic and diluted earnings per share (“EPS”) on its Consolidated Statements of Operations. Basic EPS is calculated by dividing the net income (loss) attributable to the Company’s shareholders by the weighted average number of shares outstanding during the reporting period. Diluted EPS is determined by adjusting the net income (loss) attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period, for the effects of all potentially dilutive instruments, which, for the Company, has been comprised of share-based awards, contingent equity consideration obligations and convertible debt instruments. Instruments with an anti-dilutive impact are excluded from the calculation of diluted EPS. The Company applies the treasury stock method to calculate the number of potentially dilutive securities with respect to its share-based awards and applies the if-converted method with respect to any outstanding contingent equity consideration obligations and convertible debt instruments.
See Note 24 — Earnings per share for further detail.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The Company did not engage in any material related party transactions, outside the normal course of business, during the years ended December 31, 2025 and 2024, nor did the Company have any material related party balances as of December 31, 2025 and 2024.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Business combinations and asset acquisitions
The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”), which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition or assumption of control.
Business combinations
Under the acquisition method, the assets acquired and liabilities assumed in a business combination are recognized at their respective fair values on the date of acquisition, and the operating results of the acquired business are included in the Company’s Consolidated Financial Statements from the date of acquisition. The excess of consideration transferred over the net assets acquired and liabilities assumed is recognized as goodwill as of the acquisition date.
Non-controlling interests in the acquiree are measured at fair value on acquisition date, and acquisition-related transaction costs are recognized as expenses in the period in which the costs are incurred.
Contingent consideration arising from a business combination is included in the purchase consideration at its fair value on the acquisition date:
•Liability-classified: Contingent consideration classified as a liability is remeasured to fair value at each reporting period, with changes in fair value recognized within Other income, net on the Consolidated Statements of Operations; and
•Equity-classified: Contingent consideration classified as equity is not remeasured. Contingent consideration classified as equity is assessed quarterly to determine whether equity classification remains appropriate.
Purchase price allocations may be preliminary and during the measurement period (not to exceed one year from the date of acquisition), changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.
Asset acquisitions
The Company applies a screen test to determine if an acquisition should be accounted for as a business combination or an asset acquisition. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets (generally 90% or more), the transaction is accounted for as an asset acquisition. In addition, assets acquired that do not constitute a business are accounted for as asset acquisitions. The Company allocates the cost of an asset acquisition, including acquisition-related transaction costs, to the individual assets acquired and liabilities assumed based on their relative fair values.
See Note 4 — Acquisitions for further detail.
Fair value of financial instruments
ASC 820, Fair Value Measurement (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy to prioritize the inputs used to measure fair value into three categories based upon the lowest level of input that is available and significant to the fair value measurement.
The three levels of the fair value hierarchy, wherein Level 1 is the highest and Level 3 is the lowest, are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
The Company evaluates the classification of its financial instruments within the fair value hierarchy at the end of each reporting period. Transfers between levels are recognized based on changes in the observability of the inputs used to

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
measure fair value. The Company’s policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.
The Company’s financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, notes receivable, equity investments, accounts payable, accrued expenses, long-term notes payable, contingent and deferred consideration liabilities and redeemable NCI.
The carrying values of cash, restricted cash, cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their fair values due to the relatively short-term to maturity. The Company’s notes payable and deferred consideration liabilities are carried at amortized cost, and redeemable NCI is recognized at the greater of carrying value or estimated redemption value at the end of each reporting period.
The Company's equity investments with readily determinable fair values and contingent consideration liabilities are measured at fair value on a recurring basis.
See Note 27 — Fair value measurements and financial risk management for further detail.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. These estimates are developed based on historical experience, observable trends and other information available, and they are reviewed and updated regularly. Although actual results could differ from these estimates, management believes them to be reasonable. Changes in estimates are accounted for prospectively.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation and variable interest entities
Significant judgment is applied to determine whether the Company holds a controlling financial interest in an entity, particularly when the Company does not hold a majority voting interest. This evaluation considers voting rights, management and service agreements, the entity’s design and the existence of financial guarantees. Entities in which the Company holds a controlling financial interest are consolidated. See Note 2 — Basis of presentation and consolidation and Note 28 — Variable interest entities for further detail.
Business combinations and asset acquisitions
Significant judgment is applied in determining whether an acquisition is treated as a business combination or an asset acquisition. The Company uses an optional screen test under which a transaction is accounted for as an asset acquisition if substantially all of the fair value of the gross assets acquired (generally 90% or more) is concentrated in a single identifiable asset or group of similar assets.
In a business combination, significant estimates are used to determine the fair value of assets acquired and liabilities assumed. Depending on the complexity of the transaction, an independent valuation expert may be engaged.
•Intangible Assets: The valuation of acquired intangible assets, such as cannabis licenses, requires the development of forward-looking cash flow projections and the selection of appropriate discount and terminal growth rates.
•Contingent Consideration: The fair value of contingent consideration liabilities, such as earn-outs, is estimated based on the probability and timing of achieving specific future outcomes, such as revenue targets.
These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied. See Note 4 — Acquisitions for further detail.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Goodwill impairment
Goodwill is tested for impairment annually or more frequently if impairment indicators exist. This test requires the estimation of the fair value of its reporting units using income and market-based approaches. This process involves significant judgment in developing business plans and forecasts as well as in selecting appropriate market data. See Note 13 — Intangible assets, net and Goodwill for further detail.
Share-based compensation - Stock options
Estimating the fair value of share-based awards requires significant assumptions for the inputs used in the Black-Scholes or Monte Carlo valuation models, including expected volatility of the Company’s SVS, the expected life of an award and the risk-free interest rate. The Company uses an expected dividend yield of zero as it does not currently anticipate paying dividends. See Note 19 — Share-based compensation for further detail.
Impairment of long-lived assets
The Company evaluates the recoverability of long-lived assets when events indicate their carrying value may not be recoverable. This requires judgment in interpreting key factors (e.g., adverse changes in market conditions, regulatory environment or business climate and adverse changes in the extent or manner in which the long-lived assets will be used) and in estimating the undiscounted future cash flows of such assets. See Note 10 — Property, plant and equipment, net for further detail.
Inventories, net
Inventories are measured at the lower of cost or NRV. Determining NRV requires significant judgment regarding future demand, selling prices, shrinkage and inventory aging. See Note 8 — Inventories, net for further detail.
Leases
Management applies significant judgment in deriving the lease term and discount rate applicable in a leasing arrangement.
•Lease Term: Determining whether options to extend or terminate a lease are reasonably certain to be exercised involves considering strategic, operational and economic factors, including the size of the Company’s investment in the property and the strategic importance of the property location.
•Discount Rate: Determining the incremental borrowing rate for leases where the implicit rate is not readily determinable. See Note 11 — Leases for further detail.
Income taxes
There is inherent uncertainty in quantifying income tax positions. Management must exercise significant judgment in evaluating whether its tax positions are more likely than not to be sustained upon examination or audit by tax authorities in the complex federal, state and foreign jurisdictions in which the Company operates.
Held for sale and discontinued operations
Significant judgment is required to determine if a disposal group meets the specific criteria to be classified as “held for sale.” An asset or disposal group must meet all of the following conditions:
•Management is committed to a plan to sell;
•The asset or disposal group is available for immediate sale in its present condition;
•An active program to locate a buyer has been initiated;
•The sale is highly probable within one year;
•The asset or disposal group is being actively marketed for sale at a reasonable price; and
•It is unlikely that the plan will be significantly changed or withdrawn.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
A disposal group classified as held for sale is reported as a “discontinued operation” if it represents a strategic shift that has a major effect on the Company’s operations and financial results. Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Pursuant to ASC 205, Presentation of Financial Statements, the financial results of the Company’s discontinued operations are presented separately on the Consolidated Statements of Operations as Net loss from discontinued operations.
See Note 5 — Assets and liabilities held for sale and Note 6 — Discontinued operations for further detail.
Redeemable non-controlling interests
The valuation and classification of redeemable non-controlling interests involve significant judgment, including developing discounted cash flow models with assumptions about future revenue, margins and economic conditions. The Company also has to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on the Consolidated Balance Sheets. See Note 18 — Redeemable non-controlling interest for further detail.
Revenue recognized from contracts with customers
Significant judgment is applied in evaluating the nature of the Company’s wholesale and MSA revenue contracts. This includes assessing whether the Company acts as the principal or agent in contracts with customers, particularly where third-party involvement or shared responsibilities exist. The Company also evaluates whether certain transactions are non-reciprocal in nature, requiring consideration of whether a transfer of assets occurred without commensurate value received. In arrangements involving transfers of inventory between the same counter-parties, the Company applies judgment to determine whether such transfers represent distinct revenue-generating events. Additionally, the allocation of transaction price across multiple performance obligations necessitates the estimation of standalone selling prices and the timing of satisfaction of each obligation.
New, amended and future accounting pronouncements
The Company has implemented all applicable accounting standards recently issued by the FASB, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.
Recently adopted accounting standards
The Company adopted ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”), on a prospective basis for its annual reporting ended December 31, 2025. ASU 2023-09 requires public business entities to annually (i) disclose specific categories within the effective tax rate reconciliation and (ii) provide additional details for reconciling items that meet a quantitative threshold (generally defined as items equal to or greater than five percent of the computed statutory tax amount). Upon adoption, ASU 2023-09 did not materially impact the Consolidated Financial Statements, other than to expand the disclosures within Note 23 — Income taxes. There was no impact to the Company’s consolidated financial position, results of operations or cash flows.
Effective January 1, 2025, the Company adopted ASU 2023-05, Business Combinations— Joint Venture Formations (“ASU 2023-05”). ASU 2023-05 (i) defines a joint venture as the formation of a new entity without an accounting acquirer and (ii) requires that a joint venture measure its identifiable net assets and goodwill, if any, at the formation date, such that the initial measurement of a joint venture’s total net assets is equal to the fair value of 100% of the joint venture’s equity, including any noncontrolling interest in the net assets of the joint venture. Upon adoption, ASU 2023-05 did not impact the Company’s consolidated financial position, results of operations or cash flows, as the Company did not form any joint ventures on or after January 1, 2025.
Recently issued accounting standards
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). ASU 2025-11 makes targeted, narrow-scope improvements to the interim reporting guidance in ASC 270 to clarify the timing and consistency of recognition and measurement in quarterly financial statements. The amendments address specific areas where existing guidance led to uncertainty about whether certain costs, adjustments or changes in

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
estimates should be recognized in an interim period or allocated over an annual period. The amendments in ASU 2025-11 do not introduce new accounting concepts but improves consistency, reduces diversity in practice and enhances comparability across interim reporting periods. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim reporting periods within those fiscal years, and can be applied on either a prospective or modified retrospective basis. Early adoption is permitted. The Company does not anticipate ASU 2025-11 will have a material impact on its consolidated financial statements upon adoption.
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Scope Refinements (“ASU 2025-07”). ASU 2025-07 was issued to clarify the application of derivative accounting to certain contracts and refine the guidance for share-based noncash consideration received from customers. The amendments introduce a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. Additionally, ASU 2025-07 clarifies that share-based noncash consideration from a customer should initially be accounted for under Topic 606 until the right to receive or retain such consideration becomes unconditional, at which point financial instruments guidance may apply. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim reporting periods within those fiscal years, and can be applied on either a prospective or modified retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-07 to the Company and its consolidated financial statements upon adoption.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 was issued to modernize and clarify the accounting for internal-use software, addressing stakeholder concerns that the existing guidance was outdated and based on traditional waterfall development methods that no longer reflect current software development practices, including agile methodologies. The amendments in ASU 2025-06 eliminate references to prescriptive “project stages” and introduce a clearer capitalization threshold, requiring capitalization of software costs once (i) management has authorized and committed funding to the project and (ii) it is probable the software will be completed and used as intended. Entities must also assess whether significant uncertainty exists in the development process when applying this threshold. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027, and can be applied on a prospective, modified retrospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-06 to the Company and its consolidated financial statements upon adoption.
In August 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 was issued to simplify and improve the measurement of credit losses for accounts receivable and contract assets. The amendments in ASU 2025-05 respond to stakeholder concerns regarding the cost and complexity of applying the current expected credit loss model, particularly for assets collected shortly after the balance sheet date. ASU 2025-05 introduces an optional practical expedient allowing all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, including interim reporting periods within those annual reporting periods, and must be applied prospectively. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-05 to the Company and its consolidated financial statements upon adoption.
In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation and Revenue from Contracts with Customers (“ASU 2025-04”). ASU 2025-04 revises FASB’s Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates
•conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor and
•performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers.
In addition, the amendments in ASU 2025-04,
•eliminate the policy election permitting a grantor to account for forfeitures as they occur;
•clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor and

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
•clarify that a grantor is required to assess the probability that an award will vest using only the guidance in ASC 718, Compensation––Stock Compensation. Revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest.
ASU 2025-04 is effective for all entities for annual reporting periods, including interim reporting periods within those annual reporting periods, beginning after December 15, 2026 and can be applied on a modified retrospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-04 to the Company and its consolidated financial statements upon adoption. As of December 31, 2025, the Company has no customer contracts or transactions within the scope of this amendment.
In May 2025, the FASB issued ASU 2025-03, Business Combinations and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”). ASU 2025-03 replaces the requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. Upon adoption, in an acquisition transaction effected primarily by exchanging of equity interests when the legal acquiree is a VIE that meets the definition of a business, the Company will be required to consider the factors in paragraphs ASC 805-10-55-12 through 55-15 to determine if it is the accounting acquirer. Specifically, under ASU 2025-03, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a VIE. ASU 2025-03 is effective for all entities for annual reporting periods, including interim reporting periods within those annual reporting periods, beginning after December 15, 2026 and must be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-03 to the Company and its consolidated financial statements upon adoption.
In January 2025, the FASB issued ASU 2025-01, Reporting Comprehensive Income - Expense Disaggregation Disclosures, which clarifies the effective dates of ASU 2024-03. The provisions of ASU 2024-03 are discussed in further detail herein.
In November 2024, the FASB issued ASU 2024-04, Debt with Conversion and Other Options (“ASU 2024-04”). ASU 2024-04 clarifies the requirements for accounting for a settlement of a convertible debt instrument as an induced conversion and applies to convertible debt instruments with cash conversion features as well as debt instruments that are not currently convertible. ASU 2024-04 is effective for all entities for annual periods beginning after December 15, 2025, and interim periods within those annual periods, and can be applied either on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-04 to the Company and its consolidated financial statements upon adoption.
In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income—Expense Disaggregation Disclosures”. ASU 2024-03 requires public business entities to provide disaggregated disclosures of specific income statement expense categories, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, depletion and selling expenses. The amendments introduced by ASU 2024-03 aim to enhance transparency by offering investors more detailed insights into an entity’s expense structure. This additional information is intended to improve investors' ability to understand an entity’s cost structure and to forecast future cash flows. ASU 2024-03 is effective for all entities for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and ASU 2024-03 can be applied on either a prospective or retrospective basis. The Company is currently evaluating the potential impact of ASU 2024-03 to the Company and its consolidated financial statements upon adoption.
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments introduced by ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in FASB’s Codification with the SEC’s regulations. ASU 2023-06 is effective on the date on which the SEC removes the related disclosure from Regulation S-X or Regulation S- K. Any amendments the SEC does not remove by June 30, 2027 will not be effective. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 4 — Acquisitions
Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from integrating the operations of the acquired businesses, opportunities to enter into new markets and/or expand the Company’s footprint in existing markets as well as the acquisition of other intangibles that do not qualify for separate recognition. Synergies include (i) the elimination of redundant facilities and functions and (ii) the use of the Company’s existing commercial infrastructure to expand sales. None of the resultant goodwill from the following acquisitions are expected to be deductible for income tax purposes.
2025 Acquisitions
During the year ended December 31, 2025, the Company did not consummate any acquisitions that were material, individually or in the aggregate.
2024 Acquisitions
Northern Green Canada Inc.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of Northern Green Canada, Inc. (“NGC”), for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its European Union Good Manufacturing Practice (“EU-GMP”) certified product offering. The acquisition of NGC equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower in order to maintain a leading position in Germany, Poland and the U.K. and support the Company’s expansion into new international markets.
The Company accounted for its acquisition of NGC as a business combination.
During the year ended December 31, 2025, the Company recorded a measurement period adjustment of $4.0 million to Deferred tax liability, to reflect acquired net operating losses that were not determinable at the acquisition date. See Note 13 — Intangible assets, net and Goodwill for further detail on the impact of this measurement period adjustment to Goodwill.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of NGC as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$146
Accounts receivable, net	2,487
Prepaid expenses and other current assets	398
Inventories, net	3,400
Property, plant and equipment, net	10,858
Right-of-use assets	2,842
Licenses	15,387
Trade name	201
Goodwill	1,285
Deferred tax liabilities	(265)
Liabilities assumed	(12,966)
Net assets acquired	$23,773

Consideration paid in cash, net of working capital adjustments	$2,368
Equity consideration(1)	15,053
Contingent consideration classified as a liability(2)	6,352
Total consideration	$23,773

Cash outflow, net of cash acquired	$2,222

(1) The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money.
(2) On April 11, 2025, the Company issued 621,166 SVS and paid $3.2 million in cash to settle this contingent consideration obligation.
Curaleaf Poland S.A.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A., now known as Curaleaf Poland S.A. (“Curaleaf Poland”) for total consideration of €1.5 million, consisting of cash and equity consideration. Additionally, the Company incurred a deferred consideration obligation tied to the future performance of Curaleaf Poland. Curaleaf Poland is the first medical cannabis-specialized wholesaler in Poland, specializing in the acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Curaleaf Poland increased the Company’s international footprint.
The Company accounted for its acquisition of Curaleaf Poland as a business combination.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Curaleaf Poland as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$48
Accounts receivable, net	414
Prepaid expenses and other current assets	2
Inventories, net	661
Property, plant and equipment, net	14
Licenses	2,063
Trade name	97
Non-compete agreements	32
Goodwill	931
Deferred tax liabilities	(548)
Liabilities assumed	(891)
Net assets acquired	$2,823

Consideration paid in cash, net of working capital adjustments	$832
Equity consideration(1)	773
Deferred consideration classified as a liability(2)	1,218
Total consideration	$2,823

Cash outflow, net of cash acquired	$784

(1) The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that took into account the time value of money.
(2) On April 14, 2025, the Company issued 96,052 SVS and paid $0.4 million in cash to settle this deferred consideration obligation.
Dark Heart
On January 17, 2024, the Company acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. for cash consideration of $1.7 million and the forgiveness of a $7.0 million promissory note receivable (plus interest) from Grace & Co. that was received by the Company on October 27, 2023. The acquired assets, consisting of proprietary cannabis genetics and know-how, are intended to support the continued expansion of its domestic and international footprint.
The Company accounted for its acquisition of Dark Heart as an asset acquisition.
The following table presents the fair value of the assets acquired in the acquisition of Dark Heart as of the acquisition date and an allocation of the consideration to net assets acquired:

Intellectual Property	$9,365
Net assets acquired	$9,365

Consideration paid in cash, net of working capital adjustments	$1,693
Cancelled loan (including accrued interest)	7,672
Total consideration	$9,365

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Contingent consideration
Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 3 — Significant accounting policies, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 27 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.
The changes in the Company’s contingent consideration liability as of December 31, 2025 and 2024 were as follows:

	EMMAC(1)	NGC(2)	Total
Total contingent consideration liability, December 31, 2023	$4,724	$—	$4,724
Contingent consideration recognized on acquisition	—	6,352	6,352
Revaluation of contingent consideration	(1,820)	(3,042)	(4,862)
Effect of exchange rate differences	(67)	—	(67)
Total contingent consideration liability, December 31, 2024	2,837	3,310	6,147
Cash payments of contingent consideration	—	(3,236)	(3,236)
Issuance of SVS as settlement of contingent consideration	—	(497)	(497)
Revaluation of contingent consideration	306	335	641
Effect of exchange rate differences	215	—	215
Gain on contingent consideration not paid	—	88	88
Total contingent consideration liability, December 31, 2025	3,358	—	3,358
Less: Contingent consideration liability - current	—	—	—
'Contingent consideration liability - net of current	$3,358	$—	$3,358

(1) Contingent on the ability of Curaleaf International Holdings Limited (“Curaleaf International”) to obtain a recreational cannabis license in Europe and is payable in both cash and SVS upon achievement. Payouts, if any, are expected in 2027.

(2) Contingent obligation was tied to NGC achieving certain margin targets during the fiscal year ending December 31, 2024.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Deferred consideration
The changes in the Company’s deferred consideration liability as of December 31, 2025 and 2024 were as follows:

	Tryke(1)	NRPC(3)	Curaleaf Poland(4)	Other(5)	Total
Total deferred consideration liability, December 31, 2023	$41,652	$2,000	$—	$—	$43,652
Deferred consideration recognized on acquisition	—	—	1,218	—	1,218
Interest expense on deferred consideration	5,913	—	—	—	5,913
Effect of exchange rate differences	—	—	82	—	82
Reversal of interest expense on deferred consideration	(11)	—	—	—	(11)
Change in fair value on deferred consideration paid	—	—	(796)	—	(796)
Post-closing purchase price adjustment (2)	(3,740)	—	—	—	(3,740)
Cash payments of deferred consideration	(11,250)	—	—	—	(11,250)
Total deferred consideration liability, December 31, 2024	32,564	2,000	504	—	35,068
Deferred consideration recognized on acquisition	—	—	—	920	920
Interest expense on deferred consideration	2,436	—	—	—	2,436
Effect of exchange rate differences	—	—	17	46	63
Change in fair value on deferred consideration paid	—	—	(46)	—	(46)
Issuance of SVS as settlements of deferred consideration	—	—	(77)	—	(77)
Cash payments of deferred consideration	(35,000)	—	(398)	—	(35,398)
Total deferred consideration liability, December 31, 2025	—	2,000	—	966	2,966
Less: Deferred consideration liability - current	—	(2,000)	—	(966)	(2,966)
Deferred consideration liability - net of current	$—	$—	$—	$—	$—

(1) Related to the second and third anniversary payment due from the Company to the sellers of Tryke of $21.2 million and $25.0 million, respectively, settled in October 2025.
(2) On October 4, 2024, the Company entered into a settlement agreement with the sellers of Tryke Companies, pursuant to which the Company received a $3.7 million post-closing purchase price adjustment that reduced the Company’s second anniversary payment.

(3) Represents amounts withheld in connection with the acquisition of Natural Remedy Patient Center LLC (“NRPC”) as security for indemnification obligations. In January 2026, upon receipt of a final, non-appealable order, the $2.0 million holdback became payable. The Company retained $1.2 million of this amount for potential tax exposure (scheduled for release in August 2026 and August 2027, subject to IRS claims) and deducted legal fees incurred during the litigation as permitted under the purchase agreement. The remaining amount, net of the tax holdback and legal fees, was paid in February 2026.

(4) Related to Curaleaf Poland’s achievement of certain earnings metrics during the fiscal year ending December 31, 2024. On April 14, 2025, the Company settled this obligation through a cash payment of $0.4 million and the issuance of 96,052 SVS.

(5) Incurred in connection with an individually immaterial acquisition consummated during the second quarter of 2025 within the Company's international operations.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 5 — Assets and liabilities held for sale
Total gains (losses) recognized by the Company upon consummation of the disposition of its net assets held for sale for the year ended December 31, 2025 were as follows:

	Year ended December 31, 2025
Disposal Group	Discontinued Operations	Held for Sale Entities
Missouri	$(2,397)	$—
Hemp-derived THC	(7,059)	—
Phytoscience Management Group, Inc.	—	247
North Shore Assets(1)	—	331
Acres Assets(2)	—	108
Illinois Assets	—	(508)
Rokshaw Limited (“Rokshaw”)’s noncannabis operation	—	1,029
Total gain (loss) on disposal of net assets held for sale	$(9,456)	$1,207

(1) On April 10, 2025, the Company completed the sale of its North Shore Assets, having received all required regulatory approvals.
(2) Refer to Note 9 — Notes receivable for further discussion.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Total gains (losses) recognized by the Company upon consummation of the disposition of its net assets held for sale for the year ended December 31, 2024 were as follows:

	Year ended December 31, 2024
Disposal Group	Discontinued Operations	Held for Sale Entities
Adult-use Maine	$71	$—
California	568	—
Colorado	1,687	—
Oregon	384	—
Michigan	2,087	—
Kentucky - CBD	212	—
North Shore Assets	—	(899)
Acres Assets(1)	—	(1,180)
Rokshaw Limited’s noncannabis operation	—	2,362
Total gain on disposal of net assets held for sale	$5,009	$283

(1) Refer to Note 9 — Notes receivable for further discussion.
The changes in assets and liabilities held for sale as of December 31, 2025 and 2024 were as follows:

Assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2023	$16,908	$4,579	$21,487
Transferred out, net	(1,255)	(4,579)	(5,834)
Balance at December 31, 2024	15,653	—	15,653
Transferred (out) in, net	(12,355)	383	(11,972)
Balance at December 31, 2025	$3,298	$383	$3,681

Liabilities associated with assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2023	$8,287	$886	$9,173
Transferred in (out), net	184	(452)	(268)
Balance at December 31, 2024	8,471	434	8,905
Transferred out, net	(1,398)	(434)	(1,832)
Balance at December 31, 2025	$7,073	$—	$7,073

As of December 31, 2025, Assets held for sale consisted of one real estate property; the sale of which was consummated in January 2026. As of December 31, 2024, Liabilities associated with assets held for sale consisted of an operating lease, the transfer of which was subject to regulatory approval.
Rokshaw Amendment
On April 30, 2025, the Company signed an amendment to the asset purchase agreement governing the sale of Rokshaw’s noncannabis operation to Thistle Pharma Limited, which was consummated on April 29, 2024. The amendment modifies the original terms for the outstanding cash consideration. Previously, £0.5 million was payable on each of the first and second anniversaries of the closing date (April 30, 2025 and April 30, 2026, respectively). As a result of the amendment, total cash consideration was reduced to £0.8 million and paid in full on April 30, 2025.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 6 — Discontinued operations
2025
On December 30, 2025, the Company approved plans to discontinue operations in two markets, Hemp-derived THC and Missouri, both of which represented strategic shifts having a major effect on the Company’s operations and financial results. Accordingly, the financial results for both operating segments were reclassified as discontinued operations as of and for the years ended December 31, 2025 and 2024.
Hemp-derived THC: The decision to exit the hemp-derived THC market was driven by recent federal and state legislative changes that materially restricted the legal definition of hemp and significantly curtailed the sale and distribution of hemp-derived THC products. These regulatory changes eroded demand, and no alternative legal markets for the Company’s hemp-derived THC products currently exist.
Missouri: The decision to exit the Missouri market was driven by persistent declines in operating performance and management’s determination that projected future cash flows were insufficient to recover the carrying value of the associated asset group as of December 31, 2025.
As of December 31, 2025, the Company has no significant continuing involvement with the operations classified as discontinued operations on 2023.
2024
The Company did not reclassify any of its operations to discontinued operations during the year ended December 31, 2024.
The following table summarizes the major classes of assets and liabilities of the Company’s discontinued operations as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Assets
Inventories, net	$—	$3,717
Prepaid expenses and other current assets	278	62
Total current assets	278	3,779
Deferred tax asset(1)	3,020	7,363
Property, plant and equipment, net	—	3,822
Right-of-use assets, operating lease, net	—	689
Total non-current assets	3,020	11,874
Total assets	$3,298	$15,653

Liabilities
Accrued expenses(2)	$7,060	$8,318
Lease liabilities, operating - current	13	140
Total current liabilities	7,073	8,458
Lease liabilities, operating - net of current	—	13
Total non-current liabilities	—	13
Total liabilities	$7,073	$8,471

(1) Deferred tax asset for the years ended December 31, 2025 and 2024 is primarily a result of the formal dissolution of certain legal entities that were associated with the Company’s discontinued operations.

(2) Consists primarily of accrued litigation contingencies. See Note 26 — Commitments and contingencies for further details.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the Company’s condensed consolidated statements of operations for its discontinued operations for the years ended December 31, 2025 and 2024:

	Years Ended
	December 31, 2025	December 31, 2024
Total revenues, net	$11,592	$9,208
Cost of goods sold	14,046	10,478
Gross profit	(2,454)	(1,270)
Total operating expenses	10,000	5,174
Loss from operations	(12,454)	(6,444)
Total other expense, net	(8,128)	(3,271)
Loss before provision for income taxes	(20,582)	(9,715)
Provision for income taxes	(5,668)	(683)
Net loss from discontinued operations	$(26,250)	$(10,398)

(1) The provision for income taxes for the years ended December 31, 2025 and 2024 is primarily a result of the formal dissolution of certain legal entities that were associated with the Company’s discontinued operations.

Note 7 — Accounts receivable, net
Accounts receivable, net consist of the following as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Trade accounts receivable	$73,864	$63,990
Other receivables	5,092	4,763
Accounts receivable, gross	78,956	68,753
Less: Allowance for credit losses	(2,617)	(2,722)
Accounts receivable, net	$76,339	$66,031
The changes in the Company’s allowance for credit losses as of December 31, 2025 and 2024 were as follows:

Allowance for credit losses as of January 1, 2025	$(2,722)
Provision	(977)
Charge-offs and recoveries	1,135
Effect of exchange rate difference	(53)
Allowance for credit losses as of December 31, 2025	$(2,617)

Allowance for credit losses as of January 1, 2024	$(6,717)
Provision	(414)
Charge-offs and recoveries	4,392
Effect of exchange rate differences	17
Allowance for credit losses as of December 31, 2024	$(2,722)
Additional information about the Company’s exposure to credit and market risks and impairment losses for its accounts receivable is included in Note 27 — Fair value measurements and financial risk management.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 8 — Inventories, net
Inventories, net consist of the following as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Raw materials:
Cannabis	$38,885	$43,554
Non-Cannabis	20,029	15,443
Total raw materials	58,914	58,997

Work-in-process	67,996	59,995
Finished goods	98,112	97,945
Inventories, net	$225,022	$216,937
As of December 31, 2025 and 2024, the Company’s inventory reserve, which is recognized within Inventories, net on the Consolidated Balance Sheets, was as follows:

	As of
	December 31, 2025	December 31, 2024
Inventory reserve	$(10,223)	$(11,775)
For the years ended December 31, 2025 and 2024, inventory write-downs recognized within Cost of goods sold on the Consolidated Statements of Operations totaled:

	Years Ended
	December 31, 2025	December 31, 2024
Inventory write-downs	$(1,932)	$(4,174)

Note 9 — Notes receivable
Notes receivable consists of the following as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Current portion of notes receivable	$4,629	$451
Notes receivable – net of current	2,980	2,037
Total notes receivable	$7,609	$2,488
Riviera Creek
In 2025, the Company initiated a plan to enter into Option and Purchase Agreements with Riviera Creek Holdings, LLC (“Riviera Creek”) for the start-up, licensing, build-out, and working capital needs of certain dispensaries in Ohio, including RC Retail 1, RC Retail 2, and RC Retail 3 (together, the “RC Retail Stores”). The Company entered into Option and Purchase Agreements with RC Retail 2, RC Retail 3 and RC Retail 1 on January 2, 2025, September 4, 2025 and October 3, 2025, respectively.
As of December 31, 2025, the Company has advanced $4.0 million under a term loan receivable (the “Term Loan”). Advances under the Term Loan accrue non-compounded interest at the applicable federal mid-term rate (“AFR”), calculated on the basis of the actual number of days elapsed over a 365-day year or 366-day year. The maturity date of the

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Term Loan is contingent upon the execution, or termination, of the Option and Purchase Agreement. The Term Loan is secured by the assets of the Borrower, subject to certain exclusions.
The RC Retail Stores are consolidated by the Company as VIEs. See Note 28 — Variable interest entities for further details.
Acres Note
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.3 million, consisting of cash consideration of $1.1 million and the receipt of a note receivable of $2.2 million (the “Acres Note”) that is secured by the property and equipment acquired by the borrower. The Acres Note earns interest at 8% per annum and matures in February 2027. See Note 5 — Assets and liabilities held for sale in the Company’s Consolidated Financial Statements for further details.
Four20 Notes
On January 1, 2024, Four20 Pharma GmbH (“Four20”) converted €0.8 million of overdue accounts receivable of its customer, Canymed GmbH (the “Borrower”), into a secured note receivable (the “Four20 Note”). The note bore interest of 8% and was settled in full on January 30, 2025.
On September 1, 2025, Four20 converted an additional €0.9 million of overdue account into a secured note receivable (the “2025 Four20 Note”). The note bore interest of 8% and matured on December 31, 2025; however, the obligation was not settled upon maturity due to the Borrower’s financial difficulties. Consequently, the Company has enforced its security interest in the collateral to satisfy the outstanding obligation.
Sapphire Note
On November 1, 2024, the Company and Sapphire Nordics AB entered into a financing arrangement whereby the Company extended a line of credit up to £0.5 million (the “Sapphire Note”), which was later amended on September 1, 2025, increasing the line of credit up to £0.8 million. The Sapphire Note bears interest at a rate equal to the European Central Bank base rate plus 3% per annum, with interest accruing from the date of each drawdown. Each drawdown is repayable in full, including accrued interest, no later than the fifth anniversary of its respective disbursement date. The facility is available for drawdown through November 1, 2030. The Company classified the Sapphire Note as a related party transaction, as Sapphire Nordics AB is a joint venture formed with Nordx Pharma AB in January 2023.
Note 10 — Property, plant and equipment, net
Property, plant and equipment, net consist of the following as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Land	$12,937	$7,616
Building and improvements	548,388	499,279
Furniture and fixtures	108,750	86,606
Machinery and equipment	133,648	114,904
Information technology	27,668	27,376
Construction in progress	22,618	67,579
Property, plant and equipment, gross	854,009	803,360
Less: Accumulated depreciation	(333,623)	(260,756)
Property, plant and equipment, net	$520,386	$542,604
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Years Ended
	December 31, 2025	December 31, 2024
Depreciation expense(1):
Cost of goods sold	$48,526	$49,399
Operating expenses	35,359	33,867
Total depreciation expense	$83,885	$83,266

(1) Includes depreciation expense associated with assets under failed sale-leaseback arrangements. See Note 12 — Failed sale leaseback arrangements for further detail.
Asset specific impairment
2025
As a result of ongoing efforts to optimize its cultivation and manufacturing operations, during the year ended December 31, 2025, the Company recognized an impairment loss primarily related to outdated lighting technology and other idled assets of $8.0 million.
2024
In the first quarter of 2024, the Company made the strategic decision to introduce a new line of hemp-derived THC products via an online direct-to-consumer marketplace and to repurpose its Kentucky Facility for the production of said THC products. Accordingly, the Company ceased marketing the Kentucky Facility and recognized an impairment recovery of $3.9 million during the year ended December 31, 2024.
During 2024, the Company invested in the modernization of several cultivation facilities, resulting in improved yields and a reduction in the Company’s grow canopy requirements. These improvements led to the Company’s decision to shut down operations in certain cultivation facilities, as the additional capacity was no longer required or of no further benefit to the Company. Accordingly, the Company recognized an impairment loss of $12.4 million during the year ended December 31, 2024.
In Florida, the Company anticipated passage of the November 2024 Florida ballot initiative to legalize adult use cannabis and expanded its production capacity in the state accordingly. Following the ballot initiative's failure in November 2024, the Company reassessed its cultivation capacity in Florida and concluded excess capacity existed in the wake of the failed ballot initiative. In an effort to optimize cultivation operations in Florida, the Company identified assets for closure, halted construction and idled certain assets. Accordingly, during the year ended December 31, 2024, the Company recognized an impairment loss of $43.7 million, which is inclusive of $18.9 million in connection with assets the Company had retained from a prior period failed sale and leaseback arrangement. See Note 12 — Failed sale leaseback arrangements for further detail.
Note 11 — Leases
The Company leases real estate used for dispensaries, cultivation facilities, production plants and corporate offices.
The Company's lease agreements contain various extension and termination options. Extension options range from one to 20 years, with a typical extension period of five years, while certain termination options are contingent upon the Company securing regulatory permits.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
ROU assets and lease liabilities as of December 31, 2025 and 2024 consisted of the following:

	As of
	December 31, 2025		December 31, 2024
	Operating leases	Finance leases	Operating leases	Finance leases
ROU assets:
ROU assets, gross	$178,904	$186,943	$166,004	$183,968
Accumulated amortization	(65,630)	(89,344)	(50,175)	(78,800)
Total ROU assets, net	$113,274	$97,599	$115,829	$105,168

Lease liabilities:
Lease liabilities - current	$19,837	$11,684	$17,333	$10,995
Lease liabilities - net of current	102,346	144,446	106,192	150,683
Total lease liabilities	$122,183	$156,130	$123,525	$161,678
The components of the Company’s lease expenses for the years ended December 31, 2025 and 2024 were as follows:

	Years Ended
	December 31, 2025	December 31, 2024
Finance lease expense:
Amortization of ROU assets
Cost of goods sold	$6,686	$10,257
Operating expenses	5,599	28,787
Total amortization of ROU assets	12,285	39,044
Interest on finance lease liabilities	17,626	17,537
Total finance lease expense	29,911	56,581

Operating lease expense(1)	32,092	30,446

Short-term lease expense	2,467	2,589

Total lease expense	$64,470	$89,616

(1) Includes $0.1 million of sublease income as a net reduction of rent expense for the years ended December 31, 2025 and 2024.
During 2025 and 2024, as part of strategic cost-optimization initiatives, the Company elected to abandon, in whole or in part, certain leases in its Northeast and West regions, and the estimated economic lives of the associated ROU assets were shortened. Consequently, the Company recognized accelerated amortization of $1.7 million and $23.5 million during the years ended December 31, 2025 and 2024, respectively, to fully amortize the ROU assets over their revised remaining economic lives.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Cash flows associated with the Company’s leasing arrangements for the years ended December 31, 2025 and 2024 were as follows:

	Years Ended
	December 31, 2025	December 31, 2024
Cash flows from operating activities:
Operating cash flows from operating leases	$(31,083)	$(29,920)
Operating cash flows from finance leases	(17,626)	(17,537)

Cash flows from financing activities:
Financing cash flows from finance leases	(10,230)	(9,445)
Net cash flows from leasing arrangements	$(58,939)	$(56,902)
As of December 31, 2025 and 2024, the weighted average remaining lease terms and weighted average discount rates of the Company’s leasing arrangements were as follows:

	As of
	December 31, 2025	December 31, 2024
Weighted average remaining lease term (in years) - finance leases	10.0	9.2
Weighted average remaining lease term (in years) - operating leases	6.3	6.2
Weighted average discount rate - finance leases	11.2%	11.2%
Weighted average discount rate - operating leases	10.9%	11.0%
As of December 31, 2025, maturities of the Company’s lease liabilities, under its non-cancelable leases were as follows:

Fiscal Year	Operating Leases	Finance Leases
2026	$31,834	$28,446
2027	30,269	28,967
2028	26,839	28,309
2029	22,768	28,181
2030	18,574	27,819
2031 and thereafter	40,445	145,127
Total undiscounted remaining minimum lease payments	170,729	286,849
Less: imputed interest	(48,546)	(130,719)
Total discounted remaining minimum lease payments	$122,183	$156,130
Note 12 — Failed sale leaseback arrangements
The Company has entered into several sale and leaseback arrangements in connection with building improvements and equipment at various of its cultivation and processing sites. Several of these transactions were accounted for as failed sale and leaseback arrangements, as the Company retained control of the assets for the majority of their remaining useful lives.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of December 31, 2025 and 2024, the Company’s failed sale and leaseback arrangements were recognized in the Consolidated Balance Sheets as follows:

	As of
	December 31, 2025	December 31, 2024
Property, plant and equipment, net:
Financed property and equipment, net of accumulated depreciation of $76.1 million and $59.1 million, respectively	$124,708	$143,923

Financial obligations:
Financial obligation - current	7,238	7,208
Financial obligation - net of current	202,901	201,687
Total financial obligations	$210,139	$208,895
For the years ended December 31, 2025 and 2024, the expenses incurred by the Company related to its failed sale and leaseback arrangements were recognized on the Consolidated Statements of Operations as follows:

	Years Ended
	December 31, 2025	December 31, 2024
Other income (expense):
Interest on financial obligations	$26,450	$23,726

Operating expenses:
Depreciation on financed property, plant and equipment	12,953	17,143
Total expense associated with failed sale and leaseback arrangements	$39,403	$40,869
For the years ended December 31, 2025 and 2024, cash flows associated with the Company’s failed sale and leaseback arrangements were recognized in the Consolidated Statements of Cash Flows as follows:

	Years Ended
	December 31, 2025	December 31, 2024
Cash flows from operating activities:
Operating cash flows from failed sale and leaseback arrangements	$(26,450)	$(23,726)

Cash flows from financing activities:
Financing cash flows from failed sale and leaseback financial obligations	(5,843)	(5,777)
Net cash flows from failed sale and leaseback arrangements	$(32,293)	$(29,503)

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of December 31, 2025, maturities of the Company’s financial obligations associated with its failed sale and leaseback arrangements were as follows:

Fiscal Year	Financial Obligations
2026	$33,139
2027	31,006
2028	31,841
2029	30,497
2030	29,459
2031 and thereafter	327,183
Total undiscounted remaining minimum lease payments	483,125
Less: imputed interest	(272,986)
Total discounted remaining minimum lease payments	$210,139
Asset specific impairment
During the year ended December 31, 2025 and 2024, the Company recognized an impairment loss of $0.9 million and $18.9 million, respectively, to reduce the carrying value of certain cultivation assets assigned to failed sale and leaseback arrangements. See Note 10 — Property, plant and equipment, net for further details.
Note 13 — Intangible assets, net and Goodwill
Intangible assets, net
Identifiable intangible assets consisted of the following as of December 31, 2025 and 2024:

As of December 31, 2025	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,318,987	$(422,887)	$896,100
Trade names	162,903	(65,877)	97,026
Non-compete agreements	25,244	(14,591)	10,653
Intellectual property and know-how	9,577	(3,790)	5,787
Internal-use software	1,716	(220)	1,496
Customer relationships	71	(18)	53
Intangible assets, net(1)	$1,518,498	$(507,383)	$1,011,115

(1) Intangible assets held by the Company’s international subsidiaries are subject to foreign currency translation adjustments.

As of December 31, 2024	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,289,829	$(331,589)	$958,240
Trade names	166,843	(60,375)	106,468
Non-compete agreements	32,337	(19,490)	12,847
Intellectual property and know-how	9,365	(1,889)	7,476
Internal-use software	370	(4)	366
Intangible assets, net(1)	$1,498,744	$(413,347)	$1,085,397

(1) Intangible assets held by the Company’s international subsidiaries are subject to foreign currency translation adjustments.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
During the year ended December 31, 2025, the gross carrying amount of intangible assets increased by $19.8 million, primarily driven by foreign currency translation.
Amortization expense for the Company’s intangible assets was $100.4 million and $109.2 million for the years ended December 31, 2025 and 2024, respectively.
As of December 31, 2025, the Company’s estimated intangible amortization expense over the next five years was as follows:

Fiscal Year	Estimated Amortization
2026	$100,271
2027	99,638
2028	96,081
2029	89,951
2030	85,643
The Company’s remaining weighted average amortization period for its outstanding intangibles as of December 31, 2025 was 11.82 years. The following table outlines the remaining weighted average amortization period for each major class of intangible assets as of December 31, 2025:

Asset class:	Weighted Average Amortization (in years)
Licenses and service agreements	11.99
Trade names	11.53
Non-compete agreements	5.45
Internal-use software	4.77
Intellectual property and know-how	3.03
Customer relationships	2.25
Goodwill
The changes in the Company’s Goodwill as of December 31, 2025 and 2024 were as follows:

	Domestic	International	Total
Balance at December 31, 2023	$551,181	$75,447	$626,628
Acquisitions	—	6,137	6,137
Measurement period adjustment	—	63	63
Effect of exchange rate differences	—	(3,944)	(3,944)
Balance at December 31, 2024	551,181	77,703	628,884
Acquisitions (1)	—	1,328	1,328
Measurement period adjustment	—	(3,984)	(3,984)
Effect of exchange rate differences	—	8,889	8,889
Balance at December 31, 2025	$551,181	$83,936	$635,117

(1) Incurred in connection with an individually immaterial acquisition consummated during the second quarter of 2025 within the Company's international operations.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 14 — Investments and other assets
Investments and other assets consist of the following as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Security deposits(1)	$11,082	$10,322
Investments(2)	263	1,713
Other assets(3)	2,051	2,947
Total other assets	$13,396	$14,982

(1) Represents security deposits for certain lease arrangements. See Note 11 — Leases for further details.
(2) As of December 31, 2024, Investments consisted of an equity investment in a social equity collective and an equity investment in a real estate investment trust (the “REIT Investment”) acquired pursuant to a real estate contribution agreement executed in connection with a sale and leaseback transaction. During the year ended December 31, 2025, the REIT Investment was fully impaired, as discussed further herein under Asset specific impairment.

(3) Consists of acquisition receivables as of December 31, 2024, and statutory severance funds and corporate seat licenses as of December 31, 2025.
Asset specific impairment
During 2024, in response to persistent deterioration in the underlying asset value of the REIT Investment, the Company recognized an impairment charge of $1.8 million, within Impairment loss on the Consolidated Statement of Operations for the year ended December 31, 2024, to write down the REIT Investment to its estimated fair value.
Subsequently, during 2025, management actively sought to divest the REIT Investment. However, these efforts were unsuccessful, and no buyer interest or observable market activity was identified. Given the lack of liquidity and continued deterioration in the underlying asset value, the Company determined the fair value of the REIT Investment to be zero. Accordingly, the Company recognized an impairment charge of $1.1 million, within Impairment loss on the Consolidated Statement of Operations for the year ended December 31, 2025.
Note 15 — Accrued expenses
Accrued expenses consist of the following as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Accrued payroll expenses	$41,861	$30,161
Accrued inventory expenses	12,196	10,830
Professional services and legal matters(1)	12,078	8,655
Sales taxes payable	7,754	7,170
Excise taxes payable	4,347	4,719
Accrued occupancy and technology expenses	5,422	4,940
Accrued loyalty payable	4,986	5,821
Accrued marketing expenses	2,788	2,560
Interest payable	1,704	10,791
Property and other taxes payable	1,480	2,816
Deferred revenue	634	2,367
Other accrued expenses	15,243	11,358
Total accrued expenses	$110,493	$102,188

(1) Includes amounts recognized for legal contingencies. See Note 26 — Commitments and contingencies for further details.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 16 — Notes payable
Notes payable consist of the following as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Senior Secured Notes – 2026	$456,815	$460,000
Senior Secured Notes – 2027	56,597	—
Bloom Notes – 2025	—	60,000
Bloom Notes – 2024	—	16,500
Amended Needham LOC	21,910	11,100
ABL Facility – EWB	12,000	12,000
Seller note payable	4,093	4,364
Other notes payable	3,308	15,439
Less: Unamortized debt discount/premium and deferred financing fees	(6,071)	(10,783)
Notes payable, net of unamortized debt discount/premium and deferred financing fees	548,652	568,620
Less: Notes payable - current	(35,730)	(101,723)
Notes payable - net of current	$512,922	$466,897

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Below is a summary of the Company’s credit facilities outstanding during the year ended December 31, 2025:

Credit facility	Original facility size	Outstanding balance	Stated interest rate		Maturity date
Senior Secured Notes – 2026(16)	$475,000	$456,815	8.00%	(5)	December 15, 2026	(16)
Senior Secured Notes – 2027(15)	67,000	56,597	10.00%	(6)	December 17, 2027
Bloom Notes – 2025(15)	60,000	—	4.00%	(7)	January 17, 2025
Bloom Notes – 2024	50,000	—	10.00%	(8)	January 18, 2025/ October 18, 2024	(8)
Amended Needham LOC(3)(17)	100,000	21,910	7.99%	(9)	October 10, 2026	(17)
ABL Facility - EWB Note	12,000	12,000	6.00%	(10)	August 25, 2026
Other notes payable - BHH Note(1)	7,500	—	15.00%	(11)	September 30, 2025
Other notes payable - miscellaneous(2)	6,615	3,308	Various		Various
Other notes payable - VOWL Note(1)	2,231	—	4.25%	(12)	December 30, 2025
Other notes payable - NGC Note(1)	1,600	—	12.00%	(13)	July 1, 2025
Seller note payable - Scottsdale Note(4)	5,100	4,093	5.00%	(14)	December 1, 2036
	$787,046	$554,723

(1) The Company had a note payable (the “BHH Note”) with Tangela Holdings, Ltd (“Tangela”) and Portiagate Investment LTD, which was executed in the last quarter of 2020 and amended in the third quarter of 2022, in connection with the Company gaining a controlling interest in Alternate Therapies Group II, Inc.; this note was settled in cash on October 1, 2025. Additionally, the Company held a separate note payable to Tangela (the “NGC Note”), which was settled in full on July 1, 2025. A note payable held by the Company’s subsidiary, Four20 Pharma GmbH to Verbundvolksbank OWL (the “VOWL Note”) was settled in full on December 31, 2025.

(2) Comprised of various immaterial loans held by Curaleaf International.
(3) In October 2025, the total borrowing capacity under the Needham LOC was increased from $40.0 million to $100.0 million; see section herein titled "Needham Bank" for further details.
(4) The Company has a seller note payable incurred in connection with the Company’s purchase of a building in Scottsdale, Arizona (the “Scottsdale Note”).
(5) Compounded semi-annually and payable in arrears on June 15th and December 15th of each year.
(6) Compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for a period of time. Interest is payable monthly in arrears, beginning February 17th, with principal repayments beginning August 17, 2025.

(7) Computed daily on the basis of a 360-day year and payable at maturity.
(8) The Installment Amount (as defined herein) matured on October 18, 2024, and the Conversion Amount matured on January 18, 2025. The Conversion Amount was settled in its entirety through the issuance of SVS, as discussed further herein in the section titled “Bloom Notes.”

(9) Calculated on the basis of a 360-day year. Interest is due on the 6th of each month.
(10) Calculated on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 25th of each month.
(11) Computed daily on the basis of a 365-day year (or 366 days in the case of a leap year) and payable quarterly in arrears on each January 1, April 1, and October 1 following the closing date, with the final interest payment due and payable on the maturity date.

(12) Calculated on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 30th of each month.
(13) Calculated on the basis of a 365-day year. Interest is payable in one or several installments no later than 30 days from the maturity date.
(14) Computed on the basis of a 365-day year. Interest is due at maturity. As a payment-in-kind loan, interest accrued increases the outstanding balance of the loan each reporting period.
(15) In January 2025, the Bloom Note - 2025 was exchanged for Senior Secured Notes – 2027; see section herein titled "Bloom Notes" for further details.
(16) In February 2026, the Company closed on a private placement of senior secured notes for aggregate gross proceeds of $500 million due February 18, 2029. Net proceeds were used to fully repay the Senior Secured Notes – 2026. In accordance with ASC 470, Debt, as the Company demonstrated the intent and ability to refinance the Senior Secured Notes – 2026 on a long-term basis prior to the issuance of the Consolidated Financial Statements, the outstanding balance of the Senior Secured Notes – 2026 as of December 31, 2025 was classified as a non-current liability, within Notes payable - net of current. Refer to Note 29 — Subsequent events for further details.

(17) In conjunction with the origination of the Senior Secured Notes – 2029 (as further discussed in Note 29 — Subsequent events), the maturity date of the Amended Needham LOC was extended to February 18, 2029, and the interest rate was amended to 8.99% in accordance with the terms of the Amended and Restated Needham Loan Agreement. Consequently, the Company reclassified the outstanding balance of the Amended Needham LOC as of December 31, 2025 as a non-current liability, within Notes payable - net of current. Refer to Note 29 — Subsequent events for further details.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s interest expense by credit facility for the year ended December 31, 2025 was as follows:

		Year ended December 31, 2025
	Effective interest rate	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (1)
Senior Secured Notes – 2026	9.30%	$36,687	$5,193	$41,880
Senior Secured Notes – 2027	10.69%	6,263	311	6,574
Bloom Notes – 2025	10.36%	127	200	327
Bloom Notes – 2024	10.00%	78	—	78
Amended Needham LOC	7.99%	1,196	1,261	2,457
ABL Facility - EWB Note	6.00%	730	99	829
Other notes payable - BHH Note	15.00%	841	—	841
Seller notes payable - Scottsdale Note	5.00%	215	—	215
Other notes payable - miscellaneous	various	124	—	124
Other notes payable - VOWL Note	4.25%	99	—	99
Other notes payable - NGC Note	12.00%	96	—	96
		$46,456	$7,064	$53,520

(1) Total interest expense herein does not encompass interest expense recognized on the Company’s deferred consideration obligations. For the year ended December 31, 2025, the Company recognized $3.0 million of interest expense related to its deferred consideration obligations to the sellers of Tryke, including $2.4 million attributable to the third anniversary payment and $0.5 million attributable to the monthly installments paid to settle the second anniversary payment. Refer to Note 4 — Acquisitions — Deferred consideration for further details.

The Company’s interest expense by credit facility for the year ended December 31, 2024 was as follows:

		Year ended December 31, 2024
	Effective interest rate	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (2)
Senior Secured Notes – 2026	9.33%	$36,750	$4,805	$41,555
Bloom Notes – 2025	10.35%	2,440	3,644	6,084
Bloom Notes – 2024	10.00%	3,027	—	3,027
Needham LOC	7.99%	34	—	34
ABL Facility - EWB Note	6.00%	607	—	607
Other notes payable - BHH Note	14.79%	1,128	—	1,128
Seller notes payable - Scottsdale Note	5.00%	239	—	239
Other notes payable - miscellaneous	various	12	—	12
Other notes payable - VOWL Note	5.90%	183	—	183
Other notes payable - NGC Note	12.00%	100	—	100
Seller notes payable - Phyto Note(1)	7.50%	223	—	223
		$44,743	$8,449	$53,192

(1) The Phyto Note was paid in full on July 1, 2024.
(2) Total interest expense herein does not encompass interest expense recognized on the Company’s deferred consideration obligations. For the year ended December 31, 2024, the Company recognized interest expense of $5.9 million on its deferred consideration obligations. Refer to Note 4 — Acquisitions — Deferred consideration for further details.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of December 31, 2025, maturities of the Company’s Notes payable were as follows:

Fiscal year:	Amount
2026(1)	$498,296
2027	30,434
2028	676
2029	22,457
2030 and thereafter	2,860
Total future principal maturities	$554,723

(1) Includes $456.8 million related to the Senior Secured Notes – 2026. Subsequent to year-end but prior to the issuance of the Consolidated Financial Statements, the Company settled this obligation using proceeds from the Senior Secured Notes – 2029. As the Company demonstrated the intent and ability to refinance the Senior Secured Notes – 2026 on a long-term basis, the balance has been reclassified as non-current, within Notes payable - net of current, on the Consolidated Balance Sheet as of December 31, 2025, in accordance with ASC 470.

As of December 31, 2025 and 2024, the carrying values and fair values of the Company’s Notes payable were as follows:

	As of
	December 31, 2025	December 31, 2024
Carrying Value	$554,723	$579,403
Fair Value	546,068	560,171
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 27 — Fair value measurements and financial risk management.
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026 for aggregate gross proceeds of $475.0 million (“Senior Secured Notes – 2026”). The note indenture, dated December 15, 2021 and as amended on December 12, 2023, governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring additional indebtedness include the requirement that post-incurrence of the additional debt, a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained. The issuance of additional senior secured notes or other debt pari passu to the existing notes is permitted, provided that post-incurrence of the additional debt, the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained and provided certain other conditions are met. Under the Note Indenture, the Company and certain of its guarantor entities are required to grant a first lien security interest in their respective assets to the appointed trustee, including assets acquired after the issue of the Senior Secured Notes – 2026, subject to limited exceptions. Despite the first lien granted to the holders of the Senior Secured Notes – 2026, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured Notes – 2026.
Subject to the consent of Needham Bank, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, could be redeemed early without incurring a prepayment premium.
Purchase of Senior Secured Notes - 2026 for Cancellation
On April 30, 2024, in an arm’s length transaction, the Company paid $14.3 million to purchase, for cancellation, Senior Secured Notes – 2026 that had a face value of $15 million. The Company also reduced accrued interest by $3.2 million that had been accruing from December 15, 2023 through April 30, 2024 specific to the notes purchased for cancellation.
On July 22, 2025, in an arms-length transaction, the Company paid $2.9 million to purchase, for cancellation, Senior

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Secured Notes – 2026, that had a face value of $3.2 million. The Company also reduced accrued interest by $0.4 million that had been accruing from June 15, 2025 through July 22, 2025 specific to the notes purchased for cancellation.
Senior Secured Notes – 2027
On January 17, 2025, the Company entered into an agreement (the “Note Exchange Agreement”) with the former owners of Bloom (the “Bloom Lenders”), pursuant to which the Company agreed to accept from the Bloom Lenders, and the Bloom Lenders agreed to transfer to the Company, the Bloom Notes – 2025 in exchange for senior secured notes of the Company with an aggregate principal balance of $67 million (the “Senior Secured Notes — 2027”), consisting of the $60 million then-outstanding principal of the Bloom Notes – 2025 plus $7 million of accrued interest on such notes (the “Note Exchange”). In connection with the Note Exchange, the Company paid in cash (i) $0.6 million, representing the remaining balance of interest accrued on the Bloom Notes – 2025 as of the date of the Note Exchange and (ii) $1.0 million of debt origination fees. The Senior Secured Notes – 2027 mature on January 17, 2027. There are no prepayment penalties on the Senior Secured Notes – 2027.
The Company accounted for the Note Exchange as a debt extinguishment and recognized a loss on extinguishment of debt of $0.3 million, which is recognized within Other income, net on the Consolidated Statements of Operations.
Bloom Notes
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes (collectively, the “Bloom Notes”) to the former Bloom owners (the “Bloom Lenders”).
On December 29, 2023, the Company entered into an agreement with the Bloom Lenders, pursuant to which the Bloom Note – 2024 was restructured into a partially convertible secured promissory note (the “Restructured Bloom Note”) payable in cash and SVS, subject to the approval of the TSX. The Restructured Bloom Note had a principal amount of $47.5 million comprised of an installment amount of $31.0 million (the “Installment Amount”), which matured on October 18, 2024, and a conversion amount of $16.5 million (the “Conversion Amount”) that matured on January 18, 2025. The Conversion Amount was settled, in its entirety, through the issuance of 4,282,596 SVS to the Bloom Lenders, with each of the Bloom Lenders receiving a proportionate share of SVS. Fractional shares were settled in cash.
The Company accounted for the restructuring of the Bloom Note – 2024 as a debt extinguishment and recorded a gain on extinguishment of debt of $1.8 million during the year ended December 31, 2025, which is recognized within Other income, net on the Consolidated Statements of Operations.
As of December 31, 2025, the Company has no outstanding obligation under the Bloom Notes.
Needham Bank
On November 6, 2024, the Company entered into a loan agreement (the “Needham Loan Agreement”) with Needham Bank (“Needham”), establishing a revolving line of credit for up to $40.0 million (the “Needham LOC”), with an option to request up to an additional $20.0 million, beginning May 6, 2026, subject to Needham’s discretion and credit approval process.
On October 10, 2025, the Company entered into an amended and restated loan agreement with Needham (the “Amended and Restated Needham Loan Agreement”) to refinance the Needham LOC. As part of the refinancing, the total borrowing capacity under the Needham LOC was increased from $40.0 million to $100.0 million (the “Amended Needham LOC”), and the maturity date was extended to October 10, 2026. The Amended Needham LOC remains secured by a first-priority lien on senior mortgages, guarantees of the Company’s U.S. subsidiaries and a parent guaranty limited to the Company’s U.S. assets. Proceeds may be utilized for general corporate purposes, including working capital and operational expenses, as well as to reduce outstanding principal balances of certain Indebtedness (as defined in the Amended Needham LOC). The Amended Needham LOC is subject to certain debt covenants including maintaining a post-incurrence debt service

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
coverage ratio of 1.5:1 as well as covenants related to appraised fair value of mortgaged properties (subject to an 80% LTV constraint), receivables and cash, net of reserves.
Tangela Holdings, LTD
On June 11, 2024, the Company entered into a loan agreement (the “NGC Note”) with Tangela for $1.6 million to fund bulk purchases of cannabis for resale by NGC. The NGC Note, as most recently amended on March 11, 2025, matured as scheduled, and on July 1, 2025, the Company settled the loan in full.
Asset-based revolving credit facility
On August 25, 2023, the Company entered into an asset-based revolving credit facility (the “ABL Facility”) with EWB that provided for borrowings up to $6.5 million and immediately drew down $6.5 million (the “EWB Note”). The EWB Note had a maturity date of August 25, 2024. On March 26, 2024, the Company signed an agreement (the “1st Change in Terms Agreement”), increasing the ABL Facility to $10 million and extending the maturity date of the EWB Note to August 25, 2025. On June 14, 2024, the Company executed an amendment to the 1st Change in Terms Agreement, increasing the ABL Facility by an additional $2 million to $12 million. On September 2, 2025, the Company executed Amendment No. 3 to its Loan Agreement with East West Bank, extending the maturity date to August 25, 2026. No other changes were made to the ABL Facility.
The ABL Facility is secured by the Company’s deposit accounts at EWB, and as such, the Company’s balance in the EWB deposit accounts is classified as restricted cash within Cash and cash equivalents on the Company’s Consolidated Balance Sheets as of December 31, 2025 and 2024.
Covenant compliance
As of December 31, 2025, the Company was in compliance with all financial covenants within each credit facility, and the Company did not observe evidence of any cross-defaults.
Note 17 — Shareholders’ equity
Authorized
As of December 31, 2025, the Company’s authorized share capital consists of (i) an unlimited number of multiple voting shares (“MVS”), (ii) an unlimited number of SVS and (iii) an unlimited number of non-voting and non-participating shares that are exchangeable at the shareholder’s option into SVS (the “Exchangeable Shares”). All three classes of authorized share capital are without par value. The MVS are held directly or indirectly by Boris Jordan, the Company’s Chief Executive Officer and Chairman (“CEO and Chairman”).
Issued
Holders of the SVS are entitled to one vote per share. MVS Holders are entitled to 15 votes per share and are entitled to notice of and to attend any meeting of the Company’s shareholders, except for shareholder meetings in which only holders of a particular class or series of shares will have the right to vote.
The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS shall automatically convert into SVS upon the earlier to occur of: (i) the transfer or disposition of the MVS by the CEO and Chairman to one or more third parties who are not permitted holders; (ii) the CEO and Chairman or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange, such as Nasdaq or the New York Stock Exchange.
As of December 31, 2025, the Company’s MVS represented approximately 12.2% of the total issued and outstanding shares and controlled approximately 67.5% of the total voting power. As of December 31, 2024, the Company’s MVS represented approximately 12.5% of the total issued and outstanding shares and controlled approximately 68.2% of the total voting power.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of December 31, 2025, no Exchangeable Shares have been issued.
As of December 31, 2025 and 2024, the number of SVS available for issuance under the Company’s 2018 Long Term Incentive Plan (“LTIP”) was 77,247,475 and 75,005,892, respectively. See Note 19 — Share-based compensation for further detail.
Treasury shares
There were no SVS repurchased into treasury during the years ended December 31, 2025 and 2024.
Note 18 — Redeemable non-controlling interest
On April 7, 2021, the Company established Curaleaf International together with a strategic investor (the “Strategic Investor”) who provided initial capital of $130.8 million for 31.5% equity interest in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf and the Strategic Investor entered into a shareholders’ agreement (the “International Shareholders Agreement”) regarding the governance of Curaleaf International, pursuant to which Curaleaf International had control over operational issues and the raising of capital as well as the ability to exit the business. In addition, the strategic investor’s stake was subject to put/call rights, which permitted either party to cause the Strategic Investor’s stake to be purchased by the Company, starting the earlier of change of control or in 2025.
In January 2025, the Strategic Investor exercised its put option by submitting an irrevocable notice to the Company. On July 2, 2025, the Company settled the put option and acquired the minority stake in Curaleaf International, resulting in the Company obtaining 100% ownership of Curaleaf International. The transaction was executed pursuant to the International Shareholders Agreement and was settled entirely through the issuance of SVS. The transaction resulted in a change in ownership interest without a loss of control and was accounted for as an equity transaction in accordance with ASC 810. See Note 2 — Basis of presentation and consolidation for further details. As a result, the Company derecognized the Redeemable NCI, which had a carrying value of $102.1 million, and issued 6,810,853 SVS valued at $5.4 million. The net impact of this exchange was recorded in Additional paid-in capital.
In connection with the acquisition of Four20 Pharma GmbH (“Four20”), in September 2022, the selling shareholders and Curaleaf International entered into separate put/call options, which permit either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025, if adult use launch has not occurred by such date. Management considers the redemption of the put/call options to be probable.
As of December 31, 2025 and 2024, the Company’s Redeemable NCI was allocated as follows:

As of	Curaleaf International	Four20(1)(2)	Total
December 31, 2025(1)	$—	$83,931	$83,931
December 31, 2024	94,561	37,618	132,179

(1) The Company recorded $42.3 million and $22.7 million in order to reflect the put/call options obligation at their redemption value as of December 31, 2025 and 2024. See Note 2 — Basis of presentation and consolidation for further details.

(2) The Company anticipates the value of these put/call options to be between $80.0 million to $100.0 million upon redemption, payable in cash and stock.
Note 19 — Share-based compensation
Equity Incentive Plans
The Company maintains a 2018 Stock and Incentive Plan (as amended from time to time, the “LTIP”), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and stock units, performance stock and stock units awards, dividend equivalents and other share-based awards to eligible participants. The number of SVS reserved for issuance from time to time under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Virtual Employee Share Options
In the second quarter of 2025, the Company granted VSOs in connection with the Company’s prior acquisition of Four20 in September 2022. The VSOs were granted to certain employees of Four20 and vest over a 36-month requisite service period ending December 31, 2025, with payment contingent on a qualifying “Exit Event”, as defined in the underlying plan agreement. Settlement of the Company’s outstanding VSO obligations is expected to occur in the first half of 2026.
Share-based compensation consisted of the following for the years ended December 31, 2025 and 2024:

	Years Ended
	December 31, 2025	December 31, 2024
Equity-classified awards:
Stock options	$8,268	$9,374
Performance stock units	10,660	1,705
Restricted stock units	11,779	14,617
Share-based compensation expense: equity-classified awards	30,707	25,696
Liability-classified awards:
Virtual share option awards(1)	5,029	—
Share-based compensation expense: liability-settled awards	5,029	—
Total share-based compensation expense	$35,736	$25,696

(1) Includes the cumulative share-based compensation expense recognized for VSOs granted during the second quarter of 2025, for which the requisite service periods retroactively commenced in January 2023.

Stock options
As of December 31, 2025 and 2024, total unamortized compensation cost related to unvested stock options was $12.2 million and $13.7 million, respectively, which the Company expects to recognize over a weighted-average period of 1.95 and 2.00 years, respectively.
The total intrinsic value of stock options exercised and the total fair value of stock options vested during the years ended December 31, 2025 and 2024 were as follows:

	Years Ended
	December 31, 2025	December 31, 2024
Total intrinsic value of options exercised	$4,807	$208
Total fair value of shares vested	5,256	8,353
Significant assumptions used to estimate the fair value of the Company’s stock options granted during the years ended December 31, 2025 and 2024 were as follows:

Years Ended
	December 31, 2025	December 31, 2024
Expected volatility	72% — 79%	71% — 74%
Expected life in years	6.16 - 6.24	6.01 - 6.02
Expected dividends(1)	—%	—%
Risk-free interest rate (based on government bonds)	3.81% — 4.21%	3.63% — 4.52%

(1) The Company has never paid cash dividends nor expects to pay cash dividends in the foreseeable future.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s stock options activity and related information during the years ended December 31, 2025 and 2024 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2025	29,661,070	$4.982
Forfeited	(6,852,414)	7.311
Expired(1)	(2,213,794)	8.959
Exercised	(1,864,272)	0.137
Granted	13,125,215	1.093
Outstanding at December 31, 2025	31,855,805	$2.886	6.65	$28,364
Options exercisable at December 31, 2025	10,122,969	$3.532	3.05	$10,928

(1) Includes adjustments for changes in estimates.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2024	27,932,603	$5.290
Forfeited	(1,461,492)	4.514
Expired(1)	(430,377)	14.740
Exercised	(75,391)	2.060
Granted	3,695,727	3.532
Outstanding at December 31, 2024	29,661,070	$4.982	5.50	$8,846
Options exercisable at December 31, 2024	16,718,254	$5.540	3.40	$8,778

(1) Includes adjustments for changes in estimates.
Performance stock units
As of December 31, 2025 and 2024, total unamortized compensation cost related to unvested performance stock units was $10.7 million and $2.3 million, respectively, which the Company expected to recognize over a weighted-average period of 1.53 and 1.41 years, respectively.
The Company’s PSU activity and related information for the years ended December 31, 2025 and 2024 were as follows:

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	1,889,582	$3.81
Forfeited	(1,750,337)	2.81
Vested	(359,948)	3.45
Granted	10,011,139	0.94
Unvested at December 31, 2025	9,790,436	$1.06
Inception-to-date PSUs vested at December 31, 2025	756,485	$3.16

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	2,024,121	$2.89
Forfeited	(2,141,826)	3.37
Vested	(396,537)	2.89
Granted	2,403,824	4.04
Unvested at December 31, 2024	1,889,582	$3.81
Inception-to-date PSUs vested at December 31, 2024	396,537	$2.89
Modifications
During the year ended December 31, 2025, the Company modified the performance targets for PSUs granted in 2025. The modification resulted in incremental compensation cost of $19.1 million, which will be recognized prospectively over the remaining service period.
Restricted stock units
As of December 31, 2025 and 2024, total unamortized compensation cost related to unvested restricted stock units was $33.9 million and $15.7 million, respectively, which the Company expected to recognize over a weighted-average period of 2.39 years and 1.95 years, respectively.
The Company’s RSU activity and related information for the years ended December 31, 2025 and 2024 were as follows:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	6,333,784	$3.63
Forfeited	(2,394,476)	2.09
Vested	(2,618,222)	3.88
Granted	25,224,914	1.39
Unvested at December 31, 2025	26,546,000	$1.61
Inception-to-date RSUs vested at December 31, 2025	11,679,617	$5.92

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	6,145,959	$4.12
Forfeited	(2,459,478)	4.06
Vested	(3,228,557)	4.33
Granted	5,875,860	3.68
Unvested at December 31, 2024	6,333,784	$3.63
Inception-to-date RSUs vested at December 31, 2024	9,061,395	$6.51

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 20 — Selling, general and administrative expense
Selling, general and administrative expenses consisted of the following for the years ended December 31, 2025 and 2024:

	Years Ended
	December 31, 2025	December 31, 2024
Salaries and benefits	$230,911	$227,817
Rent and occupancy	59,314	54,105
Sales and marketing(1)	45,692	47,075
Office supplies and services	45,746	44,046
Professional fees	23,538	24,212
Insurance and compliance	9,528	9,066
Travel	7,609	6,580
Research and development	805	1,421
Other operating expense	5,299	4,212
Total selling, general and administrative expense	$428,442	$418,534

(1) Includes advertising costs of $20.7 million for the year ended December 31, 2025 and $18.4 million for the year ended December 31, 2024.
Note 21 — Defined contribution plans
The Company established the Curaleaf, Inc. 401(k) Plan (the “Plan”) effective January 1, 2022. The Company’s U.S. employees are generally eligible to participate in the Plan. The Plan allows eligible employees to make contributions, up to limits set by the IRS, through payroll deductions and invest their contributions in one or more of the investment funds offered by the Plan. For employees who have completed one or more years of eligible service, the Company matches 25% of the first 4% of eligible contribution on a pretax and/or Roth 401(k) basis for each annual period. Under the Plan, employees become eligible for contributions on the first day of the calendar month, coincident with or next, following the date the employee performs an hour of service as an eligible employee. Matched contributions are always fully vested.
Employees outside the U.S. who are not covered by the Plan may be covered by defined contribution plans that are subject to applicable laws and rules of the country in which they are administered.
Employer contributions, which are expensed as incurred, totaled $2.1 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively.
Note 22 — Other income, net
Other income, net consists of the following for the years ended December 31, 2025 and 2024:

	Years Ended
	December 31, 2025	December 31, 2024
(Loss) gain on disposal of assets	$(3,049)	$4,624
(Loss) gain on investments	(343)	6,624
Gain on extinguishment of debt	1,685	257
Foreign exchange gain (loss)	3,686	(1,617)
Miscellaneous other income	3,603	6,096
Other income, net	$5,582	$15,984
Note 23 — Income taxes
In December 2023, the FASB issued ASU 2023-09, which enhances the disclosure requirements for income taxes. The Company adopted ASU 2023-09 on a prospective basis for the annual reporting period ended December 31, 2025.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Accordingly, the comparative prior period has not been recast to reflect the new disclosure requirements. See Note 3 — Significant accounting policies for further detail.
The Company’s Loss before provision for income taxes includes the following components for the years ended December 31, 2025 and 2024:

	Years Ended
	December 31, 2025	December 31, 2024
Domestic	$(67,069)	$(87,443)
Foreign	(11,145)	(25,915)
Total	$(78,214)	$(113,358)
The Company’s Provision for income taxes for the years ended December 31, 2025 and 2024 consisted of the following:

	Years Ended
	December 31, 2025	December 31, 2024
Current:
Federal	$138,070	$135,598
State	21,682	15,540
Foreign	3,800	1,884
Total current income tax expense	163,552	153,022

Deferred:
Federal	$(19,726)	$(24,744)
State	(14,334)	(25,635)
Foreign	(5,803)	(4,392)
Total deferred income tax expense	(39,863)	(54,771)

Provision for income taxes	$123,689	$98,251

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rate for the year ended December 31, 2025 is as follows:

	Year Ended
	December 31, 2025
	$	%
Benefit from income taxes computed using U.S. federal statutory income tax rate(1)	$(16,416)	21%
State and local income tax, net of federal income tax effect(2)	7,562	(10)%
Impact of U.S. tax on foreign operations	1,632	(2)%
Foreign tax effects	1,022	(1)%
Effect of change in tax law or rates enacted in current period	(1,192)	2%
Share-based compensation	2,616	(3)%
Non-deductible expenses	3,117	(4)%
Increase in uncertain tax position(3)	97,843	(125)%
Increase in valuation allowance	31,759	(41)%
Penalties and interest	1,593	(2)%
Other	(5,847)	7%
Provision for income taxes	$123,689	(158)%

(1) As the Company’s operations are primarily based in the United States, the tax rate reconciliation has been prepared using the U.S. federal statutory tax rate of 21%.
(2) Primarily represents income tax expense generated in Pennsylvania, Maryland, Illinois and Florida.
(3) Primarily related to the Company's Section 280E Position.
A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rate for the year ended December 31, 2024 is as follows:

	Year Ended
	December 31, 2024
	$	%
Benefit from income taxes computed using U.S. federal statutory income tax rate(1)	$(23,805)	21%
State income taxes, net of federal income tax benefit	(22,643)	20%
Impact of U.S. tax on foreign operations	706	(1)%
Share-based compensation	944	(1)%
Non-deductible expenses	2,204	(2)%
Increase in uncertain tax position	121,969	(108)%
Increase in valuation allowance	15,424	(14)%
Penalties and interest	16,216	(14)%
Other	(12,764)	11%
Provision for income taxes	$98,251	(87)%

(1) As the Company’s operations are primarily based in the United States, the tax rate reconciliation has been prepared using the U.S. federal statutory tax rate of 21%.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Cash paid for income taxes, net of refunds received, by jurisdiction for the year ended December 31, 2025 was as follows:

Year Ended
Jurisdiction:	December 31, 2025
Federal	$9,575
State	16,894
Foreign	589
Cash paid for income taxes, net of refunds received	$27,058
The components of the Company’s deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows:

	As of
	December 31, 2025	December 31, 2024
Deferred tax assets:
Net operating loss carryforward	$218,402	$202,940
163j interest carryovers	86,869	71,132
Stock compensation	14,773	10,307
Accrued and prepaid expenses	2,348	2,088
Other	165	60
Total deferred tax assets	322,557	286,527
Deferred tax liabilities:
Depreciation and amortization	(232,329)	(264,588)
Inventory	(2,746)	(1,904)
Total deferred tax liabilities	(235,075)	(266,492)
Valuation allowance(1)	(299,041)	(264,407)
Net deferred tax liabilities	$(211,559)	$(244,372)

(1)As of December 31, 2025 and 2024, the Company maintained a valuation allowance against deferred tax assets related to certain U.S. federal and state operations as well as its international operations in France, the U.K., Canada and Germany.

At December 31, 2025, the Company had federal and state tax loss carryforwards of $645.0 million, which expire between 2026 and 2044. At December 31, 2025 the Company had foreign tax loss carryforwards of $27.2 million, which will begin to expire starting 2035 through 2045. At December 31, 2025, the Company had federal and state tax loss carryforwards of $681.5 million which will never expire. At December 31, 2025, the Company had foreign tax loss carryforwards of $93.1 million, which will never expire.
The Company accounts for the undistributed earnings of the Company as a temporary difference, except for the undistributed earnings of its foreign subsidiaries that are deemed to be indefinitely reinvested in foreign jurisdictions. The Company considers the earnings and profits of its foreign subsidiaries to be indefinitely reinvested.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table summarizes the activity within the Company’s unrecognized tax benefits from continuing operations for the years ended December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Balance at beginning of the year	$432,341	$56,931
Additions based on tax positions related to the current year	119,792	130,790
Additions based on refunds requested but not yet received related to prior years	36,389	91,645
Additions based on refunds received related to prior years	16,176	9,983
Additions and subtractions for tax positions of prior years	(2,339)	164,249
Subtractions based on acquisitions	—	(10,348)
Lapse of statute of limitations	(14,533)	(10,909)
Balance at the end of the year	$587,826	$432,341
As of December 31, 2025 and 2024, $1.8 million and $13.1 million, respectively, of these unrecognized tax benefits were recorded as a result of acquisitions and are subject to indemnifications. As the Company has collateral and/or other deferred consideration sufficient to cover any potential resulting indemnification liability, the Company recognized a non-current tax receivable within Income tax receivable on the Consolidated Balance Sheets. As of December 31, 2025 and 2024, included in the balances of unrecognized tax benefits, is $586.0 million and $419.2 million, respectively, of unrecognized tax benefits that if recognized, would impact the Company’s effective tax rate.

As of December 31, 2025, the Company recognized accrued interest and penalties of $25.4 million and $69.8 million for its uncertain tax positions as a component of Provision for income taxes and Other long-term liabilities, respectively. As of December 31, 2024, the Company recognized accrued interest and penalties of $16.1 million, $4.9 million and $19.2 million as a component of Provision for income taxes, Income tax payable and Other long-term liabilities, respectively.
The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign taxing authorities, where applicable. As of December 31, 2025, the Company is under audit for years ranging from 2020 to 2023 by the IRS, a few U.S. states and in Canada. The statute of limitations for federal, state and foreign taxing jurisdictions are open from tax year 2022.
Global Minimum Tax Rules - Pillar Two
Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate, as described in the Global Anti-Base Erosion Model Rules (otherwise known as Pillar Two) issued by the Organization for Economic Co-operation and Development. Under Pillar Two, a minimum effective tax rate of 15% would apply to multinational companies with consolidated revenues above €750 million. Pillar Two became effective for fiscal years beginning on or after January 1, 2024, in several jurisdictions in which the Company operates. Upon enactment, Pillar Two did not have a material impact on the Company’s Consolidated Financial Statements, and there was no material impact to the Company’s consolidated financial position, results of operations or cash flows.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 24 — Earnings per share
Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. for the years ended December 31, 2025 and 2024 were calculated as follows:

	Years Ended
	December 31, 2025	December 31, 2024
Numerator:
Net loss from continuing operations	$(201,903)	$(211,609)
Less: excess redemption value above carrying value(3)	(42,294)	(22,746)
Net loss from continuing operations, net of excess redemption value	(244,197)	(234,355)
Net loss from discontinued operations	(26,250)	(10,398)
Net loss, net of excess redemption value	(270,447)	(244,753)
Less: Net income (loss) attributable to non-controlling interest	2,917	(6,584)
Net loss attributable to Curaleaf Holdings, Inc., net of excess redemption value	$(273,364)	$(238,169)

Per share – basic and diluted(1):
Net loss per share from continuing operations⁽[3]⁾	$(0.32)	$(0.31)
Net loss per share from discontinued operations	(0.03)	(0.01)
Net loss per share attributable to Curaleaf Holdings, Inc.	$(0.35)	$(0.32)

Denominator:
Basic weighted-average common shares outstanding	762,090,951	740,825,099
Dilutive effect of stock options to purchase SVS	10,096,426	829,853
Dilutive effect of restricted and performance-based stock awards(2)	14,475,015	2,212,402
Dilutive effect of convertible debt	—	4,282,599
Dilutive effect of contingent shares	778,000	1,286,713
Dilutive weighted-average common shares outstanding	787,440,392	749,436,666

(1) As a result of the Company’s net losses from its continuing and discontinued operations for the years ended December 31, 2025 and 2024, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities; and as such, is the same as basic net loss per share for each period presented.
(2) Excludes PSU awards that did not meet performance criteria as of December 31, 2025 and 2024. Diluted EPS for the year ended December 31, 2024 has been revised to reflect this exclusion.
(3) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Consolidated Balance Sheets. Pursuant to ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted. See Note 2 — Basis of presentation and consolidation for further details.

Note 25 — Segment reporting
The Company operates through two distinct reportable segments: (i) Domestic Operations and (ii) International Operations. This segmentation reflects the point at which the Company’s business units no longer share similar economic characteristics and differ significantly in key areas, including:
(a)the nature of cultivation and manufacturing processes;
(b)the class of customer for products and services;
(c)distribution methods and
(d)the regulatory environments in which they operate.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
In addition, this segmentation reflects the manner in which the Company’s chief operating decision maker (the “CODM”), its CEO, allocates resources and evaluates performance as well as the manner in which the Company’s internal financial reporting is structured.
The Company’s reportable segments generate revenues from the cultivation, production and distribution of cannabis products. The Company’s Domestic Operations are organized on a region-level basis, vertically integrated in the majority of the states in which the Company operates and derives the majority of its revenues from retail sales. In contrast, the Company’s International Operations is organized on a country-level basis, has centralized cultivation facilities in Portugal and Canada and derives the majority of its revenue from wholesale sales.
The Company’s CODM assesses the performance of and allocates resources to each reportable segment using Adjusted EBITDA1 as the primary measure of profitability. These non-GAAP financial measures and ratios are considered key financial and operational indicators. The CODM also reviews significant segment expenses within these measures, which consist primarily of Cost of goods sold and Total operating expenses.
Not only do these measures provide meaningful insights into the financial strength and performance of each reportable segment, they also serve to (i) clarify the Company’s operating performance for investors; (ii) enhance comparability across industry peers and (iii) offer investors a view of the Company’s operations as analyzed internally by the CODM and the Company’s executive leadership team. While these measures are useful supplemental indicators, they are non-GAAP financial measures and should not be considered in isolation or as alternatives to measures determined in accordance with GAAP.
The accounting policies for each reportable segment are consistent with those described in Note 3 — Significant accounting policies. There are no intersegment sales or transfers between the Company’s reportable segments, and the Company does not allocate corporate overhead costs to its reportable segments, due to the illegality of cannabis activities under U.S. Federal law.
The following table presents Adjusted EBITDA by reportable segment as of December 31, 2025 and 2024:

	Years ended December 31,
	Domestic		International (1)		Total
	2025	2024	2025	2024	2025	2024
Income (loss) from continuing operations	$34,099	$49,387	$(8,649)	$(24,644)	$25,450	$24,743
Depreciation and amortization	171,772	203,076	24,834	28,384	196,606	231,460
Other add-backs, net (2)	45,513	44,899	7,105	2,183	52,618	47,082
Adjusted EBITDA	$251,384	$297,362	$23,290	$5,923	$274,674	$303,285
Adjusted EBITDA Margin	23%	24%	14%	6%	22%	23%

Total Revenues	$1,095,657	$1,228,749	$172,478	$105,550	$1,268,135	$1,334,299

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segmented results across quarters and year-over-year.

(2) Other add-backs for the year ended December 31, 2025 primarily include costs related to salaries and benefits, accounting, legal and professional fees as well as rent and other facility costs. Other add-backs for the year ended December 31, 2024 primarily include costs related to salaries and benefits, inventory, legal and professional fees and lobbyist/PR spend.

1 Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, less share-based compensation expense and other adjustments related to business development, acquisitions, financing and reorganization costs.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents selected financial information by reportable segment for the years ended December 31, 2025 and 2024:

	Years ended December 31,
	Domestic		International (1)		Total
	2025	2024	2025	2024	2025	2024
Revenues, net:
Retail revenues	$868,732	$994,715	$53,850	$38,047	$922,582	$1,032,762
Wholesale revenues	226,334	232,491	105,905	63,078	332,239	295,569
Management fee income	591	1,543	12,723	4,425	13,314	5,968
Total revenues, net	1,095,657	1,228,749	172,478	105,550	1,268,135	1,334,299
Cost of goods sold	541,458	631,785	95,655	61,737	637,113	693,522
Gross Profit	554,199	596,964	76,823	43,813	631,022	640,777
Total operating expenses	520,100	547,577	85,472	68,457	605,572	616,034
Income (loss) from continuing operations	$34,099	$49,387	$(8,649)	$(24,644)	$25,450	$24,743

Capital expenditures	$50,043	$81,891	$13,397	$10,547	$63,440	$92,438

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segmented results across quarters and year-over-year.

The following table presents total assets by reportable segment as of December 31, 2025 and 2024:

Total assets:	Domestic	International	Total
December 31, 2025	$2,415,707	$429,608	$2,845,315
December 31, 2024	2,574,687	375,021	2,949,708
Note 26 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties.
In addition, the Company has entered into indemnification agreements with certain members of its board of directors and senior executive team that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or senior officers of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Consolidated Financial Statements.
Dividend Restriction
The Company has not historically paid dividends on its outstanding SVS. Any future determination to pay dividends will depend upon the Company's financial condition and results of operations. Furthermore, the Company’s ability to pay dividends is subject to applicable laws, regulatory capital requirements and compliance with covenants contained in the Company's outstanding debt arrangements.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company has no record of paying dividends. Its ability to pay dividends would be dependent on the Company’s results of operation, subject to applicable laws and regulations, and would require maintenance of certain solvency and capital standards as well as applicable covenants within the Company’s outstanding debt arrangements.
Income tax returns
The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign taxing authorities, where applicable. The Company records tax benefits for all years subject to examination, based upon management’s evaluation of the facts, circumstances and information available at the end of the reporting period. The Company has not recognized any tax benefits associated with those income tax positions where it is not more-likely-than-not that a tax benefit will result.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Although the ultimate outcome of these claims or lawsuits cannot be ascertained by the Company, on the basis of present information and advice received from the Company’s legal counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits, except as noted below, will not have a material effect on the Company’s operations and financial results. As of December 31, 2025 and 2024, the Company recognized legal contingencies of $7.6 million and $4.0 million, respectively, which is presented in Accrued expenses on the Consolidated Financial Statements
Hello Farms
In 2020, GR Vending MI, LLC (“GR Vending MI”), prior to its acquisition by the Company, entered into a supply contract with Hello Farms Licensing MI, LLC (“Hello Farms”) (the “Hello Farms Supply Contract”) to acquire the expected output of Hello Farms’ Michigan cultivation facility from the 2020 and 2021 harvests, subject to certain conditions. Additionally, Cura MI, LLC (“Cura MI” and together with GR Vending MI, the “Michigan Entities”) entered into a guaranty agreement (the “Cura MI Guaranty”) with Hello Farms, under which Cura MI guaranteed the performance of GR Vending MI’s payment obligations under the Hello Farms Supply Contract. The Hello Farms Supply Contract was amended and restated in November 2020. Subsequently, GR Vending MI indicated that Hello Farms had failed to perform its obligations under the Hello Farms Supply Contract; and therefore, deemed the contract breached and therefore terminated. In February 2021, Hello Farms sued the Michigan Entities in a state court in Michigan. In March 2021, the case was moved to the U.S. District Court for the Eastern District of Michigan (the “Michigan Eastern District Court”). A trial was held in January 2025, after which a jury awarded Hello Farms approximately $31.8 million in damages against the Michigan Entities for breach of contract. Subsequently, in February 2025, Hello Farms filed a motion for award of prejudgment interest of $5.0 million. In May 2025, a judgment was issued awarding a post-filing prejudgment interest of $5.4 million, which increased the Company’s maximum loss on this litigation to $37.2 million. The Michigan Entities have appealed the ruling to the Sixth Circuit Court of Appeals. Based on the Company's assessment of the likelihood of success on appeal, the estimated accrual as of December 31, 2025 is substantially less than the total potential loss associated with the judgment. If the Company’s challenge is unsuccessful, it is reasonably possible the resulting loss could materially exceed the Company’s current accrual.
The Michigan Entities, which are consolidated by the Company as VIEs, ceased operations in 2023, do not have any substantial assets and are classified by the Company as discontinued operations. See Note 6 — Discontinued operations for further details.
Note 27 — Fair value measurements and financial risk management
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include its long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be written down to fair value. Fair value measurements of these assets are derived using inputs classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 13 — Intangible assets, net and Goodwill for further details.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Recurring fair value measurements
The Company’s financial instruments measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. The lowest level of inputs that are significant to the fair value measurements of these financial instruments are not based on observable market data; and therefore, these financial instruments are classified within Level 3 of the fair value hierarchy.
As of December 31, 2025 and 2024, the Company’s financial instruments measured at fair value on a recurring basis were classified in the fair value hierarchy as follows:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$—	$—
Contingent consideration liabilities	—	—	3,358	3,358
	$—	$—	$3,358	$3,358

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,713	$1,713
Contingent consideration liabilities	—	—	6,147	6,147
	$—	$—	$7,860	$7,860
Level 3
As of December 31, 2025 and 2024, the following valuation methodologies and significant unobservable inputs were used to derive the fair value measurements of the Company’s financial instruments measured at fair value on a recurring basis:

			As of
Financial instrument	Valuation methodology	Level 3 input	December 31, 2025	December 31, 2024
Contingent consideration - EMMAC	Monte Carlo simulation	Timing of achievement	2 years	2 years
		Probability of achievement	99.0%	99.0%
Investments	Adjusted estimated net asset fair value	Capitalization rate	N/A	8.9%
There were no transfers between fair value levels during the years ended December 31, 2025 and 2024.
Financial Risk Management
The Company is exposed to financial risks, including credit risk, liquidity risk and market risk. The following discussion summarizes the Company’s approach to managing these risks:
Credit risk
Credit risk is the risk the Company incurs a loss on a financial instrument as a result of a customer or third party failing to meet contractual obligations. Credit risk arises principally from the Company’s financing receivables, including its accounts receivable and notes receivable. The Company’s maximum credit exposure as of December 31, 2025 and 2024 equates to the aggregate carrying amount of its cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and notes receivable.
The majority of the Company’s revenues are derived from its retail dispensaries, where customers are required to transfer payment immediately upon purchase. For the years ended December 31, 2025 and 2024, the Company’s Retail revenues represented 73% and 77%, respectively, of the Company’s Total revenues, net.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
In the normal course of business, the Company provides financing to its non-retail customers as trade accounts receivables. The Company may also extend financing, as notes receivable, in connection with an acquisition or divestiture. While the Company has not adopted standardized credit policies, the Company has established processes to mitigate credit risk on such financing receivables, which include assessing creditworthiness on an individual basis.
Given the increasing financial pressure across the cannabis industry, the Company has heightened its monitoring of credit exposure to other cannabis operators and continues to prioritize timely collections of outstanding trade accounts receivables.
The following table presents the aging of the Company’s trade accounts receivables as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
0 to 90 days	$66,649	$56,042
91 to 180 days	3,572	4,437
181 days +	3,643	3,511
Trade accounts receivable	$73,864	$63,990
Liquidity risk
Liquidity risk is the risk that the Company will not have sufficient liquidity to settle its financial obligations and liabilities when due. The Company mitigates its liquidity risk through management of its capital structure.
The Company has material debt obligations requiring scheduled principal and interest payments, which are subject to various financial covenants. Non-compliance with these financial covenants or failure to make timely debt service payments could result in the outstanding principal and accrued interest on the Company’s debt obligations becoming due immediately or on demand, which would have a material adverse impact on the Company’s financial position and cash flows. See Note 16 — Notes payable for further details.
Future payment obligations associated with the Company’s long-term acquisition-related financial instruments and lease obligations are further discussed in Note 4 — Acquisitions and Note 11 — Leases, respectively.
Currency risk
The financial position, results of operations and cash flows of the Company are presented in USD, which requires the Company to translate the financial accounts for its international subsidiaries into USD, using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Transactions which are denominated in currencies other than the USD are subject to both transaction risk and translation risk.
As of December 31, 2025 and 2024, the Company had no hedging agreements in place with respect to foreign exchange rates.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents (including those that are restricted) bear interest at market rates. The Company’s notes receivable and notes payable have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or fixed-rate financial liabilities at fair value. Accordingly, the Company has limited exposure to interest rate sensitivity risk with respect to these financial instruments.
Geography risk
The geographic concentration of the Company’s domestic and international operations poses potential risks if the domestic and/or international cannabis industry experience significant adverse events and/or if macroeconomic conditions deteriorate significantly.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Factors that may adversely affect domestic and international cannabis markets and macroeconomic environments include, among others, the following:
•weakened consumer demand as a result of economic headwinds, such as industry slowdowns and changing demographics;
•inability or unwillingness of customers to pay current and/or increased prices;
•rising operating expenses, such as taxes, utilities and routine maintenance;
•local conditions, such as oversupply of or reduced demand for cannabis products;
•regulatory restrictions or local laws, which could result in market saturation, price compression and/or increased operating costs;
•concentration of and competition from other cannabis cultivators, manufacturers and distributors; and
•specific regional acts of nature, such as earthquakes, fires and floods.
Disaggregated financial information for the Company's two reportable segments, Domestic and International is presented in Note 25 — Segment reporting.
Industry risk
Cannabis-related activities are illegal under U.S. Federal law, and enforcement of such federal laws could have significant adverse risks to the Company. The Company’s shareholders should carefully evaluate the risk factors discussed herein and in the Annual Information Form within the section entitled “Risk Factors”.
Capital management
The Company’s primary objective when managing capital is to continually provide returns to its shareholders and benefits to its other stakeholders. The capital structure of the Company consists of shareholders’ equity and notes payable, net of cash, cash equivalents and restricted cash and cash equivalents. In order to safeguard the Company’s ability to continue as a going concern, management manages and adjusts the Company’s capital structure, in response to changes in the economic conditions of the jurisdictions in which the Company operates and on the risk characteristics of the Company’s underlying assets. The Company expects its cash on hand together with anticipated cash flows from its operating and financing activities will be sufficient to meet its capital requirements and operational needs over the next 12 months.
Note 28 — Variable interest entities
For further details on the variable interest entities consolidated within the Consolidated Financial Statements, see Note 1 — Operations of the Company, Note 2 — Basis of presentation and consolidation and Note 3 — Significant accounting policies. Because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the assets of the Company’s variable interest entities can typically be used only to settle obligations of the variable interest entities, except for certain grandfathered obligations, such as the Company’s Senior Secured Notes – 2026. In addition, the creditors of Curaleaf, Inc. do not have recourse to the general credit of the Company.

Curaleaf Holdings, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Financial Information
The following table presents summarized financial information about the Company’s variable interest entities as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Included in Consolidated Balance Sheets:
Current assets	$357,373	$368,578
Non-current assets	2,034,807	2,179,923
Current liabilities(1)	496,678	508,135
Non-current liabilities(1)	1,310,344	1,286,514
Equity attributable to Curaleaf Holdings, Inc.	585,158	753,853

(1) In connection with the issuance of the Senior Secured Notes – 2026, the Company entered into an intercompany loan agreement with Curaleaf, Inc. The intercompany loan is reflected herein and eliminated upon consolidation.

The following table presents summarized financial information about the Company’s variable interest entities for the years ended December 31, 2025 and 2024:

	Years Ended
	December 31, 2025	December 31, 2024
Included in Consolidated Statements of Operations:
Revenues, net	$1,095,657	$1,228,749
Net loss attributable to Curaleaf Holdings, Inc.	(188,615)	(190,007)
Note 29 — Subsequent events
Senior-Secured Notes – 2029
On February 18, 2026, the Company closed on a private placement of senior secured notes due February 18, 2029, for aggregate gross proceeds of $500.0 million (the “Senior Secured Notes – 2029”). Net proceeds, after deducting $7.9 million in fees and issuance costs, were used to fully repay the Senior Secured Notes – 2026, including accrued interest (the “2026 Refinancing”). The Senior Secured Notes – 2029 bear an interest rate of 11.5%, payable semi-annually, and are secured by second-priority liens on certain assets of the Company’s U.S. subsidiaries. The 2026 Refinancing extends the Company’s nearest significant debt maturity to 2029, enhances liquidity and improves overall financial flexibility. In conjunction with the issuance of the Senior Secured Notes – 2029, the maturity of the Amended Needham LOC was extended to February 18, 2029 and the interest rate increased from 7.99% to 8.99%, in accordance with the existing terms of the Amended and Restated Needham Loan Agreement. Consequently, in accordance with ASC 470, the Company reclassified the outstanding balance of the Senior Secured Notes – 2026 and Amended Needham LOC as non-current liabilities within Notes payable - net of current on the Consolidated Balance Sheet as of December 31, 2025.
Exercise of redeemable noncontrolling interest put option — Four20
On February 23, 2026, the selling shareholders of Four20 exercised their put option by delivering an irrevocable notice to the Company to redeem their remaining 45% equity interest in Four20. Upon completion of the transaction, the Company will increase its ownership interest in Four20 to 100%. The transaction is expected to settle in the second quarter of 2026, subject to regulatory approval and the expiration of a 20-day rejection period. Following the settlement of this transaction, the Company will have no further outstanding redeemable non-controlling interests. For further details, see Note 18 — Redeemable non-controlling interest.

Exhibit 99.3
CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As of and for the Years Ended
December 31, 2025 and 2024
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. is for the years ended December 31, 2025 and 2024. For the purposes of this MD&A, the terms “Company”, “Curaleaf", “we”, “our” or “us” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. The MD&A is supplemental to, and should be read in conjunction with, our Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024 and the accompanying notes (together, the “Consolidated Financial Statements”). Additional information pertaining to the Company is included in the annual information form for the year ended December 31, 2025 (the “Annual Information Form”). Copies of the Consolidated Financial Statements and the Annual Information Form are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”), Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”) and Regulation S-K 229.303 – Management’s discussion and analysis of financial condition and results of operations as issued by the United States (“U.S.”) Securities and Exchange Commission (the “SEC”).
Cautionary Statement Regarding Forward-Looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and securities laws of the U.S. (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, operational results and other future conditions. In addition, we may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by our representatives that are not statements of historical fact and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by us that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, “followed by” or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations of the effects and potential benefits of any transactions; statements relating to our business, future activities and developments after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth; expectations that cannabis licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law and/or foreign jurisdictions; expectations of market size and growth; expectations for other economic, business, regulatory and/or competitive factors related to us or the cannabis industry; the ability for U.S. holders of our securities to sell them on the Toronto Stock Exchange (the “TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time. Holders of our securities are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and our estimates at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties relating to: the legality of cannabis in the U.S., including its classification as a controlled substance under the U.S. Federal Controlled Substances Act; compliance with anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing constraints, including limited access to banking and risks associated with raising additional capital; general regulatory and legal restrictions, including limitations imposed by the TSX; potential legal, regulatory or political changes; licensing and ownership limitations; regulatory actions and approvals from the U.S. Food and Drug Administration (“FDA”), including the risk of increased FDA oversight; potential heightened scrutiny by regulators; loss of foreign private issuer status; internal control deficiencies; litigation exposure; higher compliance costs as a public company in both Canada and the U.S.; recent and proposed U.S.

cannabis and hemp licensing legislation; environmental risks, including compliance with environmental regulations and unforeseen environmental liabilities; expansion into foreign jurisdictions and the legality of cannabis abroad; future acquisitions or dispositions; dependence on key suppliers and service providers; enforceability of contracts; risks associated with our subordinate voting shares (“SVS”), including resale limitations, limited liquidity for U.S. investors, market price volatility as well as significant sales of SVS; reliance on senior management and other key personnel, including challenges in recruiting and retaining such personnel; competitive pressures; risks inherent in agricultural operations; adverse publicity or shifts in consumer perception; product liability and recalls; uncertainty regarding results of future clinical research; reliance on agricultural inputs; limited market data and forecasting uncertainty, including the risk that past performance or financial projections may not be reliable indicators of future results; intellectual property risks; marketing and advertising restrictions; fraudulent or illegal activity by employees, consultants or contractors; labor risks, including potential union activity; information technology failures, cyber-attacks or security breaches; reliance on management services agreements with subsidiaries and affiliates; website accessibility and digital compliance requirements; high bonding and insurance costs; risks associated with leverage and debt management; challenges related to growth and scalability; conflicts of interest; global economic pressures, including tariffs, retaliatory measures and trade disputes; currency exchange fluctuations; risks related to our business structure and securities, including our status as a holding company, lack of dividend history, indebtedness and concentrated voting control; limited shareholder rights in corporate affairs; enforcement challenges against directors and officers residing outside Canada; tax risks and those risks described in this MD&A and discussed further under the heading “Risk Factors” in the Annual Information Form.
The purpose of forward-looking statements is to provide the reader with a description of our expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding our objectives, plans and goals, including future operating results and economic performance, may make reference to or involve forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical and adult use, our general expectations concerning the industry and our business and operations are based on our estimates. We prepare these estimates using reasonable data from publicly available governmental sources, market research and industry analysis as well as assumptions that we believe to be reasonable based on our data and knowledge of the cannabis industry. Although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatements regarding any government or industry data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Our Business
We are a leading global cannabis company, delivering a vertically integrated platform with a broad omnichannel distribution footprint and a diversified portfolio of brands and products serving consumers and patients across the U.S., Canada, Europe and Australasia. As of the fourth quarter of 2025, our U.S. operations spanned 15 states, 159 retail locations and over 1,300 wholesale partner accounts. Our international presence is headlined by our position as a key wholesaler in emerging medical cannabis markets, including Australasia, Germany, Poland and the United Kingdom (the “U.K.”).
Our vertically integrated business model allows us to manage the end-to-end supply chain in our core markets to focus on product quality and consistency. Our infrastructure includes 17 cultivation sites with approximately 1.5 million square feet of cultivation capacity. This model is complemented by an “asset-light” wholesale and brand-licensing strategy, allowing us to optimize market exposure and growth opportunities, while strategically managing capital allocation. Our revenue is generated primarily through direct-to-consumer or patient retail sales and wholesale channels. For the year ended December 31, 2025, Retail revenues were 73% of Total revenues, net, and Wholesale revenues were 26% of Total revenues, net.

Our product portfolio includes flower, pre-rolls, vaporizer cartridges, concentrates, topicals, tinctures, edibles and beverages. Domestically, these products are marketed under our national brands, including Anthem, Curaleaf, Find, Grassroots, JAMS, Reef and Select. Our prominent international brands are Curaleaf, Four20 and Huala. Curaleaf is led by a seasoned executive team with significant experience, contributing deep knowledge of market dynamics, operational efficiencies and regulatory compliance to drive our growth.
Our principal business address is in Stamford, Connecticut. Our SVS’s are listed on the TSX under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF.”
Our competitive landscape
The cannabis industry is highly competitive, and we compete with a diverse range of legal and illicit operators on factors such as quality, price, brand recognition and distribution strength.
In the U.S., our competitors range from small, family-owned businesses and single-state operators to multi-state operators (“MSOs”) with multi-billion-dollar market capitalization. In addition, we face competition from manufacturers of naturally occurring and synthetic cannabinoids, such as Delta-8 THC, as well as participants in adjacent markets, including the alcoholic beverage, tobacco and health and wellness sectors. Internationally, we primarily face competition from other licensed cultivators and wholesale distributors of medical cannabis. As the industry matures, we anticipate escalating competition from companies with longer operating histories and/or greater financial resources.
Risks related to competition and market dynamics are multifaceted:
•The cannabis industry is characterized by intense and increasing competition from a growing number of licensed operators, including large, well-capitalized multi-state operators and smaller, single-state entities. We face persistent competition from the illicit market, which operates without the significant regulatory, compliance and tax burdens we face, allowing the illicit market to offer lower prices and attract a meaningful portion of the cannabis consumer base.
•We may face resource and experience disadvantages when compared to established MSOs that have greater access to capital and longer operating histories. Increasing competition exerts significant price and margin pressure, leading to price compression and a challenging environment for maintaining profitability.
•We face potential competition from pharmaceutical and synthetic alternatives, as established pharmaceutical companies may produce and market cannabinoid-based drugs or synthetic cannabinoids that could compete directly with our products.
•Successfully competing in the cannabis industry requires us to invest highly in R&D, branding, marketing and quality control to differentiate our product offerings.
•Finally, the industry's dynamic consolidation landscape means we face the continual prospect of competitors merging, creating larger entities with enhanced scale, market share and operational efficiencies that could surpass our own.
As there have been no material changes to our competitive landscape since the beginning of the current fiscal year, we direct our shareholders to the 'Risk Factors' section of the Annual Information Form for a careful evaluation of these conditions.
Our core strategy and objectives
Our vision is to be the world's leading cannabis company, driven by a mission to democratize cannabis by providing clarity and confidence to consumers and patients through science-backed products and personalized experience. Our strategy is grounded in expanding responsible access to high-quality cannabis, elevating every customer interaction and operating with the rigor required to sustain long-term, profitable growth across our global footprint. Our growth ambitions are centered on disciplined capital allocation to expand our market presence, diversify our product offerings and strengthen our global supply chain. We continuously evaluate domestic and international opportunities for strategic value, whether through new technologies, innovative products or expanded market access.
Our core strategic pillars are:
Domestic market leadership: We are focused on expanding our U.S. footprint, prioritizing highly populated, limited-license states with significant barriers to entry, such as Florida, Illinois, New Jersey and Pennsylvania. Our strategy involves both organic growth, such as the recent opening of new dispensaries in Ohio and Florida, and the pursuit of strategic acquisitions. We are also focused on continuing to build out our brand portfolio, ensuring we have a range of market-leading brands and products to sell through our physical retail and e-commerce channels and through our wholesale network. We believe this focus on wide distribution in high-barrier markets and development of a trusted national brand portfolio provides a more defensible and profitable long-term revenue stream as compared to more saturated markets.
International expansion: We believe we are the largest cannabis operator in Europe. We continue to invest in opportunities to broaden our market presence across the European continent and to apply elements of our U.S. operating model to maintain our position as a global leader in cannabis. The success of this strategy is evident in the growth of our international revenues, which totaled $172.5 million for the year ended December 31, 2025, representing year-over-year growth of 63%, compared to the same period in 2024. Our objective is to capitalize on the global expansion of medical cannabis programs and the potential legalization of adult-use cannabis markets internationally. To support this strategy, in April 2024, we acquired Northern Green Canada, an EU-GMP2 certified producer. This acquisition secured a consistent supply of high-quality, non-irradiated indoor flower, which is critical to (i) sustaining our leadership position in Germany, Poland and the U.K., while (ii) enabling entry into emerging jurisdictions, such as Turkey and Australia, where we were awarded operating licenses in 2025.
Consumer education and research & development (“R&D”): We are committed to developing science-backed products and advancing the scientific understanding of cannabis, which we believe to be a key competitive differentiator. Our continued investment in R&D has been instrumental in driving consumer and patient access, brand innovation and new product development across our cannabis markets. Our R&D efforts and collaborations, led by an industry leading team of dedicated scientists at our R&D facilities in California, Massachusetts and the U.K. have resulted in 77 peer-reviewed research papers and partnerships with institutions like Imperial College London, the Institute of Cancer Research London, the University of Insubria and Fondazione Mondino in Italy and an accredited U.S. medical school based in Pennsylvania. Management believes these initiatives not only fuel product innovation for our consumers and patients but also advance the regulated cannabis market and build trust and credibility with regulators.
Intellectual property
We have spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry and have developed a robust global intellectual property (“IP”) portfolio to protect our brands, products and proprietary technologies, which we view as a key competitive advantage and a critical part of our business strategy. These proprietary technologies and processes include our cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems.
Portfolio assets: As of December 31, 2025, our domestic IP portfolio includes two federally registered patents, nine federally registered trademarks with the U.S. Patent and Trademark Office (USPTO) and 70 U.S. state-level trademark registrations. Our international IP portfolio includes 65 registered trademarks and one registered patent. Our digital assets include numerous website domains, such as www.curaleaf.com together with active accounts across major social media platforms.
Risks and mitigation: A significant known uncertainty affecting our U.S. operations is the current federal legal status of cannabis. As long as cannabis remains a Schedule I substance, the benefits and protections of federal IP laws may not be fully available to us for our cannabis-related assets. This creates a risk of infringement that could be costly or difficult to defend. To mitigate this risk, our in-house and outside legal counsel actively monitor for potential infringements of our brands and technologies. All federally registered trademarks are subject to renewal 10 years from their registration date. For a more detailed discussion of these risks, please refer to the heading “Risk Factors – Intellectual Property Risks” in the Annual Information Form.
2 EU-Good Manufacturing Practices (“EU-GMP”)

Recent strategic developments
During the year ended December 31, 2025, we executed several initiatives that have had a material impact on our brand portfolio, operational footprint, and financial position. These were fueled in large part by three strategic acquisitions in 2024: Northern Green Canada Inc. (“NGC”) to secure our European supply chain, Curaleaf Poland to expand our distribution and Dark Heart Nursery to enhance our cultivation genetics.
Brand and portfolio expansion: In addition, recognizing our unique position as both producer and cultivator, we:
•Introduced Anthem Bold, an infused pre-roll line that further expands our Anthem brand portfolio;
•Launched the Reef flower brand - a fruity, tropical craft quality flower grown at scale;
•Launched six premium flower genetics into the newly created brand, Dark Heart; and
•Internationally we achieved the first EU medically certified liquid inhalant device.
Capital markets activity: To enhance our financial flexibility, we executed three significant actions:
•On January 17, 2025, we refinanced $67 million of outstanding debt obligations, by exchanging the Bloom Notes – 2025 into senior secured notes due 2027. This transaction strengthened our balance sheet by improving our debt maturity profile, providing greater flexibility to fund our operations and strategic investments.
•In February 2025, we filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and Registration Statement pursuant to which we may offer up to $1.0 billion worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and Registration Statement is effective. As a result of this filing, we secured efficient access to capital over a 25-month period, allowing us to act decisively on strategic opportunities, such as acquisitions or accelerated expansion, as they arise. This access to capital is a significant competitive advantage in an industry where traditional banking remains a challenge. For further details see, see the section of this MD&A titled Financial condition, liquidity and capital resources — Future capital offerings.
•On October 10, 2025, we entered into an amended and restated loan agreement with Needham (the “Amended and Restated Needham Loan Agreement”) to refinance the Needham LOC. As part of the refinancing, the total borrowing capacity under the Needham LOC was increased from $40 million to $100 million (the “Amended Needham LOC”), and the maturity date was extended to October 10, 2026. The Amended Needham LOC remains secured by a first-priority lien on senior mortgages, guarantees of our U.S. subsidiaries and a parent guaranty limited to our U.S. assets. The Amended Needham LOC bears interest at a rate of 7.99% per annum with an initial term of one year and is subject to extension for up to two years. Proceeds may be utilized for general corporate purposes, including working capital and operational expenses, as well as to reduce outstanding principal balances of certain Indebtedness (as defined in the Amended Needham LOC)Senior Secured Notes – 2026.
Index inclusion: Effective September 22, 2025, we were added to the S&P/TSX Composite Index (the “Index”) under the health care sector. As the first U.S.-based cannabis operator included in this benchmark, we anticipate enhanced visibility, credibility and liquidity across institutional and index-based investor channels. While this milestone underscores our market presence, there can be no assurance that it will result in improved share price performance, trading volume or continued inclusion in the Index.
Domestic Growth: During the year ended December 31, 2025, we opened eight new dispensaries across Florida, Maine and Ohio. This expansion underscores our commitment to our core strategic pillar of domestic market leadership by expanding our domestic retail footprint and providing additional points of access to new and existing customers.
International Growth: During the year ended December 31, 2025, we accelerated patient adoption in regulated medical markets including Germany, the U.K. and Poland. Additionally, we began expansion efforts in Australia to bring our Curaleaf brands to the market. We also received a license to operate in Turkey, a country with a population of approximately 87 million people. These opportunities further position our international operations as a material contributor to future growth.

2026 Fiscal Year Outlook
In 2026, management expects the following key trends and strategic initiatives to shape our operational focus and financial performance:
•Strengthening our U.S. core retail platform: Our U.S. omnichannel retail business remains the foundation of our operating performance and the primary driver of organic growth. To drive market leadership in key U.S. geographies, we are focused on strengthening store-level execution, enhancing product availability and delivering a consistent, differentiated customer experience. Concurrently, we are positioning the Company to capture share in both core and emerging growth markets, including New York, New Jersey, Pennsylvania, Ohio, Illinois, Florida, Maryland and Arizona. The expansion of adult-use programs—particularly in states such as Ohio—and the continued maturation of these markets present meaningful opportunities for revenue and margin growth, subject to the timing of state-level licensing, competitive dynamics and regulatory developments.
•Disciplined international expansion: We continue to expand our international footprint in a measured, capital-efficient manner, with Europe demonstrating early signs of a scalable, high-margin growth opportunity. Accelerating patient adoption in regulated medical markets, including Germany, the U.K. and Poland, alongside continued development in Turkey and Australia, supports our view that international operations will become a material contributor to future growth. Our strategy applies the same operational rigor, compliance standards and consumer-centric approach that underpinned our U.S. evolution, while maintaining strict investment discipline in light of regulatory timing and market-specific risks.
•Consumer engagement and brand-led growth: As consumer behavior shifts toward digital discovery, personalization and convenience, we are investing in omnichannel capabilities, data-driven insights and loyalty programs to deepen engagement and transition from transactional interactions to long-term customer relationships. Simultaneously, we are focused on developing a curated portfolio of differentiated brands with clear identities defined by wellness, mainstream and premium categories. We believe that integrating digital engagement with sustained brand investment will support higher customer retention, improved lifetime value, pricing resilience and a defensible long-term competitive position.
•Supply chain modernization and capability building: Operational efficiency and reliability remain critical to navigating market volatility. We are continuing to modernize our cultivation, manufacturing and distribution networks to improve quality, consistency and responsiveness to consumer demand. In parallel, we are investing in foundational capabilities—including advanced data analytics, merchandising and assortment optimization—to enhance margin performance, shorten fulfillment times and create a scalable platform to support future growth.
•Optimizing financial flexibility: On February 18, 2026, we closed on a private placement of senior secured notes due 2029 for aggregate gross proceeds of $500.0 million (the “Senior Secured Notes – 2029”). Net proceeds, after deducting $7.9 million in fees and issuance costs, were used to fully repay the Senior Secured Notes – 2026 (as defined within this MD&A), including accrued interest (the “2026 Refinancing”). The Senior Secured Notes – 2029 bear an interest rate of 11.5%, payable semi-annually, and are secured by second-priority liens on certain assets of our U.S. subsidiaries. The 2026 Refinancing extends our nearest debt maturity to 2029, enhances liquidity and improves overall financial flexibility. In conjunction with the issuance of the Senior Secured Notes – 2029, the maturity of the Amended Needham LOC was extended to February 18, 2029, and the interest rate increased from 7.99% to 8.99%, in accordance with the existing terms of the Amended and Restated Needham Loan Agreement.
•Exit from Hemp-Derived THC Market: Recent federal and state legislative changes have materially restricted the legal definition of hemp and curtailed the sale and distribution of hemp-derived THC products. These developments eliminated viable legal markets and eroded demand, leading us to exit the hemp-derived THC space and shelving initial plans to utilize this pathway for cannabis-infused beverages. While we continue to view cannabis beverages as a long-term opportunity, future initiatives will be pursued within regulated cannabis frameworks where regulatory clarity and scalability are more predictable.
•U.S. Federal Reform and Rescheduling: In December 2025, the U.S. Administration directed federal agencies to complete the administrative process to reclassify cannabis from Schedule I to Schedule III under the Controlled Substances Act. If finalized, rescheduling would eliminate the application of Section 280E of the Internal Revenue

Code (“Section 280E”) to products classified under Schedule III. Currently, Section 280E disallows deductions for ordinary and necessary business expenses incurred by state-licensed cannabis operators. The removal of Section 280E would be expected to materially improve our tax treatment, cash flows and operating margins. However, the rescheduling process is not yet complete, and there can be no assurance as to the timing or final outcome. Furthermore, rescheduling alone would not result in federal legalization or resolve other federal restrictions, such as those related to interstate commerce and access to traditional banking and capital markets.
Separately, in 2024, we adopted a tax position, supported by legal interpretations, asserting that the restrictions of Section 280E do not apply to our cannabis operations. While we believe this position is supported by sound legal reasoning, there is a risk it may not be upheld by the Internal Revenue Service and/or certain state tax authorities. We have established reserves related to this position, and it is reasonably possible that liabilities for uncertain tax positions could increase over the next 12 months while the matter remains under review. We continue to monitor regulatory developments and participate in industry advocacy to support cannabis reform.
Our production and distribution channels:
Production channels:
Across our global operations, we manage the entire cannabis product lifecycle from seed to sale. This vertically integrated approach provides us with significant control over our supply chain, ensuring high standards for product safety, quality and consistency.
Cultivation and genetics: We have developed a diverse global portfolio of unique cannabis cultivars. These cultivars are systematically tested and characterized for properties such as yield and cannabinoid content. To optimize production, we cultivate cannabis using a variety of methods—including indoor, two-tier indoor and greenhouse environments—across our global footprint. We regularly evaluate our extensive cultivar portfolio to identify the most attractive varieties, replace underperforming varieties and promote operational standardization.
Extraction, formulation and quality control: Our facilities utilize traditional extraction processes as well as proprietary processes for cannabis extraction and terpene purification, highlighted by our ACE (Aqueous Cannabis Extraction) process. ACE is engineered to produce exceptionally clean cannabis oil, setting a new standard for purity and customer experience. Our commitment to achieving the desired composition of cannabinoids and terpenes in finished products enables us to respond timely and effectively to evolving trends in product formulation. Our processing facilities produce a wide spectrum of solid, liquid and inhaled products for both medical and adult-use markets. We have developed a comprehensive in-house quality assurance and quality control program that enables rapid product development cycles and the production of high-quality consumer products. Critically, for our international operations, our manufacturing and processing facilities in Canada, Germany, Portugal, Spain and the U.K. adhere to stringent EU-GMP standards.
Sales and distribution channels:
Domestic channels: Our primary method of cannabis sales in the U.S. is direct-to-consumer retail sales through our U.S. state-licensed dispensaries. To meet modern consumer demand, most of our dispensaries offer online ordering for in-store pickup, and we provide drive-thru service in Nevada, Utah and Florida. We also offer home delivery where permitted by state regulations. Our U.S. wholesale cannabis business also continues to strengthen, generating revenue through sales to third-party dispensaries, distributors and processors.
International channels: In Europe, our sales occur primarily through licensed wholesale distribution channels in Germany, Poland, Switzerland and the U.K. Our model in the U.K. is unique, as we also operate a medical cannabis clinic and a licensed pharmacy, enabling direct-to-patient sales and fostering deeper patient relationships. Additionally, we supply cannabis on a wholesale basis to various other European countries as well as to our Australasian partners. We continue to invest in opportunities to broaden our market presence across the European continent and to maintain our position as a global leader in cannabis.
Operating Segments
We determine our operating segments according to how the business activities are managed and evaluated by our chief operating decision maker (“CODM”).

As of December 31, 2025, we have two operating segments: (i) Domestic operations and (ii) International operations. These two segments reflect the manner in which our operations are managed, how the CODM allocates resources and evaluates performance and how our internal management of financial reporting is structured.
The following table presents an overview of the operating footprint of our continuing Domestic Operations as of December 31, 2025:

Domestic Operations
State(1)	Medicinal	Adult use	Dispensaries	Manufacturing	Cultivation	Cultivation	Permitted formats
	legalization*	legalization*		sites	sites	square feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	1	2	139,750	X(2)	X	X	X(5)	X
CT	2012	2021	4	1	1	24,510	X(2)	X	X	X	X
FL	2014	—	70	2	1	362,366	X(2)	X	X	X(3)	X
IL(8)	2013	2019	10	1	1	104,418	X(4)	X	X	X(3)(5)	X
MA(8)	2012	2016	4	1	1	59,474	X(4)	X	X	X(5)	X
MD	2013	2022	4	1	1	30,982	X(2)	X	X	X(5)	X
ME(8)	1999	2016	5	1	1	79,926	X	X	X	X(5)	X
ND	2016	—	4	1	1	16,500	X(4)	X	X	X(3)(5)	X
NJ	2010	2020	3	1	1	55,292	X(2)	X	X	X	X
NV	2000	2016	6	2	—	—	—	—	X	X(5)	—
NY	2014	2021	6	1	1	110,496	X(2)	X	X	X	X
OH(6)(8)	2016	2023	5	1	1	20,100	X	—	X	X(5)	X
PA	2016	—	18	2	2	131,500	X(2)	X(7)	X	—	X
UT	2018	—	4	2	1	67,500	X(4)	—	X	X(3)	—
			159	18	15	1,202,814

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1) We have a brand licensing agreement in the state of Oregon, which is not reflected in this table.
(2) Extracted oils only.
(3) Medical only.
(4) Oil-based formulations only.
(5) Permitted, but our dispensaries are not yet participating in home delivery.
(6) We have a Level 1 cultivation facility license, which permits us to grow cannabis on a maximum cultivation area of 25,000 square feet.
(7) Edibles are explicitly prohibited in the Pennsylvania market. Troches (sublingual) are allowed and commercialized.
(8) Certain dispensaries are awaiting regulatory approval for the transfer of the underlying cannabis licenses.

The following table presents an overview of the operating footprint of our International Operations as of December 31, 2025:

International Operations
Country	Medicinal	Adult use	Manufacturing	Cultivation	Cultivation	Permitted formats (commercial)
	legalization*	legalization*	sites	sites	square feet	Oil	Edibles	Flower
Australia(1)(4)	2016	—	—	—	—	X	X	X
Canada	2001	2018	1	1	17,000	X(5)	X	X
Czech Republic(1)(4)	2013	—	—	—	—	X	—	X
Germany	2017	2024(6)	1	—	—	X	—	X
Italy(1)(4)	2015	—	—	—	—	X	—	X
Malta(1)(4)	2018	—	—	—	—	X	—	X
New Zealand(1)(4)	2018	—	—	—	—	X	X	X
Norway & Sweden(1)(4)	2018	—	—	—	—	X	—	X
Poland(1)	2018	—	—	—	—	X	—	X
Portugal(2)	2018	— (7)	2	1	270,000	X	X	X
Spain(8)	2025	—	1	—	—	—	—	—
Switzerland(1)	2022	—	—	—	—	X	—	X
U.K.(3)(9)	2018	—	1	—	—	X	X	X
Ukraine(1)(4)	2024	—	—	—	—	X	—	—
			6	2	287,000

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1) Distribution only.
(2) Cultivation and manufacturing only.
(3) Manufacturing and distribution.
(4) Through local customers/partnerships.
(5) Varies by province.
(6) Adult use permitted in social clubs and limited home grow only.
(7) Personal use decriminalized since 2001.
(8) Personal use and private cultivation decriminalized since 1983. Manufacture and export of medical cannabis is regulated.
(9) A virtual pharmacy operates within the U.K.
Components of our results of operations
Revenues, net
Retail and wholesale revenues
We derive revenue from the sale of cannabis products. Domestically, revenue is generated from direct-to-consumer retail sales at our dispensaries and from wholesale sales to third-party dispensaries, distributors and processors. Internationally, revenue is generated from direct-to-patient retail sales through our online cannabis pharmacy in the U.K. and from wholesale sales to distributors in Australia, Canada, Europe and New Zealand. In addition, we generate non-cannabis revenues from wholesale operations in Germany and Spain.
For most of our locations, we offer a loyalty reward program where retail customers can earn points on purchases for redemption on future purchases.
Management fee income
Management fee income is derived from various arrangements with cannabis licensees and other third parties. These arrangements include Management Service Agreements (“MSA”s) through which we provide professional services, such as cultivation, processing and retail know-how; back-office administration; brand licensing and real estate leasing/lending services. In addition, domestically, management fee income is inclusive of royalty fees earned on the use of our licenses by third parties; while, internationally, we earn fees for providing manufacturing, logistics and consultation services.

Cost of goods sold
Cost of goods sold is derived from wholesale purchases of inventory from our third-party licensed producers and from costs internally generated from our internal cultivation, production and manufacturing activities.
Gross profit
Gross profit is Revenues, net less Cost of goods sold. Our current operational capacity fully meets existing demand, and in select states, we have the ability to scale production as required.
Selling, general and administrative
Selling, general and administrative includes:
•Salaries and benefits that have not been allocated to Cost of goods sold as well as corporate labor expenses.
•Sales and marketing that consists of branding, marketing and product development expenses.
•Professional fees that consist of accounting, legal and acquisition-related expenses.
•Other general and administrative that consist of expenses for travel, general office supplies, monthly services, facilities and occupancy, insurance, director fees and new business development.
Typically, expenses for salaries and benefits and sales and marketing rise in proportion to our market expansion efforts; while expenses for professional services and other general and administrative activities fluctuate in response to the volume of complex transactions we enter into, eventually stabilizing as our operations scale and normalize.
Other income (expense)
Interest income
We generate interest income from our notes receivable as well as from certain cash and cash equivalents.
Interest expense
Interest expense, which includes interest related to lease liabilities, financial obligations and deferred consideration, consists of the following components: (i) interest on our outstanding borrowings under various promissory note agreements and other borrowing arrangements; (ii) amortization of debt discounts and deferred financing costs; (iii) interest accreted on outstanding lease and sale-leaseback arrangements and (iv) interest accrued on deferred consideration.
Other income, net
Other income, net primarily consists of (i) gains (losses) related to fair value remeasurements and/or mark-to-market revaluation of our contingent consideration obligations, equity investments and marketable securities; (ii) gains (losses) recognized on the disposal of assets and liabilities and (iii) gains (losses) recognized upon the extinguishment of debt.
Provision for income taxes
Provision for income taxes is comprised of current and deferred taxes. Current income taxes are recognized for the estimated taxes payable or refundable for the current fiscal period and are based on the taxable income (loss) for the current fiscal period (as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period). Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred income taxes are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis. Deferred taxes are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in Provision for income taxes in the period the change is enacted.
Refer to the heading “Risk Factors” of the our Annual Information Form for further detail.
Selected financial information
The following select financial information, which were derived from our Consolidated Financial Statements, may not be indicative of our future performance.
The following table summarizes our operating results for the years ended December 31, 2025, 2024 and 2023:

				Variance
	Years Ended December 31,			2025 vs. 2024		2025 vs. 2023
	2025	2024	2023	$	%	$	%
Total revenues, net	$1,268,135	$1,334,299	$1,336,375	$(66,164)	(5)%	$(68,240)	(5)%
Cost of goods sold	637,113	693,522	726,794	(56,409)	(8)%	(89,681)	(12)%
Gross profit	631,022	640,777	609,581	(9,755)	(2)%	21,441	4%
Total operating expenses	605,572	616,034	569,564	(10,462)	(2)%	36,008	6%
Total other expense, net	(103,664)	(138,101)	(169,487)	34,437	(25)%	65,823	(39)%
Provision for income taxes	(123,689)	(98,251)	(114,589)	(25,438)	26%	(9,100)	8%
Net loss from continuing operations	(201,903)	(211,609)	(244,059)	9,706	(5)%	42,156	(17)%
Net loss from discontinued operations	(26,250)	(10,398)	(46,276)	(15,852)	152%	20,026	(43)%
Net loss	(228,153)	(222,007)	(290,335)	(6,146)	3%	62,182	(21)%
Less: Net income (loss) attributable to non-controlling interest	2,917	(6,584)	(9,140)	9,501	(144)%	12,057	(132)%
Net loss attributable to Curaleaf Holdings, Inc.	$(231,070)	$(215,423)	$(281,195)	$(15,647)	7%	$50,125	(18)%
Net loss per share attributable to Curaleaf Holdings, Inc.	$(0.35)	$(0.32)	$(0.39)	$(0.03)	9%	$0.04	(10)%

The following tables summarize our Revenues, net by reportable segment for the years ended December 31, 2025, 2024 and 2023:

				Variance
Domestic	Years Ended December 31,			2025 vs. 2024		2025 vs. 2023
	2025	2024	2023	$	%	$	%
Revenues, net - Domestic:
Retail revenues	$868,732	$994,715	$1,076,101	$(125,983)	(13)%	$(207,369)	(19)%
Wholesale revenues	226,334	232,491	196,642	(6,157)	(3)%	29,692	15%
Management fee income	591	1,543	2,624	(952)	(62)%	(2,033)	(77)%
Total revenues, net - Domestic	$1,095,657	$1,228,749	$1,275,367	$(133,092)	(11)%	$(179,710)	(14)%

				Variance
International	Years Ended December 31,			2025 vs. 2024		2025 vs. 2023
	2025	2024	2023	$	%
Revenues, net - International:
Retail revenues	$53,850	$38,047	$21,071	$15,803	42%	$32,779	156%
Wholesale revenues	105,905	63,078	37,006	42,827	68%	68,899	186%
Management fee income	12,723	4,425	2,931	8,298	188%	9,792	334%
Total revenues, net - International	$172,478	$105,550	$61,008	$66,928	63%	$111,470	183%
The following table summarizes our total assets and long-term financial liabilities as of December 31, 2025 and 2024:

	As of
	December 31, 2025	December 31, 2024
Total assets	$2,845,315	$2,949,536
Long-term liabilities	1,710,720	1,568,218
See the “Results of Operations for the years ended December 31, 2025 and 2024” section of this MD&A for further discussion of the key significant drivers of our financial performance during the years ended December 31, 2025 and 2024.

Results of operations – Consolidated
Comparison of the years ended December 31, 2025 and 2024
Our results of operations for the years ended December 31, 2025 and 2024 were as follows:

			Variance
	Years Ended		2025 vs. 2024
	December 31, 2025	December 31, 2024	$	%
Revenues, net:
Retail revenues	$922,582	$1,032,762	$(110,180)	(11)%
Wholesale revenues	332,239	295,569	36,670	12%
Management fee income	13,314	5,968	7,346	123%
Total revenues, net	1,268,135	1,334,299	(66,164)	(5)%
Cost of goods sold	637,113	693,522	(56,409)	(8)%
Gross profit	631,022	640,777	(9,755)	(2)%
Gross profit margin	50%	48%	2%	4%
Operating expenses	605,572	616,034	(10,462)	(2)%
Income from continuing operations	25,450	24,743	707	3%
Total other expense, net	(103,664)	(138,101)	34,437	25%
Loss before provision for income taxes	(78,214)	(113,358)	35,144	(31)%
Provision for income taxes	(123,689)	(98,251)	(25,438)	26%
Net loss from continuing operations	(201,903)	(211,609)	9,706	(5)%
Net loss from discontinued operations	(26,250)	(10,398)	(15,852)	152%
Net loss	(228,153)	(222,007)	(6,146)	3%
Less: Net income (loss) attributable to non-controlling interest	2,917	(6,584)	9,501	(144)%
Net loss attributable to Curaleaf Holdings, Inc.	$(231,070)	$(215,423)	$(15,647)	7%
Revenues, net
Total revenues, net for the year ended December 31, 2025 was $1,268.1 million, a decrease of $66.2 million, as compared to $1,334.3 million for the year ended December 31, 2024.
In contrast, our International operations generated Total revenues, net of $172.5 million in the current year, an increase of $66.9 million, or 63%, from $105.6 million in the prior year. Our international wholesale operations generated revenues of $105.9 million in the current year, an increase of $42.8 million, or 68%, from $63.1 million in the prior year, driven by sales of cannabis flower in Germany during the first half of 2025, favorable product assortments and increased sales of higher margin products. In addition, our international retail operations contributed revenues of $53.9 million in the current year, an increase of $15.8 million, or 42%, compared to $38.0 million from the prior year, supported by increased pharmacy demand and higher patient counts.
In our Domestic operations, Total revenues, net declined by $133.1 million, or 11%, to $1,095.7 million in the current year from $1,228.7 million in the prior year. This year-over-year decrease, which was concentrated in the first half of 2025, was driven primarily by heightened retail competition and new market entrants. These factors contributed to market saturation, lower transaction volumes and increased promotional activity, leading to pricing compression.
These headwinds were partially mitigated by our continued organic expansion in the Florida and Ohio markets. Looking ahead, we anticipate that the influx of new market entrants, while pressuring retail margins, will serve as a strategic tailwind for our wholesale segment.

Cost of goods sold
Cost of goods sold for the year ended December 31, 2025 was $637.1 million, a decrease of $56.4 million, or 8%, compared to $693.5 million for the year ended December 31, 2024.
As a percentage of Total revenues, net, Cost of goods sold was 50% and 52% for the years ended December 31, 2025 and 2024.
Domestically, Cost of goods sold as a percentage of Total revenues, net was 49% and 51% for the years ended December 31, 2025 and 2024, primarily due to improvements in cultivation yields and increases in production. In addition, Cost of goods sold for the current year was positively impacted by the identification of underperforming assets for closure or partial abandonment.
Internationally, Cost of goods sold as a percentage of Total revenues, net was 55% and 58% for the years ended December 31, 2025 and 2024, primarily due to efficiency gains from improved facility utilization and overhead absorption; partially offset by increased labor requirements and capacity expansion in Canada, the U.K., Germany and Portugal.
Gross profit
Gross profit for the year ended December 31, 2025 was $631.0 million, or 50% of Total revenues, net, compared to $640.8 million, or 48% of Total revenues, net, for the year ended December 31, 2024.
The drivers of the change in Gross profit are consistent with the factors discussed above within Revenues, net and Cost of goods sold.
Total operating expenses
Refer to the corresponding sub-section on page 89.
Total other expense, net
Refer to the corresponding sub-section page 90.
Provision for income taxes
We recorded a Provision for income taxes of $123.7 million for the year ended December 31, 2025, an an increase of $25.4 million, or 26%, compared to $98.3 million for the year ended December 31, 2024.
The increase was primarily due to (i) an increase in current state taxes within separate filing jurisdictions, specifically Maryland and Pennsylvania and (ii) an increase in the valuation allowance resulting from net operating losses at NGC; partially offset by a year-over-year decrease in the recognition of uncertain tax positions for our Section 280E Position and a reduction in the U.S. tax impact on international operations due to the non-application of Section 280E to Controlled Foreign Corporations.
Net loss from continuing operations
Net loss from continuing operations for the years ended December 31, 2025 and 2024 was $201.9 million and $211.6 million, respectively, a decrease of $9.7 million. The drivers of the change in Net loss from continuing operations during the year ended December 31, 2025 are correlated with the aggregate net impact of the aforementioned factors discussed in the “Results of operations – Consolidated” section of this MD&A.
Net loss from discontinued operations
Net loss from discontinued operations for the years ended December 31, 2025 and 2024 was $26.3 million and $10.4 million, respectively, representing an increase of $15.9 million, or 152%. On December 30, 2025, management approved plans to discontinue operations in two markets: Hemp-derived THC and Missouri. The financial results for both operating segments were reclassified as discontinued operations as of and for the years ended December 31, 2025 and 2024. For further details, see Note 6 — Discontinued operations of our accompanying Consolidated Financial Statements.
As of December 31, 2025, we have deconsolidated and discontinued all operations classified as discontinued operations in 2023.
Comparison of the years ended December 31, 2025 and 2024
Total operating expenses for the years ended December 31, 2025 and 2024 consisted of the following:

			Variance
	Years Ended		2025 vs. 2024
	December 31, 2025	December 31, 2024	$	%
Salaries and benefits	$230,911	$227,817	$3,094	1%
Rent and occupancy	59,314	54,105	5,209	10%
Sales and marketing	45,692	47,075	(1,383)	(3)%
Office supplies and services	45,746	44,046	1,700	4%
Professional fees	23,538	24,212	(674)	(3)%
Insurance and compliance	9,528	9,066	462	5%
Travel	7,609	6,580	1,029	16%
Research and development	805	1,421	(616)	(43)%
Other operating expense	5,299	4,212	1,087	26%
Total selling, general and administrative expense	428,442	418,534	9,908	2%
Depreciation and amortization	141,394	171,804	(30,410)	(18)%
Share-based compensation	35,736	25,696	10,040	39%
Total operating expenses	$605,572	$616,034	$(10,462)	(2)%
Total operating expenses for the year ended December 31, 2025 was $605.6 million, a decrease of $10.5 million compared to $616.0 million for the year ended December 31, 2024.
Total operating expenses decreased year-over-year, primarily driven by lower Depreciation and amortization expense due to the non-recurrence of accelerated amortization charges recognized in the prior year related to certain finance lease right-of-use assets. The decrease was further driven by reductions in Sales and marketing, resulting from targeted cost-optimization efforts.
These savings were offset by increased spend on Employee compensation, resulting from headcount additions and higher performance-based compensation (attributable to increased bonus accruals and modified targets for outstanding PSUs). Rent and occupancy expenses also contributed to the increase, primarily due to incremental lease costs supporting our expanding global footprint, as well as accelerated amortization of the operating lease right-of-use assets associated with certain underperforming properties. Additionally, Office supplies and services increased due to strategic technology investments aimed at scaling operations and enhancing efficiency—specifically the implementation of new point-of-sale, and reporting systems.
Total operating expenses represented 48% and 46% of Total revenues, net for the year ended December 31, 2025 and 2024, respectively.

Comparison of the years ended December 31, 2025 and 2024
Total other expense, net, for the years ended December 31, 2025 and 2024 consisted of the following:

			Variance
	Years Ended		2025 vs. 2024
	December 31, 2025	December 31, 2024	$	%
Interest income	$663	$776	$(113)	(15)%
Interest expense	(56,753)	(59,353)	2,600	4%
Interest expense related to lease liabilities and financial obligations	(44,076)	(41,263)	(2,813)	(7)%
Impairment loss	(9,080)	(54,245)	45,165	83%
(Loss) gain on disposal of assets	(3,049)	4,624	(7,673)	166%
(Loss) gain on investments	(343)	6,624	(6,967)	105%
Gain on extinguishment of debt	1,685	257	1,428	(556)%
Foreign exchange gain (loss)	3,686	(1,617)	5,303	328%
Miscellaneous other income	3,603	6,096	(2,493)	(41)%
Total other expense, net	$(103,664)	$(138,101)	$34,437	(25)%
Total other expense, net for the year ended December 31, 2025 was $103.7 million, a decrease of $34.4 million, or 25%, compared to $138.1 million for the year ended December 31, 2024.
Total other expense, net decreased year-over-year, primarily driven by the non-recurrence of a significant impairment charge recognized in the prior year related to the strategic reassessment of our cultivation footprint. This prior-year impairment, triggered by the failure of the adult‑use ballot initiative, resulted from the (i) identification of excess capacity, (ii) halting of construction, (iii) idling of certain assets and (iv) write-down of assets associated with a failed sale‑leaseback arrangement. Additionally, the current year benefited from favorable foreign currency exchange rate fluctuations.
Partially offsetting these favorable variances were losses recognized on the fair value remeasurement of outstanding contingent consideration obligations and disposal of assets during the current year, in contrast to the gains realized on these items in the prior year.

Financial condition, liquidity and capital resources
Liquidity and capital resources
Our primary need for liquidity is to fund our working capital requirements, capital expenditures, acquisitions, debt service and other general corporate requirements. During the years ended December 31, 2025 and 2024, our primary source of liquidity has been funds generated by our continuing operations. We have also generated cash through asset sales and dispositions, while strategically allocating capital to support ongoing operations and pursue new acquisitions aimed at driving long-term earnings growth. Our ability to fund our operations, make planned capital expenditures and acquisitions and service our debt obligations depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and other factors, some of which are beyond our control.
We expect our cash on hand together with anticipated cash flows from our operating and financing activities will be sufficient to meet our capital requirements and operational needs over the next 12 months.
Our financial condition and liquidity positions are discussed further below.
Outstanding financing obligations
As of December 31, 2025, our principal financing obligations consisted of senior secured notes, a revolving line of credit and an asset-based lending facility. Our debt is primarily secured by our assets and those of certain of our subsidiaries. For complete details, including pertinent terms of the associated indentures and loan agreements, refer to Note 16 — Notes payable of the accompanying Consolidated Financial Statements.
The following table summarizes our material outstanding debt obligations as of December 31, 2025:

Credit facility	Outstanding balance	Maturity date
Senior Secured Notes – 2026*	$456,815	December 15, 2026
Senior Secured Notes – 2027*	56,598	December 17, 2027
Amended Needham LOC*	21,910	October 10, 2026
ABL Facility*	12,000	August 25, 2026
Seller note payable	4,093	December 1, 2036
Other notes payable	3,308	Various

*As defined within
Senior Secured Notes – 2026
In December 2021, we issued $475 million in senior secured notes due 2026 (the “Senior Secured Notes – 2026”). On April 30, 2024, in an arms-length transaction, we purchased $15 million of the face value of the Senior Secured Notes – 2026 for $14.3 million in cash, reducing the outstanding principal. On July 22, 2025, in an arms-length transaction, we purchased $3.2 million of the face value of the Senior Secured Notes – 2026 for $2.9 million in cash, further reducing the outstanding principal.
The note indenture for the Senior Secured Notes – 2026 (the “Note Indenture”) allows for the issuance of additional senior secured notes or other pari passu debt, subject to meeting certain post-incurrence-based financial covenants, including:
•A fixed charge coverage ratio of at least 2.5:1.
•A consolidated secured debt to consolidated EBITDA ratio of no more than 4:1.
In addition, pursuant to the Note Indenture, we can grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured

Notes – 2026. Subject to the consent of Needham Bank, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, could be redeemed early without incurring a prepayment premium.
In February 2026, we closed on a private placement of senior secured notes for aggregate gross proceeds of $500 million due February 18, 2029 (the “Senior Secured Notes – 2029”). Net proceeds were used to fully repay the Senior Secured Notes – 2026. Refer to Note 29 — Subsequent events of the accompanying Consolidated Financial Statements for further details.
Senior Secured Notes – 2027
On January 17, 2025, we completed a note exchange with the former owners of Bloom, exchanging $60 million of outstanding principal and $7 million of accrued interest on the Bloom Notes – 2025 into senior secured notes with a principal balance of $67 million (the “Senior Secured Notes – 2027”). The Senior Secured Notes – 2027 mature on January 17, 2027 and bear interest at 10.0% per annum. Principal repayments commenced on August 17, 2025.
There are no prepayment penalties on the Senior Secured Notes – 2027.
Needham Bank
On November 6, 2024, we secured a $40 million revolving line of credit with Needham Bank (the “Needham LOC”), which includes an option to request an additional $20 million beginning May 6, 2026. The Needham LOC is secured by a first-priority lien on the mortgages, business assets, including inventories, and collateral of our subsidiary loan parties and is further supported by a limited guaranty on our equity interest in Curaleaf, Inc. The associated loan agreement contains financial covenants, including the requirement to maintain a total loan-to-value ratio of no more than 80.0% based on the “as-is” fair market value of the pledged real estate.
On October 10, 2025, we refinanced its existing Needham LOC and entered into an amended and restated loan agreement with Needham (the “Amended and Restated Needham Loan Agreement”). As part of the refinancing, the total borrowing capacity under the Needham LOC was increased from $40 million to $100 million (the “Amended Needham LOC”), and the maturity date was extended to October 10, 2026. The Amended Needham LOC remains secured by a first-priority lien on senior mortgages, guarantees of our U.S. subsidiaries and a parent guaranty limited to our U.S. assets. The Amended Needham LOC bears interest at a rate of 7.99% per annum with an initial term of one year and is subject to extension for up to two years. Proceeds may be utilized for general corporate purposes, including working capital and operational expenses. The Amended Needham LOC is subject to certain debt covenants including maintaining a post-incurrence debt service coverage ratio of 1.5:1 as well as covenants related to appraised fair value of mortgaged properties (subject to an 80% LTV constraint), receivables and cash, net of reserves.
In conjunction with the origination of the Senior Secured Notes – 2029, the maturity date of the Amended Needham LOC was extended to February 18, 2029, and the interest rate was amended to 8.99% in accordance with the terms of the Amended and Restated Needham Loan Agreement. Refer to Note 29 — Subsequent events of the accompanying Consolidated Financial Statements for further details.
Asset-based revolving credit facility
We have a $12 million asset-based revolving credit facility (the “ABL Facility”) with East West Bank (“EWB”), which matures on August 25, 2026. The ABL Facility, which is secured by our deposit accounts at EWB, was fully drawn as of December 31, 2025. The ABL Facility was originally established on August 25, 2023 and increased to its current capacity through two amendments in 2024.
Covenant compliance
As of December 31, 2025, we were in compliance with all financial covenants within each credit facility, and we did not observe evidence of any cross-defaults.

Future capital offerings
On February 3, 2025, we filed a Base Shelf Prospectus and on February 5, 2025, filed the Base Shelf Prospectus on a Form F-10 registration statement, (File No 333-284710) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow us to offer up to $1 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement to be filed with the applicable Canadian securities regulatory authorities and/or the SEC.
Working capital
Working capital, defined as current assets minus current liabilities, is a key measure of our short-term liquidity. As of December 31, 2025 and 2024, we had positive working capital of $154.3 million and positive working capital of $46.4 million, respectively, of which Cash and cash equivalents (including restricted cash and cash equivalents) represented $101.6 million and $107.2 million, respectively.
The $107.9 million increase in our positive working capital was driven primarily by reduction in our current notes payable that resulted from the settlement of our remaining obligations under the Bloom Note - 2024 and refinancing of the Bloom Notes – 2025 in exchange for Senior Secured Notes – 2027. Additionally, working capital was positively impacted by the settlement of certain contingent and deferred consideration current liabilities and our ongoing strategic cash management efforts.
For further details, see the Results of operations – Consolidated section of this MD&A as well as Note 16 — Notes payable and Note 29 — Subsequent events of the accompanying Consolidated Financial Statements.
Cash Flows
The following table summarizes our sources and uses of cash during the years ended December 31, 2025 and 2024:

	Years Ended		Variance
	December 31, 2025	December 31, 2024	$	%
Operating activities:
Continuing operations	$152,025	$169,127	$(17,102)	(10)%
Discontinued operations	(14,319)	(5,503)	(8,816)	160%
Net cash provided by operating activities	137,706	163,624	(25,918)	(16)%
Investing activities:
Continuing operations	(69,198)	(95,459)	26,261	(28)%
Discontinued operations	(1,146)	1,629	(2,775)	(170)%
Net cash used in investing activities	(70,344)	(93,830)	23,486	(25)%
Financing activities:
Continuing operations	(73,493)	(54,094)	(19,399)	36%
Discontinued operations	—	(144)	144	(100)%
Net cash used in financing activities	(73,493)	(54,238)	(19,255)	36%
Net (decrease) increase in cash and cash equivalents (including restricted cash and cash equivalents)	$(6,131)	$15,556	$(21,687)	(139)%

Operating Activities
Net cash provided by operating activities was $137.7 million and $163.6 million for the years ended December 31, 2025 and 2024, respectively.

Net cash provided by operating activities from continuing operations was $152.0 million and $169.1 million for the years ended December 31, 2025 and 2024, respectively. In both years, cash generation was driven primarily by income from operations and our Section 280E Position, which resulted in reduced current tax liabilities and an increase in uncertain tax positions. These inflows were partially offset in both years by cash interest payments on debt and lease obligations. The remaining variance was driven by working capital fluctuations.
On December 30, 2025, management approved plans to discontinue the Hemp-derived THC and Missouri operating segments. Accordingly, the financial results for both operating segments were reclassified as discontinued operations for all periods presented. Net cash used in operating activities from discontinued operations was 14.3 million and 5.5 million for the years ended December 31, 2025 and 2024, respectively. Refer to Note 6 — Discontinued operations for further details.
Investing Activities
For the year ended December 31, 2025, Net cash used in investing activities from continuing operations was $69.2 million, driven by strategic capital expenditures and issuances of notes receivable to support our growth trajectory and global expansion. These cash outflows were partially offset by proceeds from asset sales and collections on outstanding notes receivable.
For the year ended December 31, 2024, Net cash used in investing activities from continuing operations was $95.5 million, driven by strategic capital expenditures, business acquisitions and the purchase of adult use licenses (classified as intangible assets) to support our growth trajectory and market expansion. These outflows were partially offset by proceeds from asset sales, including divestitures of certain entities classified as held-for-sale or discontinued operations in 2023.
Financing Activities
For the year ended December 31, 2025, Net cash used in financing activities from continuing operations was $73.5 million, driven primarily by principal payments on the Bloom Notes (as defined herein), other notes payable and lease obligations as well as the settlement of certain acquisition-related contingent obligations. Notably, we settled-in-full the deferred consideration obligations associated with the second and third anniversaries of the Tryke acquisition. These outflows were partially offset by net proceeds from borrowings under our amended revolving line of credit with Needham Bank.
For the year ended December 31, 2024, Net cash used in financing activities from continuing operations was $54.1 million, driven largely by principal payments on the Bloom Notes (as defined herein) and Senior Secured Notes (as defined herein) as well as our lease obligations. In addition, we made partial settlements on the deferred consideration obligation related to the second anniversary of the Tryke acquisition. These outflows were partially offset by proceeds from (i) an additional $5.5 million borrowed under the increased asset-based revolving credit facility with East West Bank and (ii) $11.1 million drawn upon the execution of the revolving line of credit with Needham Bank.

Summary of quarterly results

	Three Months Ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Revenues, net	$333,068	$317,856	$310,587	$306,624	$327,879	$328,284	$341,075	$337,061
Cost of goods sold	171,273	157,280	157,502	151,058	170,419	167,020	180,111	175,972
Gross profit	161,795	160,576	153,085	155,566	157,460	161,264	160,964	161,089
Operating expenses	158,878	153,655	146,839	146,200	165,810	150,037	152,523	147,664
Other expense, net	(27,043)	(28,339)	(22,516)	(25,766)	(67,919)	(21,011)	(24,441)	(24,730)
Net loss from continuing operations	(49,341)	(51,654)	(47,652)	(53,256)	(70,474)	(42,348)	(47,391)	(51,396)
Net (loss) income from discontinued operations	(8,276)	(5,030)	(5,954)	(6,990)	(7,999)	(380)	(2,439)	420
Net loss	(57,617)	(56,684)	(53,606)	(60,246)	(78,473)	(42,728)	(49,830)	(50,976)
Less: Net income (loss) attributable to non-controlling interest	2,200	345	(445)	817	(910)	(2,032)	(945)	(2,697)
Net loss attributable to Curaleaf Holdings, Inc.	$(59,817)	$(57,029)	$(53,161)	$(61,063)	$(77,563)	$(40,696)	$(48,885)	$(48,279)

Net loss per share attributable to Curaleaf Holdings, Inc.(1)	$(0.09)	$(0.08)	$(0.08)	$(0.10)	$(0.12)	$(0.07)	$(0.06)	$(0.07)
Weighted average SVS outstanding - basic and diluted	771,850,664	764,825,622	757,270,633	744,898,937	748,936,695	742,535,355	740,787,287	736,147,618

(1) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Consolidated Balance Sheets. This adjustment does not affect our reported net loss; however, under ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted.

Over the last eight quarters, Revenues, net has been impacted by the following factors:
•Organic and acquisitional growth, particularly in our international operations ;
•Increased focus on increasing our brand presence and wholesale operations;
•Launch of diversified product offerings;
•Divestiture of discontinued operations and
•Increased competition due to new market entrants in our more established markets.
Over the last eight quarters, Net loss has been affected by the following factors:
•Impact of the items affecting revenue, as outlined above;
•Impairments and accelerated amortization recognized on discontinued operations, planned facility closures and the retirement of excess and obsolete facilities and equipment;
•Timing of leases signed and costs associated with the opening of new and/or expanded retail locations;
•Impact of lower fixed cost of goods sold absorption resulting from operational capacity adjustments throughout the period;
•Impact of failed adult use initiatives on inventory levels and strategic capital investments;
•Timing, nature and settlement of acquisition-related costs and obligations;
•Costs incurred in connection with debt issuances and debt refinancing;
•Costs incurred in connection with the TSX Listing and the Reorganization;
•Costs incurred and reserves established for certain litigation matters;
•Increased labor and product costs due to inflationary factors and
•Implementation of strategic cost optimization measures.

Acquisitions completed during the year ended December 31, 2025
We did not consummate any acquisitions that were material, individually or in the aggregate. year ended December 31, 2025.
Off-Balance sheet arrangements
We do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition including, and without limitation, such considerations as liquidity and capital resources.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
We did not engage in any material related party transactions, outside the normal course of business, during the years ended December 31, 2025 and 2024.
Our key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consist of our executive management team and board of directors.
Compensation related to key management personnel compensation for the years ended December 31, 2025 and 2024 were as follows:

	Years Ended
Form of compensation	December 31, 2025	December 31, 2024
Share-based payments	$15,584	$12,102
Short-term employee benefits	4,919	4,541
Other long-term benefits	43	39
Total compensation(1)	$20,546	$16,682

(1) Amounts presented exclude less than $0.1 million of compensation paid to former Chief Executive Officer (“CEO”) Matt Darin in 2022 that was subsequently determined to be erroneously awarded following the restatement of our financial results for fiscal year 2021. This amount was fully recovered as of December 31, 2025.

Changes in or adoption of accounting principles
We have implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the accompanying Consolidated Financial Statements have been excluded. Refer to Note 3 — Significant accounting policies for further details.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. These estimates are developed based on historical experience, observable trends and other information available, and they are reviewed and updated regularly. Although actual results could differ from these estimates, we believe them to be reasonable.

The most significant assumptions and estimates underlying the accompanying Consolidated Financial Statements are described below:
Consolidation and variable interest entities
Significant judgment is applied to determine whether we hold a controlling financial interest in an entity, particularly when we do not hold a majority voting interest. This evaluation considers voting rights, management and service agreements, the entity’s design and the existence of financial guarantees. Entities in which we hold a controlling financial interest are consolidated.
Business combinations and asset acquisitions
Significant judgment is applied in determining whether an acquisition is treated as a business combination or an asset acquisition. We use an optional screen test under which a transaction is accounted for as an asset acquisition if substantially all of the fair value of the gross assets acquired (generally 90% or more) is concentrated in a single identifiable asset or group of similar assets.
In a business combination, significant estimates are used to determine the fair value of assets acquired and liabilities assumed. Depending on the complexity of the transaction, an independent valuation expert may be engaged.
•Intangible Assets: The valuation of acquired intangible assets, such as cannabis licenses, requires the development of forward-looking cash flow projections and the selection of appropriate discount and terminal growth rates.
•Contingent Consideration: The fair value of contingent consideration liabilities, such as earn-outs, is estimated based on the probability and timing of achieving specific future outcomes, such as revenue targets.
These valuations are closely linked to the assumptions made by us regarding future performance of the assets acquired and any changes in the discount rate applied.
Goodwill impairment
Goodwill is tested for impairment annually or more frequently if impairment indicators exist. This test requires the estimation of the fair value of our reporting units using income and market-based approaches. This process involves significant judgment in developing business plans and forecasts as well as in selecting appropriate market data.
Share-based compensation - Stock options
Estimating the fair value of share-based awards requires significant assumptions for the inputs used in the Black-Scholes or Monte Carlo valuation models, including expected volatility of our SVS, the expected life of an award and the risk-free interest rate We use an expected dividend yield of zero as we do not currently anticipate paying dividends
Impairment of long-lived assets
We evaluate the recoverability of our long-lived assets when events indicate their carrying value may not be recoverable. This requires judgment in interpreting key factors (e.g., adverse changes in market conditions, regulatory environment or business climate and adverse changes in the extent or manner in which the long-lived assets will be used) and in estimating the undiscounted future cash flows of such assets
Inventories, net
Inventories are measured at the lower of cost or NRV. Determining NRV requires significant judgment regarding future demand, selling prices, shrinkage and inventory aging.
Leases
We apply significant judgment in deriving the lease term and discount rate applicable in a leasing arrangement.

•Lease Term: Determining whether options to extend or terminate a lease are reasonably certain to be exercised involves considering strategic, operational and economic factors, including the size of our investment in the property and the strategic importance of the property location.
•Discount Rate: Determining the incremental borrowing rate for leases where the implicit rate is not readily determinable.
Income taxes
There is inherent uncertainty in quantifying income tax positions. We must exercise significant judgment in evaluating whether our tax positions are more likely than not to be sustained upon examination or audit by tax authorities in the complex federal, state and foreign jurisdictions in which we operate.
Held for sale and discontinued operations
Significant judgment is required to determine if a disposal group meets the specific criteria to be classified as “held for sale.” An asset or disposal group must meet all of the following conditions:
•Management is committed to a plan to sell;
•The asset or disposal group is available for immediate sale in its present condition;
•An active program to locate a buyer has been initiated;
•The sale is highly probable within one year;
•The asset or disposal group is being actively marketed for sale at a reasonable price; and
•It is unlikely that the plan will be significantly changed or withdrawn.
A disposal group classified as held for sale is reported as a “discontinued operation” if it represents a strategic shift that has a major effect on our operations and financial results. Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.
Redeemable non-controlling interests
The valuation and classification of redeemable non-controlling interests involve significant judgment, including developing discounted cash flow models with assumptions about future revenue, margins and economic conditions. We also have to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on our consolidated balance sheets.
Revenue recognized from contracts with customers
Significant judgment is applied in evaluating the nature of our wholesale and MSA revenue contracts. This includes assessing whether we act as the principal or agent in contracts with customers, particularly where third-party involvement or shared responsibilities exist. We also evaluate whether certain transactions are non-reciprocal in nature, requiring consideration of whether a transfer of assets occurred without commensurate value received. In arrangements involving transfers of inventory between the same counter-parties, we apply judgment to determine whether such transfers represent distinct revenue-generating events. Additionally, the allocation of transaction price across multiple performance obligations necessitates the estimation of standalone selling prices and the timing of satisfaction of each obligation.

Summary of outstanding securities
We had the following securities issued and outstanding as of February 24, 2026:

Securities	Number of Securities
Multiple voting shares	93,970,705
Subordinate voting shares	680,968,806
Restricted stock units	25,953,975
Performance stock units	9,790,436
Stock options	28,495,251
Financial instruments and financial risk management
ASC 820, Fair Value Measurement (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy to prioritize the inputs used to measure fair value into three categories based upon the lowest level of input that is available and significant to the fair value measurement.
The three levels of the fair value hierarchy, wherein Level 1 is the highest and Level 3 is the lowest, are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
We evaluate the classification of our financial instruments within the fair value hierarchy at the end of each reporting period. Transfers between levels are recognized based on changes in the observability of the inputs used to measure fair value. Our policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.
Our financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, notes receivable, equity investments, accounts payable, accrued expenses, long-term notes payable, contingent and deferred consideration liabilities and redeemable NCI.
The carrying values of cash, restricted cash, cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their fair values due to the relatively short-term to maturity. Our notes payable and deferred consideration liabilities are carried at amortized cost, and our redeemable NCI is recognized at the greater of carrying value or estimated redemption value at the end of each reporting period.
Non-recurring fair value measurements
Our assets measured at fair value on a nonrecurring basis include our long-lived assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be written down to fair value. Fair value measurements of these assets are derived using inputs classified within Level 3 of the fair value hierarchy.
Recurring fair value measurements
Our financial instruments measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. The lowest level of inputs that are significant to the fair value measurements of these financial instruments are not based on observable market data; and therefore, these financial instruments are classified within Level 3 of the fair value hierarchy.

As of December 31, 2025 and 2024, our financial instruments measured at fair value on a recurring basis were classified in the fair value hierarchy as follows:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$—	$—
Contingent consideration liabilities	—	—	3,358	3,358
	$—	$—	$3,358	$3,358

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,713	$1,713
Contingent consideration liabilities	—	—	6,147	6,147
	$—	$—	$7,860	$7,860
Level 3
As of December 31, 2025 and 2024, the following valuation methodologies and significant unobservable inputs were used to derive the fair value measurements of our financial instruments measured at fair value on a recurring basis:

			As of
Financial instrument	Valuation methodology	Level 3 input	December 31, 2025	December 31, 2024
Contingent consideration - EMMAC	Monte Carlo simulation	Timing of achievement	2 years	2 years
		Probability of achievement	99.0%	99.0%
Investments	Adjusted estimated net asset fair value	Capitalization rate	N/A	8.9%
There were no transfers between fair value levels during the years ended December 31, 2025 and 2024.
Financial Risk Management
We are exposed to financial risks, including credit risk, liquidity risk and market risk. The following discussion summarizes our approach to managing these risks.
Credit risk
Credit risk is the risk we incur a loss on a financial instrument as a result of a customer or third party failing to meet contractual obligations. Credit risk arises principally from our financing receivables, including our accounts receivable and notes receivable. Our maximum credit exposure as of December 31, 2025 and 2024 equates to the aggregate carrying amount of our cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and notes receivable.
The majority of our revenues are derived from our retail dispensaries, where customers are required to transfer payment immediately upon purchase. For the years ended December 31, 2025 and 2024, Retail revenues represented 73% and 77%, respectively, of our Total revenues, net.
In the normal course of business, we provide financing to our non-retail customers as trade accounts receivables. We may also extend financing, as notes receivable, in connection with an acquisition or divestiture. While we have not adopted standardized credit policies, we have established processes to mitigate credit risk on such financing receivables, which include assessing creditworthiness on an individual basis.
Given the increasing financial pressure across the cannabis industry, we have heightened our monitoring of credit exposure to other cannabis operators and continue to prioritize timely collections of outstanding trade accounts receivables

Liquidity risk
Liquidity risk is the risk that we will not have sufficient liquidity to settle our financial obligations and liabilities when due. We mitigate liquidity risk through management of our capital structure.
We have material debt obligations requiring scheduled principal and interest payments, which are subject to various financial covenants. Non-compliance with these financial covenants or failure to make timely debt service payments could result in the outstanding principal and accrued interest on our debt obligations becoming due immediately or on demand, which would have a material adverse impact on our financial position and cash flows.
Future payment obligations associated with our long-term acquisition-related financial instruments and lease obligations are further discussed in Note 4 — Acquisitions, Note 11 — Leases and Note 12 — Failed sale leaseback arrangements in the accompanying Consolidated Financial Statements.
Contractual obligations and commitments
As of December 31, 2025, our future contractual obligations were as follows:

	Contractual Obligations
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

As of December 31, 2025
Notes payable (principal)(1)	$554,723	$498,296	$31,110	$22,457	$2,860
Notes payable (interest)(1)	15,999	13,262	2,041	293	403
Operating lease obligations	170,729	31,834	57,108	41,342	40,445
Finance lease obligations	286,849	28,446	57,276	56,000	145,127
Financial obligations on sale lease backs	483,125	33,139	62,847	59,956	327,183
Contingent consideration	3,358	—	3,358	—	—
Deferred consideration	2,966	2,966	—	—	—
Redeemable non-controlling interest contingency	83,931	83,931	—	—	—
Litigation settlements(2)	7,636	—	—	—	—
Uncertain tax positions(2)	531,508	—	—	—	—
Total contractual obligations	$2,140,824	$691,874	$213,740	$180,048	$516,018

(1) Does not reflect the impact of the origination of the Senior Secured Notes - 2029 in February 2026 on the maturity date and stated interest rate of the Amended Needham LOC.
(2) These obligations have been excluded from the aging columns due to the uncertainty regarding timing of settlement.
Currency risk
Our financial position, results of operations and cash flows are presented in USD, which requires us to translate the financial accounts for our international subsidiaries into USD, using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Transactions which are denominated in currencies other than the USD are subject to both transaction risk and translation risk.
As of December 31, 2025 and 2024, we had no hedging agreements in place with respect to foreign exchange rates.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents (including those that are restricted) bear interest at market rates. Our notes receivable and notes payable have fixed rates of interest and are carried at amortized cost. We do not account for any fixed-rate financial assets or fixed-rate financial liabilities at fair value. Accordingly, we have limited exposure to interest rate sensitivity risk with respect to these financial instruments.
Geography risk
The geographic concentration of our domestic and international operations poses potential risks if the domestic and/or international cannabis industry experience significant adverse events and/or if macroeconomic conditions deteriorate significantly.
Factors that may adversely affect domestic and international cannabis markets and macroeconomic environments include, among others, the following:
•weakened consumer demand as a result of economic headwinds, such as industry slowdowns and changing demographics;
•inability or unwillingness of customers to pay current and/or increased prices;
•rising operating expenses, such as taxes, utilities and routine maintenance;
•local conditions, such as oversupply of or reduced demand for cannabis products;
•regulatory restrictions or local laws, which could result in market saturation, price compression and/or increased operating costs;
•concentration of and competition from other cannabis cultivators, manufacturers and distributors; and
•specific regional acts of nature, such as earthquakes, fires and floods.
Disaggregated financial information for our two reportable segments, Domestic and International is presented in Note 25 — Segment reporting of the accompanying Consolidated Financial Statements and in the “Selected Financial Information” section of this MD&A.
Industry risk
Cannabis-related activities are illegal under U.S. Federal law, and enforcement of such federal laws could have significant adverse risks on our operations. Our shareholders should carefully evaluate the risk factors discussed herein and in the Annual Information Form within the section entitled “Risk Factors”.
Capital management
Our primary objective when managing capital is to continually provide returns to our shareholders and benefits to our other stakeholders. Our capital structure consists of shareholders’ equity and notes payable, net of cash, cash equivalents and restricted cash and cash equivalents. In order to safeguard our ability to continue as a going concern, we manage and adjust our capital structure, in response to changes in the economic conditions of the jurisdictions in which we operate and on the risk characteristics of our underlying assets. We expect cash on hand together with anticipated cash flows from our operating and financing activities will be sufficient to meet our capital requirements and operational needs over the next 12 months.
Regulatory Environment: Issuers With U.S. Cannabis-Related Operations
In response to the on-going conflict between U.S. federal and U.S. state regulatory frameworks governing cannabis-related activities, the Canadian Securities Administrators issued Staff Notice 51-352, Issuers with U.S. Marijuana-Related Activities, which outlines industry-specific disclosure requirements for Canadian reporting issuers with operations or investments in the U.S. cannabis industry.

Pursuant to Staff Notice 51-352, the following disclosure is aimed at providing further details regarding:
•our involvement in the U.S. cannabis industry and quantifying our balance sheet and operating statement exposure to U.S. cannabis-related activities;
•statements and other available guidance made by U.S. federal authorities or U.S. federal prosecutors regarding the risk of enforcement action as a result of our involvement with cannabis-related activities;
•risks related to our involvement in cannabis-related activities, including, among others, (i) the risk that third party service providers could suspend or withdraw services and (ii) the risk that regulatory bodies could impose certain restrictions on our ability to operate in the U.S.;
•our ability and our affiliates’ ability to access both public and private capital as well as the financing options that are and are not available to us and our affiliates to support continuing operations;
•cannabis-related regulations and applicable licensing requirements of each U.S. state in which we and/or our affiliates operate as well as our program for monitoring compliance with these regulations and licensing requirements; and
•the status of our compliance with the cannabis-related regulatory framework and applicable licensing requirements of each U.S. state in which we and our affiliates operate.
Our Involvement in the U.S. Cannabis Industry
In the U.S., the cannabis industry remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the Controlled Substances Act (the “CSA”).
In the U.S., we and our affiliates are directly involved in the cannabis industry in certain U.S. states that have legalized the medical and/or adult use of cannabis. Currently, we and our affiliates hold the requisite licenses to engage in the cultivation, manufacture, processing, distribution and sale of cannabis, as permitted, in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. In addition, we have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania, and on November 14, 2024, we were granted the license to operate the first Marijuana Research Facility in Massachusetts.
For the year ended December 31, 2025, 86% of our Total revenues, net were directly derived from U.S. cannabis-related activities. We do not differentiate our net assets between those directly derived from cannabis-related activities and those that are unrelated; therefore, such information is not presented.
Regulatory Frameworks Governing Cannabis-Related Activities in the U.S.
Overview of U.S. Federal Regulatory Framework
The Controlled Substances Act
The U.S. federal government regulates drugs, such as cannabis, through the CSA, which places controlled substances in one of five different schedules. Currently, cannabis, except hemp containing less than 0.3% (on a dry weight basis) of tetrahydrocannabinol (“THC”), the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the Drug Enforcement Administration (the “DEA”) considers cannabis to have (i) a high potential for abuse, (ii) no currently accepted medical use in medicinal treatment in the U.S. and (iii) a lack of accepted safety for use under medical supervision1. As a result, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts.
While most jurisdictions have a uniform national framework for regulation of cannabis-related activities, in the U.S., cannabis is separately regulated at the U.S. state and local jurisdictional levels. As a result, U.S. states that have legalized
1 21 U.S.C. 812(b)(1).

the medical and/or adult use of cannabis have regulatory frameworks that are in direct conflict with that of the U.S. federal government.
The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and U.S. federal laws made pursuant to it are paramount and, in case of conflict between U.S. federal and U.S. state law, U.S federal law shall apply. Consequently, although our activities are compliant with applicable cannabis-related U.S. state and local regulations, strict compliance with these U.S. state and local regulations may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company.
To address the inconsistent treatment of cannabis under US. federal and U.S. state laws:
•On August 29, 2013, then U.S. Deputy Attorney General James Cole issued a memorandum (the “Cole Memorandum”) offering guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigation and prosecution of cannabis-related activities in all U.S. states. The Cole Memorandum acknowledged that jurisdictions that have legalized cannabis in some form(s) have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the U.S. federal level. While the Cole Memorandum did not provide specific guidelines for what regulatory and enforcement systems would be deemed sufficient by the Department of Justice (the “DOJ”), the Cole Memorandum was seen by many U.S. state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations.
•On January 4, 2018, then U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum, and in the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions became responsible for establishing enforcement priorities for their respective offices. Despite the rescission of the Cole Memorandum, U.S. federal prosecutors appeared to continue to use the Cole Memorandum’s priorities as an enforcement guide. Certain U.S Attorneys, such as Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, focused cannabis enforcement efforts on: (i) overproduction; (ii) targeted sales to minors and (iii) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA, in appropriate circumstances.
•On March 10, 2021, Merrick Garland was appointed U.S. Attorney General. During his confirmation hearing, Garland indicated that, under his leadership, the DOJ would focus its resources on violent crime and cartel activity and deprioritize the enforcement of U.S. federal cannabis laws against individuals and U.S. state-licensed cannabis businesses.
•On December 2, 2022, H.R. 8454, known as the Medical Marijuana and Cannabidiol Research Expansion Act (the “Research Expansion Act”), was signed into law. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history, and it established a new, separate registration process for researchers and manufacturers in the cannabis industry. Amongst other things, the Research Expansion Act (i) directs the DEA to register practitioners who conduct cannabis and cannabidiol (“CBD”) research and manufacturers who supply cannabis for research purposes; (ii) permits the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iv) permits registered entities to manufacture, distribute, dispense or possess cannabis or CBD for purposes of medical research; (v) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (vi) directs the the Department of Health and Human Services (the “HHS”) to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions, such as epilepsy, and the impact of cannabis on adolescent brain development.
•On April 30, 2024, the HHS, in coordination with the DOJ, recommended to the DEA that cannabis be rescheduled from Schedule I to Schedule III of the CSA (“Rescheduling”), and on May 21, 2024, the DEA published a Notice of Proposed Rulemaking (the “NPRM”) signed by U.S. Attorney General Merrick Garland. Rescheduling, which is supported by the National Institute on Drug Abuse, is supported by research studies that concluded cannabis has an accepted medical use in the U.S. and relatively low potential for abuse. The NPRM is subject to evidentiary hearings, a procedural process that allows stakeholders — such as scientists, medical experts, advocacy groups, industry representations and others — to provide testimony and evidence supporting or opposing the NPRM.
•On August 27, 2024, the DEA announced that it would hold a hearing before an administrative law judge on the cannabis rescheduling proposal, a process effectively resembling a trial. The hearing commenced on December 2, 2024. However, on January 23, 2025, the hearing was suspended indefinitely by the administrative law judge in response to a motion submitted by a pro-rescheduling participant requesting the DEA to take various corrective actions to address asserted anti-rescheduling bias demonstrated by the DEA. As of the date of this MD&A, it is unclear time when such appeal may take place or what its outcome may be.
•On December 18, 2025, President Trump signed an executive order directing the Attorney General and the Drug Enforcement Administration ('DEA') to reclassify cannabis from a Schedule I to a Schedule III controlled substance. This directive represents the most significant shift in federal cannabis policy since the enactment of the Controlled Substances Act in 1970. The order instructs federal agencies to expedite the federal rulemaking process required to finalize this rescheduling, which remains ongoing. While the move to Schedule III is expected to alleviate substantial tax burdens—specifically by eliminating the application of Section 280E of the Internal Revenue Code—and improve access to banking and research, the executive order does not legalize the cultivation, manufacture, distribution, or sale of cannabis under federal law, nor does it authorize interstate commerce. As of the date of this MD&A, the ultimate timing and finalization of the DEA’s rulemaking process remain uncertain.
Rescheduling is anticipated to have a substantial impact on the U.S. cannabis industry, including (i) easing restrictions on clinical research into cannabis-based treatments, (ii) eliminating the applicability of Section 280E tax provisions and U.S. federal anti-money laundering regulations to U.S. state-licensed cannabis businesses, (iii) improving access to U.S. banking services and capital markets and (iv) reducing insurance liabilities associated with Schedule I substances. It may also contribute to the destigmatization of cannabis use and cannabis-related businesses. However, Rescheduling will not legalize, under the CSA, the cultivation, manufacture, processing, distribution and sale of cannabis by U.S. state-licensed cannabis business.
Companies that operate in the U.S. medical cannabis industry receive a measure of protection from U.S. federal prosecution through a “rider” provision to the Consolidated Appropriations Acts, which governs the allocation of U.S. federal funding for government operations, programs and agencies. The primary purpose of the rider, known as the “Rohrabacher-Farr Amendment”, is to prohibit the DOJ from using congressionally appropriated funds to interfere with the rights of U.S. states to regulate and manage the medical use of cannabis. The Rohrabacher-Farr Amendment must be renewed annually as part of the appropriations process; otherwise, the DOJ will regain the ability to use congressionally appropriated funds to enforce federal cannabis prohibitions in U.S. states where medical use of cannabis is permitted. Since fiscal year 2015, Congress has renewed the Rohrabacher-Farr Amendment, and as of the issuance of this MD&A, Rohrabacher-Farr Amendment remains in effect. However, there is no guarantee that the Rohrabacher-Farr Amendment will be renewed by Congress in subsequent fiscal years, and the Rohrabacher-Farr Amendment does not legalize the use of cannabis on the U.S. federal level.
In recent years, numerous bills have been introduced in the Congress of the United States (“Congress”) to directly address directly various aspects of U.S. federal cannabis policies, including the decriminalization of cannabis, the imposition of federal taxes, the establishment of national public health and safety standards and the promotion of social equity and economic opportunities in communities disproportionately impacted by the War on Drugs. Notable amongst these are the Cannabis Administration and Opportunity Act (the “CAOA”) and the Marijuana Opportunity Reinvestment and Expungement (“MORE”) Act. While neither the CAOA nor the MORE Act succeeded in passing Congress, the increasing frequency of cannabis-related legislation being introduced in Congress reflects a growing consensus among industry stakeholders and many members of Congress that relying solely on prosecutorial discretion and temporary legislative riders, such as the Rohrabacher-Farr Amendment, to regulate the U.S. cannabis industry is insufficient to protect U.S. state-licensed medical cannabis businesses and medical cannabis patients.
Currently, there is no guarantee that U.S. state laws legalizing and regulating cannabis-related activities will not be repealed or overturned or that local governmental authorities will not limit the applicability of U.S. state laws within their respective jurisdictions. In addition, there is no guaranty that comprehensive U.S. federal legislation to de-schedule and decriminalize cannabis will be passed in the near future or at all, or that if such legislation is passed, it will include provisions that preserve the current state-based cannabis programs under which we operate and/or are favorable our U.S. state-licensed operations. Unless and until Congress amends the CSA with respect to cannabis—and notwithstanding the ongoing federal rulemaking process to potentially reschedule cannabis from Schedule I to Schedule III—the risk remains that federal authorities may enforce current U.S. federal law against U.S. state‑licensed cannabis businesses.
Although the Cole Memorandum has been rescinded, we continue to adhere to the operating policies and procedures that became industry best practice while the Cole Memorandum was in effect to ensure our
i.operations are compliant with all licensing requirements as established by the applicable U.S. state, county, municipality, town, township, borough and other political/administrative divisions;
ii.cannabis related activities adhere to the scope of the licensing obtained — for example: in U.S. states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary permits, and in U.S states where cannabis is permitted for adult use, the products are only sold to individuals who meet the requisite age requirements;
iii.policies and procedures are effective in restricting the distribution of cannabis products to minors;
iv.policies and procedures are effective in preventing the distribution of funds to criminal enterprises, gangs or cartels;
v.U.S. state-mandated seed-to-sale inventory tracking systems and related procedures are designed to effectively monitor our cannabis and cannabis-derived inventory and prevent the diversion of cannabis or cannabis-derived products across U.S. state lines or into U.S. states where cannabis remains prohibited under U.S. state law;
vi.U.S. state-licensed cannabis businesses are not used as a cover for the trafficking of other illegal drugs, for engaging in any other unlawful activity or for violating applicable anti-money laundering statutes and
vii.cannabis and cannabis-derived products comply with all applicable regulations and include the necessary disclaimers regarding product contents to help mitigate public health risks and discourage impaired driving.
In addition, we conduct (i) background checks to ensure that our principal officers and management are of good character and not involved with other illicit drugs or activities, including those involving violence or the use of firearms in the cultivation, manufacturing or distribution of cannabis and cannabis-derived products; and (ii) ongoing reviews of our cannabis-related operations, the premises on which these operations occur and the policies and procedures we have established to regulate the possession of cannabis or cannabis-derived products outside our licensed premises. See “Compliance and Monitoring” section herein for additional details.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “2018 Farm Bill”), was signed into law. The 2018 Farm Bill amended the definition of cannabis under the CSA to exclude hemp, defining hemp as the plant Cannabis sativa L. and any part of that plant—including seeds, derivatives, extracts, cannabinoids, isomers, acids, salts and salts of isomers—provided it contains no more than 0.3 percent delta-9 tetrahydrocannabinol (“Delta-9 THC”) on a dry weight basis. The legislation granted U.S. states the authority to license and regulate the cultivation, production, distribution and sale of hemp and hemp-derived products, such as CBD. In contrast to cannabis, hemp and qualifying hemp-derived products may be distributed and sold across U.S. state lines, provided that the hemp from which such products are derived was cultivated pursuant to a license issued under a U.S. state program approved by the U.S. Department of Agriculture.
Despite the redefinition of hemp under the 2018 Farm Bill, the FDA continues to exercise jurisdiction over hemp-derived products under the Federal Food, Drug, and Cosmetic Act. To date, the FDA (i) has approved only one prescription drug containing CBD, Epidiolex; (ii) prohibits the marketing of CBD as a dietary supplement, as CBD is the active ingredient in Epidiolex; and (iii) prohibits the addition of CBD, THC or other hemp-derived extracts to food or beverages sold in U.S. interstate commerce. The FDA does permit the use of CBD in cosmetic products, provided that such products otherwise comply with the Federal Food, Drug, and Cosmetic Act and do not make therapeutic claims. In January 2023, the FDA announced that existing regulatory frameworks for food and dietary supplements are not appropriate for CBD and indicated its intention to work with Congress to establish a new regulatory pathway for CBD products.

On November 12, 2025, Congress enacted legislation that amended the federal definition of 'hemp' and established a revised federal regulatory framework governing hemp‑derived cannabinoid products (collectively, the “Hemp Amendments”). The Hemp Amendments are scheduled to take effect on November 12, 2026 and represent the most significant federal change affecting hemp‑derived cannabinoid products since the enactment of the 2018 Farm Bill. Among other things, the Hemp Amendments (i) replace the prior delta‑9‑THC threshold with a “total THC” standard that includes delta‑9 THC, THCA and other specified cannabinoids; (ii) establish new federal limits on total THC permitted in consumable hemp‑derived cannabinoid product; (iii) impose expanded compliance obligations on manufacturers, distributors and retailers of hemp‑derived cannabinoid products; and (iv) increase federal oversight of the marketing and distribution of intoxicating hemp‑derived products. These developments may restrict or prohibit categories of hemp‑derived cannabinoid products that previously were marketed as compliant with federal law and may increase regulatory uncertainty and potential enforcement risk with respect to hemp‑derived cannabinoid products. As of the date of this MD&A, it remains unclear how federal agencies will implement and enforce the Hemp Amendments or how these changes will integrate with existing U.S. state regulatory frameworks for hemp and consumable cannabinoid products.
Anti-Money Laundering Laws and Access to Capital
U.S. federal law makes it illegal for financial institutions to provide services to U.S. state-licensed cannabis businesses. Accepting proceeds from the sale of cannabis—a Schedule I controlled substance under the CSA—or introducing those proceeds into the U.S. banking system may be considered money laundering. As a result, financial institutions that depend on the U.S. Federal Reserve’s money transfer system are prohibited from accepting cannabis-related deposits. Under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”), financial institutions that provide checking accounts, credit or debit card services, loans or other banking products to U.S. state-licensed cannabis businesses could be subject to money laundering or conspiracy charges.
In 2014, the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued guidance (the “FinCEN Guidance”) to financial institutions and U.S. prosecutors. The FinCEN Guidance advised U.S. prosecutors not to prioritize enforcement against financial institutions that serve U.S. state-licensed cannabis businesses, provided those businesses comply with U.S. state law and do not violate U.S. federal enforcement priorities under the Cole Memorandum, such as preventing access to cannabis by minors or organized crime. The FinCEN Guidance also outlined how U.S. financial institutions can provide depository services while complying with their obligations under the Bank Secrecy Act, including enhanced customer due diligence and reporting requirements.
The FinCEN Guidance reduced some enforcement risk but did not provide immunity from prosecution. It also increased the cost and burden of compliance, which has discouraged most financial institutions from entering the cannabis sector. Only a limited number of U.S. state-chartered banks and credit unions currently service U.S. state-licensed cannabis businesses. These institutions typically cap cannabis-related deposits at a small portion of their balance sheets, maintain large cash reserves to cover such deposits on demand and charge higher fees to offset compliance costs. In practice, the FinCEN Guidance has not led to a broader willingness among financial institutions to serve U.S. state-licensed cannabis businesses, and most continue to refrain due to the compliance requirements.
Several bills have been introduced in Congress to expand access to banking services, including the Secure and Fair Enforcement Regulation (“SAFER”) Banking Act. In 2023, the Senate Banking Committee approved the SAFER Banking Act by a bipartisan vote of 14-9. The SAFER Banking Act is pending a full Senate vote, but passage remains uncertain. Despite growing support in Congress and among the public, there is no assurance such legislation will be enacted.
Because traditional bank financing is generally unavailable, we rely on equity and debt financing to support our operations, capital expenditures and acquisitions. Until U.S. federal law changes, there can be no assurance that financing will be available to us when needed or on acceptable terms. If additional financing is not available, our ability to fund operations, capital projects, and acquisitions could be limited. Raising funds through equity or convertible debt issuances may also cause significant dilution to our existing shareholders, and new securities may carry rights, preferences or privileges senior to those of our outstanding SVS.
Continued restrictions on financial services available to U.S. cannabis-related businesses may materially and adversely affect our liquidity, growth strategy, and overall financial condition. See the “Risk Factors” section of the Annual Information Form for further risk factors associated with limitations on access to U.S. banking and financing.

Service Providers
Adverse changes in the enforcement of U.S. cannabis laws, regulatory or political shifts, increased scrutiny by regulatory authorities or negative changes in public perception regarding cannabis use could cause our third-party service providers to suspend or withdraw their services, which may have a material adverse effect on our operations.
Heightened Scrutiny by Regulatory Authorities
As outlined above, our existing U.S. operations and any future operations or investments may be subject to heightened scrutiny by regulators, stock exchanges and other authorities. Such scrutiny could restrict our ability to operate or invest in certain jurisdictions and may also affect our listings on the TSX and OTCQX and our reporting obligations in Canada and the U.S.
Adverse changes in government policies or public opinion could significantly influence cannabis regulation in Canada, the U.S. and other jurisdictions. A negative shift in public perception of medical or adult-use cannabis could affect future legislation, regulation or enforcement and may result in the abandonment of initiatives or proposals to legalize medical or adult-use cannabis. Violations of U.S. federal laws and regulations could result in fines, penalties, administrative sanctions, civil settlements or criminal charges.
Following the TSX listing, we became subject to TSX Requirements2 that prohibit direct or indirect ownership or investment in entities engaged in the cultivation, distribution or possession of cannabis in the U.S. in violation of federal law. In addition, Curaleaf Holdings, Inc. is prohibited from transferring cash to Curaleaf, Inc. or its operations engaged in activities that violate U.S. federal cannabis laws, and Curaleaf, Inc. and its subsidiaries or controlled entities are prohibited from transferring cash to Curaleaf Holdings, Inc. whether through dividends or other means. Noncompliance with TSX requirements could result in the denial of certain approvals, including the listing of additional securities or delisting from the TSX.
The clearing of our outstanding SVS depends on the Clearing and Depository Services Inc. (the “CDS”) for SVS quoted on the TSX and the Depository Trust Company (the “DTC”) for SVS quoted on the OTCQX. If the CDS or the DTC imposed a ban on clearing securities of issuers with cannabis-related activities in the U.S., or if we otherwise became ineligible with the CDS or the DTC, our outstanding SVS could become highly illiquid and shareholders could be prevented from trading their SVS on the TSX or OTCQX.
Compliance and Monitoring
We use reasonable commercial efforts to remain in material compliance with the cannabis regulatory environment in the U.S. In addition, we actively participate in the regulatory and legislative processes at the U.S. federal, state and local levels through our compliance and government relations departments, legal counsel, third-party consultants and engagement with cannabis industry groups. We hold all required licenses to cultivate, manufacture, possess and distribute cannabis in the U.S. states in which we operate and remain in good standing and in material compliance with the applicable cannabis regulatory programs in each such U.S. state.
While we may occasionally be cited or fined by U.S. state regulators for non-compliance with cannabis regulations, including those related to product labeling, testing, potency or the use of banned additives, we are not aware of any circumstances that would likely result in regulatory actions with a material adverse impact on our operations or financial condition.
Our Compliance Department, reporting to the Chief Legal Officer (“CLO”), oversees state-level compliance functions, monitors local regulatory processes, reports developments to the CLO and designs and implements strategies in response to regulatory changes, while also working with third-party legal counsel to ensure compliance with U.S. cannabis laws and regulations. Our Government Relations Department works with management to (i) develop and maintain relationships with U.S. state and local regulators, elected officials and cannabis industry groups and (ii) implement strategies that protect our rights and those of our U.S. affiliates to participate in the U.S. cannabis industry.
2 Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual and TSX Staff Notice 2017-0009 (collectively, the “TSX Requirements”).

See the “Risk Factors” section of the Annual Information Form for further risk factors associated with our U.S. operations and those of our U.S. affiliates.
Overview of U.S. State Regulatory Frameworks
Despite the continued illegality of cannabis under U.S. federal law, 48 U.S. states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands have legalized some form of cannabis for medical use. In addition, 24 states, the U.S. Virgin Islands, the Northern Mariana Island, Guam and the District of Columbia have legalized cannabis for adult use.
Each U.S. state that has legalized medical or adult-use cannabis imposes unique licensing requirements, limits on the number of facilities a license holder may operate, caps on the number of license holders and other regulatory conditions. All of the U.S. states in which we operate permit the use of cannabis for specific qualifying conditions when recommended by a medical doctor, and cannabis is sold in licensed dispensaries to adults aged 21 or older.
We are, in all material respects, compliant with the laws and regulations governing our U.S. cannabis operations, including those of our affiliates.
The following summary outlines the regulatory frameworks of the U.S. states in which we operate. Dispensary counts may include licensed locations that are temporarily closed or otherwise inactive. For further details on our U.S. operations, see the “Our global footprint” section of this MD&A.
Arizona
Arizona Licensing Scheme
In Arizona, the Arizona Department of Health Services (“AZ DHS”) licenses and regulates medical and adult use cannabis. Licenses allow one dispensary, one processing site and one cultivation site per licensee. Vertical integration is not required, and off-site processing and cultivation can be shared by cannabis establishments. As of December 31, 2025, there were 181 operating adult use dispensaries.
Arizona Medical Patient Requirements
Qualifying medical conditions in Arizona include, but are not limited to, Alzheimer's; ALS; cancer; chronic pain; Crohn's disease; glaucoma; HIV/AIDS; hepatitis C; PTSD; severe nausea and severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”) and epilepsy.
For a comprehensive list of qualifying conditions, refer to the AZ DHS’ Medical Marijuana Program: https://www.azdhs.gov/licensing/medical-marijuana/index.php#qualifying-home.
Connecticut
Connecticut Licensing Scheme
In Connecticut, the Connecticut Department of Consumer Protection (“CT DCP”) licenses and regulates medical and adult use cannabis. Cannabis licensing is divided into five main categories: (i) retail, (ii) cultivation, (iii) manufacturing, (iv) delivery and (v) individual licenses and registrations; and there are 14 distinct license types. Medical dispensaries are required to have a board-certified pharmacist on-site to dispense cannabis. As of December 31, 2025, Connecticut had one medical dispensary and 40 hybrid retailer licenses approved by the CT DCP.
Connecticut Medical Patient Requirements
Qualifying medical conditions include, but are not limited to,
•For Individuals Aged 18 and Over: cancer; glaucoma; HIV/AIDS; neurological disorders (e.g., Parkinson’s, MS, epilepsy, ALS); chronic pain; PTSD; autoimmune diseases; gastrointestinal conditions (e.g., Crohn’s disease, ulcerative colitis); sickle cell disease and fibromyalgia).

•For Individuals Under 18: cerebral palsy; cystic fibrosis; muscular dystrophy; severe epilepsy; terminal illnesses requiring end of life care and intractable neuropathic pain that is unresponsive to standard medical treatments.
For a comprehensive list of qualifying conditions, refer to the DCP’s Medical Marijuana Program: https://portal.ct.gov/dcp/medical-marijuana-program/qualification-requirements.
Florida Licensing Scheme
In Florida, the Florida Department of Health Office of Medical Marijuana Use (“FL OMMU”) licenses and regulates medical cannabis. The FL OMMU oversees 28 Medical Marijuana Treatment Centers, which encompass all vertically integrated operations, including cultivation, processing, fulfillment/storage and dispensing. Licenses are not capped; however, local zoning approval is required for each dispensary. As of December 31, 2025, Florida had 742 dispensaries throughout the State.
Florida Ballot Initiative
A proposed constitutional amendment to legalize adult-use cannabis for individuals aged 21 and older faces significant uncertainty regarding its placement on Florida’s November 2026 general election ballot. On February 1, 2026, the Florida Department of State declared that the initiative failed to qualify after reporting only 783,592 verified signatures, falling short of the required 891,523 threshold. However, the sponsoring group, Smart & Safe Florida, has challenged this determination as premature, alleging that over 1.4 million signatures were submitted and that administrative delays or improper disqualifications at the county level have suppressed the verified total. While the Florida Supreme Court recently dismissed a review of the measure’s ballot language based on the state’s declaration, ongoing litigation and potential court-ordered recounts leave the amendment’s final status in flux. Should the measure overcome these legal hurdles to reach the ballot, it would still require a 60% supermajority vote to pass.
Florida Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; ALS; Crohn’s disease; Parkinson’s disease; MS; chronic non-malignant pain and terminal conditions.
For a comprehensive list of qualifying conditions, refer to the FL OMMU’s Medical Marijuana Use Program: https://knowthefactsmmj.com/patients/cards/.
Illinois
Illinois Licensing Scheme
In Illinois, the cannabis licensing framework is overseen by two departments: the Illinois Department of Financial and Professional Regulation for retail licenses and the Illinois Department of Agriculture for cultivation/processing licenses. License types include (i) retail, (ii) cultivation, (iii) craft growers, (iv) infusers and (v) transporters. Regulations limit each entity to a maximum of three cultivation licenses and 10 retail locations. As of December 31, 2025, Illinois had 274 adult use operational dispensaries.
Illinois Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; Crohn’s disease; glaucoma; MS; PTSD; intractable pain; fibromyalgia; hepatitis C; Tourette’s syndrome and rheumatoid arthritis. Patients with valid opioid prescriptions may also qualify.

For a comprehensive list of qualifying conditions, refer to the Illinois Department of Public Health’s Medical Cannabis Program: https://www.dph.illinois.gov/topics-services/prevention-wellness/medical-cannabis.
Maine
Maine Licensing Scheme
In Maine, the Maine Department of Administrative and Financial Services Office of Cannabis Policy is responsible for licensing and regulating medical and adult use cannabis. Licenses are not capped; however, (i) municipalities must opt-in for adult use and (ii) medical dispensary owners must be residents of Maine. Medical licensees can be vertically integrated, with one license allowed per dispensary and one license per entity, subject to local approval and relevant licensing (e.g., tobacco or food licenses). Adult-use cannabis licensing is divided into three categories: retail, cultivation and manufacturing, with licensees permitted to hold licenses in multiple categories. As of December 31, 2025, Maine had 181 operational adult use and 90 medical use dispensaries.
Maine Medical Patient Requirements
Qualifying conditions are determined by a practitioner and include any condition where cannabis is deemed therapeutically or palliatively beneficial.
Maryland
Maryland Licensing Scheme
In Maryland, the Maryland Medical Cannabis Commission (“MD MCC”) licenses and regulates medical and adult use cannabis. Licenses are divided into five license types: (i) dispensary, (ii) grower/cultivator, (iii) processor, (iv) independent testing laboratory and (v) ancillary business. Each license is linked to a single facility. Regulations limit an individual or entity to holding an interest in, or control over, no more than one grower license, one processor license and four dispensary licenses. As of December 31, 2025, Maryland had 109 operational dispensaries.
Topicals and edible cannabis products are permitted, provided they are shelf-stable.
Maryland Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cachexia; chronic pain; severe nausea; severe or persistent muscle spasms; glaucoma; HIV/AIDS; Crohn's disease; PTSD and other severe chronic conditions that are unresponsive to standard medical treatment. Additionally, all dispensaries must have a clinical director available electronically.
For a comprehensive list of qualifying conditions, refer to the MD MCC’s Medical Cannabis Program: https://cannabis.maryland.gov/Pages/Medical_Cannabis.aspx.
Massachusetts
Massachusetts Licensing Scheme
In Massachusetts, the Massachusetts Cannabis Control Commission (“MA CCC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Medical Treatment Centers (“MTCs”), which are vertically integrated businesses engaged in the cultivating, processing and retailing of their own cannabis and cannabis-derived products for medical use. Adult-use licenses are divided into a range of license types, including (i) retail, (ii) cultivation, (iii) product manufacturing, (iv) testing laboratories, (v) transporters, (vi) couriers, (vii) research facilities, (viii) social consumption establishments, (ix) microbusinesses and (x) delivery services. Licensees are permitted to holding no more than three licenses within a single license type. Additionally, canopy space is capped at 100,000 square feet, which must be distributed across no more than three cultivation licenses and three MTCs. As of December 31, 2025, Massachusetts had 89 operational MTCs.

Massachusetts Medical Patient Requirements
Qualifying conditions include, but are not limited to, cancer; glaucoma; HIV/AIDS; hepatitis C; ALS; Crohn’s disease; Parkinson’s disease and MS, when such diseases are debilitating. Other debilitating conditions require the attestation of a Qualifying Patient’s healthcare provider.
For a comprehensive list of qualifying conditions, refer to the MA CCC's Medical Use of Marijuana Program: https://www.mass.gov/info-details/massachusetts-law-about-medical-marijuana.
Massachusetts Ballot Initiative
In Massachusetts, recent legislative activity has focused on expanding, rather than repealing, adult‑use cannabis, with the Senate in November 2025 passing a reform bill that would double the adult-use possession limit from one ounce to two ounces and restructure the Cannabis Control Commission to modernize and strengthen the state’s regulatory framework.
Missouri
Missouri Licensing Scheme
In Missouri, the Missouri Department of Health and Senior Services (“MD HSS”) licenses and regulates medical and adult use cannabis (also known as “comprehensive licenses”). License types are divided into (i) cultivation, (ii) infused product manufacturing, (iii) dispensary, (iv) transportation, (v) testing and (vi) microbusiness. Missouri does not require vertical integration, and each license is tied to a single facility. Facilities are prohibited from being owned, in whole or in part, or managed by any individual with a disqualifying felony offense. Additionally, no owner may hold more than 10% of the total number of medical and adult use licenses within each license type. As of December 31, 2025, Missouri had 225 operational dispensaries.
Missouri Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; intractable migraines; persistent muscle spasms (e.g., MS and Parkinson's); PTSD; Crohn's disease; HIV/AIDS and terminal illnesses. Physicians may certify other chronic, debilitating conditions.
For a comprehensive list of qualifying conditions, refer to the MD HSS’ Medical Marijuana Regulation Program: https://health.mo.gov/safety/cannabis/patient-services.php.
Nevada
Nevada Licensing Scheme
In Nevada, the Nevada Cannabis Compliance Board (“NV CCB”) licenses and regulates medical and adult use cannabis. Cannabis licenses types include (i) cultivation, (ii) product manufacturing, (iii) distribution, (iv) dispensary/retail, (v) testing laboratory and (vi) consumption lounge. Licenses are not capped; however, they are issued only during designated licensing rounds, which are conducted only on an as needed, based on jurisdictional regulations. As of December 31, 2025, Nevada had one medical, and 107 adult-use operational dispensaries.
Nevada Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, HIV/AIDS; cancer; anorexia nervosa; epilepsy; glaucoma; autism spectrum disorders; opioid addiction; muscle spasms (including, without limitation, spasms caused by MS) and neuropathic conditions, whether or not such condition causes seizures.

For a comprehensive list of qualifying conditions, refer to the NV CCB’s Medical Marijuana Program: https://dpbh.nv.gov/Reg/MM-Patient-Cardholder-Registry/.
New Jersey
New Jersey Licensing Scheme
In New Jersey, the New Jersey Cannabis Regulatory Commission (“NJ CRC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Alternative Treatment Centers, which are vertically integrated businesses engaged in the cultivating, manufacturing and dispensing of their own cannabis and cannabis-derived products for medical use. Adult use licenses are divided into the following types: (i) cultivation, (ii) manufacturing, (iii) wholesale, (iv) distribution, (v) retail and (vi) delivery. Adult-use licensees may vertically integrate by holding any combination of the license types simultaneously or by holding wholesale and distributor licenses simultaneously. Licenses are not capped; however, adult use licensees are limited to operating one business per license type. As of December 31, 2025, New Jersey had 41 medical, and 400 adult use dispensaries operational.
New Jersey Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety; cancer; chronic pain; epilepsy; glaucoma; HIV/AIDS; Crohn's disease; PTSD; MS and terminal illnesses with a prognosis of less than 12 months.
For a comprehensive list of qualifying conditions, refer to the NJ CRC’s Medicinal Cannabis Program: https://www.nj.gov/cannabis/medicinalcannabis/medicinal/.
New Jersey Recent Legislation
New Jersey has authorized cannabis consumption lounges under N.J.S.A 24:6I-21, a provision enacted as part of the New Jersey Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act. The NJ CRC began accepting applications from social equity applicants in January 2025, diversely owned businesses and microbusinesses in April 2025 and all interested Class 5 cannabis retail operators in July 2025. The first four approvals were granted in August 2025.
New York
New York Licensing Scheme
In New York, the New York Cannabis Control Board (“NY CCB”), within the Office of Cannabis Management, licenses and regulates medical and adult use cannabis. Medical licenses are granted to ‘registered organizations’, which are vertically integrated businesses permitted to manage one medical cultivation/processing facility and up to four medical dispensaries. Adult use license types include (i) cultivation, (ii) processing, (iii) distribution, (iv) retail and (v) microbusiness operations. As of December 31, 2025, New York had 38 operational registered organization dispensary locations and 582 operational adult use dispensaries.
New York Medical Patient Requirements
Under the OCM’s Medical Cannabis Program certification and registration system, practitioners are authorized to certify patients for medical cannabis use for any condition they believe can be effectively treated with medical cannabis.
For a comprehensive list of qualifying conditions, refer to the NY CCB’s Medical Cannabis Program: https://cannabis.ny.gov/medical-cannabis.

New York Recent and Proposed Legislation
New York is implementing Metrc, a seed-to-sale tracking system intended to reduce the availability of illegal cannabis and cannabis-derived products in the state. Full integration of all cannabis licensees registered in New York is expected by December 2025.
North Dakota
North Dakota Licensing Scheme
In North Dakota, the North Dakota Department of Health and Human Services (“ND HHS”) licenses and regulates medical cannabis. There are two categories of licenses: manufacturing facilities (which are subdivided into cultivation-only and manufacturing-only) and dispensaries. Each license permits the operation of one dispensary or manufacturing facility per licensee. Currently, the ND HHS is permitted to issue a maximum of two manufacturing facilities licenses and eight dispensary licenses. As of December 31, 2025, all available licenses have been awarded.
Manufacturing facilities are restricted to activities that fall under (i) producing, (ii) processing, (iii) acquiring, (iv) possessing, (v) storing, (vi) transferring and (vii) transporting medical cannabis or medical cannabis-derived products (excluding edibles). Dispensaries are only permitted to purchase cannabis from licensed manufacturing facilities and engage in the storing, delivering, transferring and transporting of medical cannabis.
North Dakota Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; PTSD; epilepsy; MS; Crohn's disease; neuropathies; Tourette’s syndrome; Ehlers-Danlos syndrome; autism spectrum disorders; brain injuries and terminal illnesses.
For a comprehensive list of qualifying conditions, please refer to the ND HHS’ Medical Marijuana Program: https://www.health.nd.gov/mm.
Ohio
Ohio Licensing Scheme
As of January 1, 2024, regulatory oversight of Ohio’s cannabis program is shared between two departments. The Division of Cannabis Control (“OH DCC”), within the Ohio Department of Commerce, oversees the registration of patients and caregivers and licenses medical cultivators, processors, dispensaries and testing laboratories. The OH DCC is also responsible for licensing and regulating the adult-use cannabis. The State Medical Board of Ohio certifies physicians to recommend medical cannabis and approve qualifying conditions.
The medical market is divided into the following license types: (i) cultivator (Level I and Level II), (ii) processor, (iii) dispensary and (iv) testing. Each license is tied to a single facility. As of December 31, 2025, Ohio had 195 dispensaries with a dual-use Certificate of Operation that are permitted to sell both medical and adult use cannabis.
Ohio Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; epilepsy; severe chronic or intractable pain; PTSD; MS; Parkinson's disease; Crohn's disease; glaucoma; HIV/AIDS; Tourette’s syndrome; traumatic brain injuries; ulcerative colitis and terminal illnesses.
For a comprehensive list of qualifying conditions, refer to the OH DCC’s Medical Marijuana Control Program Patient & Caregiver Registry: https://com.ohio.gov/divisions-and-programs/cannabis-control/patients-caregivers.

Pennsylvania
Pennsylvania Licensing Scheme
In Pennsylvania, the Pennsylvania Department of Health (“PA DOH”) licenses and regulates medical cannabis. There are three license types: (i) grower/processor, (ii) dispensary and (iii) clinical registrant. As of December 31, 2025, Pennsylvania had 192 operational dispensaries and 12 operational grower/processors. PA DOH also requires each licensed dispensary to have a pharmacist or physician on-site during operating hours.
Pennsylvania Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety disorder; cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; MS; severe chronic or intractable pain; neurodegenerative diseases; Huntington’s disease; opioid use disorder (unresponsive to standard medical treatment) and terminal illnesses.
For a comprehensive list of qualifying conditions, refer to the PA DOH’s Medical Marijuana Program: https://www.pa.gov/agencies/health/programs/medical-marijuana.html.
Utah
Utah Licensing Scheme
As of January 1, 2024, regulatory oversight of Utah's medical-only cannabis program is shared between two departments: (i) the Utah Department of Agriculture and Food (“UDAF”), which oversees the licensing of pharmacies, couriers, cultivation and processors of cannabis for medical use; and (ii) the Utah Department of Health and Human Services (“UDHHS”), which oversees regulation of recommending medical providers, pharmacists and patients. The recently established Cannabis Production Establishment Licensing Advisory Board is responsible for final approval of all medical cannabis licenses. As of the 2025 legislative session, pharmacy licenses are capped at 15 (plus one additional rural license in 2026 and one Closed-Door pharmacy). Standalone Tier 1 Processor licenses are capped at 18 (cap limit has already been reached); however, provisions have been made for cultivation licenses to acquire Tier 2 Processor licenses, which will allow for final packaging of flower. Cultivation licenses are capped at 15 (cap limit has not been reached). Licensees are allowed to hold multiple types of licenses, and licenses are non-transferable and non-assignable. Change in ownership of less than 50% are permitted without requiring a new license application. As of December 31, 2025, Utah had 15 operating medical dispensaries.
Utah Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, Alzheimer’s disease; ALS; cancer; epilepsy; chronic pain; autism spectrum disorders; Crohn's disease; ulcerative colitis; MS; HIV/AIDS; terminal illnesses with a life expectancy of less than six months and PTSD. PTSD qualifies if the patient is (i) treated and monitored by a licensed health therapist and either (ii) diagnosed by a Veterans Administration healthcare provider or diagnosed or confirmed by a licensed psychiatrist, psychologist, clinical social worker or psychiatric advanced practice registered nurse.
For a comprehensive list of qualifying conditions, refer to the UDHHS’ Center for Medical Cannabis: https://medicalcannabis.utah.gov/.
Evolution of State Hemp-Derived THC Regulatory Frameworks
The market for hemp-derived intoxicating products is undergoing a fundamental transformation driven by the convergence of restrictive state-level frameworks and recent federal legislative amendments. Throughout 2025 and into early 2026, several states, including Connecticut, New Jersey and Massachusetts, implemented or advanced frameworks designed to migrate hemp-derived intoxicants into license-based distribution pathways—such as regulated cannabis dispensaries or liquor retail channels—while imposing strict age-gating, testing and 0.3% THC limits. In Maryland, Nevada and New York, regulatory and judicial actions further narrowed the market by reclassifying delta-8, delta-10 and other conversion-based isomers as controlled substances or regulated cannabis, effectively banning their sale in general retail settings. Even historically permissive markets, such as Pennsylvania and Missouri, are seeing bipartisan momentum toward formal oversight, including mandatory product registration and restricted-access retail requirements. These state efforts were disrupted by the enactment of federal Hemp Amendments, which established a strict "total THC" standard and 0.4 mg-per-container limit that conflicts with existing state definitions. The Hemp Amendments are expected to necessitate significant legislative revisions across several states, further accelerating the trend toward heightened oversight and more restrictive distribution models. For cannabis operators, these unified regulatory developments signal a rapid contraction of general-market distribution pathways, elevated enforcement risks for non-licensed entities and a fundamental reshaping of competitive dynamics across the broader U.S. cannabinoid marketplace.
Risk Factors
A discussion of the risk factors to which we are subject is presented in the section entitled “Risk Factors” of our AIF, which section is incorporated by reference herein. Our shareholders should carefully evaluate the risk factors noted within the AIF, which is made available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) under our profile.
The risks and uncertainties outlined in the AIF and elsewhere in this MD&A are not the only ones we face. Additional risks and uncertainties not presently known to us or currently deemed immaterial by us may also impair our operations. If any such risks actually occur, our business, financial condition, liquidity, results of operations and prospects could be materially adversely affected; our ability to implement our growth plans could be adversely affected and our shareholders could lose all or part of their investment.
The acquisition of our SVS is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in our securities should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act, is a process designed by, or under the supervision of, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and is effected by our Board of Directors, management and other personnel, for the purpose of providing reasonable assurance regarding the reliability of our financial reporting process and preparation of the accompanying Consolidated Financial Statements in accordance with U.S. GAAP.
Our disclosure controls and procedures include policies and procedures that (i) relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the accompanying Consolidated Financial Statements in accordance with U.S. GAAP and the proper authorization of receipts and expenditures in accordance with our delegation of authority policies and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the accompanying Consolidated Financial Statements. Management, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025 and have concluded that said disclosure controls and procedures were effective as of December 31, 2025.
Limitations on Effectiveness of Controls and Procedures
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate due to changing conditions or the degree of compliance with policies and procedures may deteriorate.
Management Report on Internal Controls over Financial Reporting
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control Integrated Framework (2013). Based on its assessment, management determined that our internal control over financial reporting was effective as of December 31, 2025. PKF O'Connor Davies, LLP, an

independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting, as indicated in their report which is included herein.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.